UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

Summary

Registration data
General information	02
Address	04
Marketable securities	05
Auditor information	06
Share register	07
Investor Relations Officer	08
Shareholders’ Department	09

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

1 - General information
Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous
company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration
Date CVM:	05/18/2000
State of CVM
Registration:	Active
Starting date
of situation:	05/18/2000
Country:	Brazil
Country in which the
marketable securities
are held in custody:	Brazil
Foreign countries in
which the marketable
securities are accepted
for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding (Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date
on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date
of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of
share control:	11/30/2009

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

Date of last change of company year:
Day/Month of
year end:	12/31
Web address:	www.cpfl.com.br
Newspapers in which issuer discloses its information:	Name of paper in which issuer discloses its information FU
Diario Oficial do Estado de São Paulo	SP
Valor Econômico	SP

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-6083, FAX: (019) 3756-6089,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, E-MAIL: ri@cpfl.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

3 - MARKETABLE SECURITIES
Shares		Trading			Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	09/29/2004		Novo Mercado 9/29/2004
Debentures		Trading			Listing
Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized
Market	CETIP	05/18/2000		Traditional	05/19/2000

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

4 - AUDITOR INFORMATION
Is there an auditor?	Yes

CVM CODE:	385-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	Deloitte Touche Tomatsu Auditores Independentes
CNPJ:	49.928.567/0001-11
Service Provision Period:	03/12/2012
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Marcelo Magalhães Fernandes	03/12/2012	110.931.498-17

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

5 – SHARE REGISTRER
Do you have service provider:	Yes
Corporate Name:	Banco do Brasil

CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011
Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-
080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

6 – INVESTOR RELATIONS OFFICER
NAME:	Gustavo Estrella
Director of Investor Relations
CPF/CNPJ:	037.234.097-09
Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino,
Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br.

Start date of activity:	02/27/2013
End date of activity:

Registration Form – 2014 – CPFL ENERGIA S.A.	Version: 3

7 – SHAREHOLDERS’ DEPARTMENT
Contact	Eduardo Atsushi Takeiti
Start date of activity:	12/13/2011
End date of activity:

Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino,
Campinas, SP, Brasil, CEP 13088-140, Telephone (019) 3756-6083, Fax (019) 3756-6089, e-mail: eduardot@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –  Date: June 30, 2014 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	11
Cash dividend	11
Parent Company Interim Financial Statements
Balance Sheet Assets	12
Balance Sheet Liabilities	13
Income Statement	14
Statement of Comprehensive Income	15
Cash Flow Statements	16
Statement of Changes in Shareholders´ Equity
01/01/2014 to 06/30/2014	17
01/01/2013 to 06/30/2013	18
Statements of Added Value	19
Consolidated Interim Financial Statements
Balance Sheet Assets	20
Balance Sheet Liabilities	21
Income Statement	22
Statement of Comprehensive Income	23
Cash Flow Statements	24
Statement of Changes in Shareholders’ Equity
01/01/2014 to 06/30/2014	25
01/01/2013 to 06/30/2013	26
Statements of Added Value	27
Comments on Performance	28
Notes to the Interim Financial Statements	37
Other relevant information	105
Reports
Report on review of Interim Financial Information	109

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 06/30/2014
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)

AGM	04/29/2014	Dividend	05/08/2014	ON (Common shares)		0.59006

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2014	Previous Year 12/31/2013
1	Total assets	8,164,998	8,389,811
1.01	Current assets	2,012,100	1,720,232
1.01.01	Cash and cash equivalents	1,252,336	990,672
1.01.06	Recoverable taxes	41,178	29,874
1.01.06.01	Current recoverable taxes	41,178	29,874
1.01.08	Other current assets	718,586	699,686
1.01.08.03	Others	718,586	699,686
1.01.08.03.01	Other credits	2,473	1,984
1.01.08.03.02	Dividends and interest on shareholders’ equity	716,113	697,702
1.02	Noncurrent assets	6,152,898	6,669,579
1.02.01	Noncurrent assets	201,331	248,623
1.02.01.06	Deferred taxes	173,591	165,798
1.02.01.06.02	Deferred taxes credits	173,591	165,798
1.02.01.08	Related parties credits	2,163	8,948
1.02.01.08.02	Subsidiaries credits	2,163	8,948
1.02.01.09	Other noncurrent assets	25,577	73,877
1.02.01.09.03	Escrow deposits	572	91
1.02.01.09.05	Other credits	11,947	14,389
1.02.01.09.07	Advance for future capital increase	13,058	59,397
1.02.02	Investments	5,950,623	6,419,924
1.02.02.01	Permanent equity interests	5,950,623	6,419,924
1.02.02.01.02	Investments in subsidiares	5,950,623	6,419,924
1.02.03	Property, plant and equipment	926	1,000
1.02.04	Intangible assets	18	32
1.02.04.01	Intangible assets	18	32
1.02.04.01.01	Concession agreement	18	32

PARENT COMPANY INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2014	Previous Year 12/31/2013
2	Total liabilities	8,164,998	8,389,811
2.01	Current liabilities	1,334,800	46,245
2.01.01	Social and Labor Obligations	4	10
2.01.01.02	Labor Obligations	4	10
2.01.01.02.01	Estimated Labor Obligation	4	10
2.01.02	Suppliers	524	1,127
2.01.02.01	National Suppliers	524	1,127
2.01.03	Tax Obligations	252	359
2.01.03.01	Federal Tax Obligations	252	359
2.01.03.01.01	Income tax and Social Contribution	-	12
2.01.03.01.03	COFINS (Tax on Revenue)	47	47
2.01.03.01.04	Others Federal	205	300
2.01.04	Loans and financing	1,302,359	12,438
2.01.04.02	Debentures	1,302,359	12,438
2.01.04.02.01	Interest on debentures	13,710	12,438
2.01.04.02.02	Debentures	1,288,649	-
2.01.05	Other Current liabilities	31,661	32,311
2.01.05.02	Others	31,661	32,311
2.01.05.02.01	Dividends and interest on shareholders´ equity	16,125	15,407
2.01.05.02.05	Other payable	15,536	16,904
2.02	Noncurrent liabilities	30,565	1,319,667
2.02.01	Loans and financing	-	1,287,912
2.02.01.02	Debentures	-	1,287,912
2.02.02	Other liabilities	30,213	31,495
2.02.02.02	Others	30,213	31,495
2.02.02.02.04	Other payable	30,213	31,495
2.02.04	Provisons	352	260
2.02.04.01	Reserve for tax, civil and labor risks	352	260
2.02.04.01.02	Reserve for labor risks	128	97
2.02.04.01.04	Reserve for civil risks	224	163
2.03	Shareholders’ equity	6,799,633	7,023,899
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	287,673	287,630
2.03.04	Profit reserves	1,020,535	1,545,178
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserves	308,196	265,037
2.03.04.08	Additional Proposed dividend	-	567,802
2.03.04.10	Reserve of retained earnings for investment	108,987	108,987
2.03.05	Retained earnings / (loss)	313,208	-
2.03.08	Other Comprehensive Income	384,793	397,667
2.03.08.01	Accumulated Comprehensive Income	384,793	397,667

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
3.01	Net Operating revenues	33	33	20	50
3.03	Gross Operating income	33	33	20	50
3.04	Gross Operating income (expense)	165,566	346,090	(94,710)	312,223
3.04.02	General and administrative	(5,371)	(11,317)	(5,949)	(10,860)
3.04.06	Equity income	170,937	357,407	(88,761)	323,083
3.05	Income before financial income and taxes	165,599	346,123	(94,690)	312,273
3.06	Financial income / expense	(3,632)	(12,471)	(8,938)	(10,582)
3.06.01	Financial income	31,045	55,412	(1,041)	2,823
3.06.02	Financial expense	(34,677)	(67,883)	(7,897)	(13,405)
3.07	Income before taxes	161,967	333,652	(103,628)	301,691
3.08	Income tax and social contribution	2,667	7,478	(17,283)	(17,015)
3.08.01	Current	-	(317)	(12,215)	(12,214)
3.08.02	Deferred	2,667	7,795	(5,068)	(4,801)
3.09	Net income/(loss) from continuing operations	164,634	341,130	(120,911)	284,676
3.11	Net income/(loss)	164,634	341,130	(120,911)	284,676
3.99.01.01	ON	0.17	0.35	(0.13)	0.30
3.99.02.01	ON	0.17	0.35	(0.13)	0.29

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
4.01	Net income/(loss)	164,634	341,130	(120,911)	284,676
4.02	Other comprehensive income	-	-	502,927	502,927
4.02.01	Equity on comprehensive income of subsidiaries	-	-	502,927	502,927
4.03	Comprehensive income	164,634	341,130	382,016	787,603

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 06/30/2014	YTD Previous year 01/01/2013 to 06/30/2013
6.01	Net cash from operating activities	833,206	671,662
6.01.01	Cash generated (used) from operations	43,748	(9,876)
6.01.01.01	Net income, including income tax and social contribution	333,653	301,691
6.01.01.02	Depreciation and amortization	87	36
6.01.01.03	Reserve for tax, civil, labor	130	199
6.01.01.04	Equity in subsidiaries	(357,407)	(323,083)
6.01.01.05	Interest and monetary and exchange restatement	67,285	11,281
6.01.02	Variation on assets and liabilities	789,458	681,538
6.01.02.01	Dividend and interest on equity received	867,738	681,777
6.01.02.02	Recoverable taxes	(11,289)	(1,655)
6.01.02.03	Escrow deposits	(480)	(18)
6.01.02.04	Other operating assets	1,955	(2,912)
6.01.02.05	Suppliers	(603)	(541)
6.01.02.06	Other taxes and social contributions	(413)	6,650
6.01.02.07	Interest on debts (paid)	(65,405)	(2,437)
6.01.02.09	Other operating liabilities	(2,010)	674
6.01.02.10	Tax, civil and labor risks paid	(35)	-
6.02	Net cash in investing activities	(6,174)	3,947
6.02.01	Increase in property, plant and equipment	-	(275)
6.02.02	Financial investments	-	4,710
6.02.04	Intercompany loans with subsidiaries and associated companies	6,884	514
6.02.05	Capital increase in investments	-	(1)
6.02.06	Others	-	(1)
6.02.07	Additions to intangible assets	(13,058)	(1,000)
6.03	Net cash in financing activities	(565,368)	833,429
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-	223
6.03.02	Payments of dividend and interest on shareholders’ equity	(565,368)	(453,968)
6.03.03	Loans, financing and debentures obtained	-	1,287,174
6.05	Increase (decrease) in cash and cash equivalents	261,664	1,509,038
6.05.01	Cash and cash equivalents at beginning of period	990,672	141,835
6.05.02	Cash and cash equivalents at end of period	1,252,336	1,650,873

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2014 TO JUNE 30, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897
5.03	Adjusted balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897
5.04	Capital transactions within shareholders	-	44	(567,802)	2,362	-	(565,396)
5.04.10	Additional dividend aproved	-	-	(567,802)	-	-	(567,802)
5.04.11	Prescribed dividend	-	-	-	2,362	-	2,362
5.04.12	Capital increase in subsidiaries without change in control	-	251	-	-	-	251
5.04.13	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)
5.05	Total comprehensive income	-	-	-	341,130	-	341,130
5.05.01	Net income / Loss for the period	-	-	-	341,130	-	341,130
5.06	Internal changes in Shareholders' equity	-	-	43,160	(30,284)	(12,876)	-
5.06.01	Formation of reserve	-	-	43,160	(43,160)	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,876	(12,876)	-
5.07	Final balance	4,793,424	287,674	1,020,535	313,208	384,790	6,799,631

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2013 TO JUNE 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	228,322	1,339,287	-	19,695	6,380,728
5.04	Capital transactions with the shareholders	-	-	(455,906)	2,192	-	(453,714)
5.04.10	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)
5.04.11	Prescribed dividend	-	-	-	2,192	-	2,192
5.05	Total comprehensive income	-	-	-	284,676	502,930	787,606
5.05.01	Net income for the period	-	-	-	284,676	-	284,676
5.05.02	Other comprehensive income	-	-	-	-	502,930	502,930
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	502,930	502,930
5.06	Internal changes of shareholders' equity	-	-	(64,164)	76,181	(12,017)	-
5.06.04	Statutory reserve in the period	-	-	(64,164)	64,164	-	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	12,017	(12,017)	-
5.07	Final balance	4,793,424	228,322	819,217	363,049	510,608	6,714,620

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current year 01/01/2014 to 06/30/2014	YTD Previous year 01/01/2013 to 06/30/2013
7.01	Revenues	37	330
7.01.01	Sales of goods, products and services	37	55
7.01.03	Revenues related to the construction of own assets	-	275
7.02	Inputs	(3,111)	(4,491)
7.02.02	Material-Energy-Outsourced services-Other	(2,379)	(2,671)
7.02.04	Other	(732)	(1,820)
7.03	Gross added value	(3,074)	(4,161)
7.04	Retentions	(87)	(36)
7.04.01	Depreciation and amortization	(87)	(36)
7.05	Net added value generated	(3,161)	(4,197)
7.06	Added value received in transfer	412,820	332,620
7.06.01	Equity in subsidiaries	357,407	323,083
7.06.02	Financial income	55,413	9,537
7.07	Added Value to be Distributed	409,659	328,423
7.08	Distribution of Added Value	409,659	328,423
7.08.01	Personnel	6,784	5,319
7.08.01.01	Direct Remuneration	3,937	3,912
7.08.01.02	Benefits	2,435	935
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	412	472
7.08.02	Taxes, Fees and Contributions	(6,205)	24,980
7.08.02.01	Federal	(6,229)	24,960
7.08.02.02	State	24	20
7.08.03	Remuneration on third parties’ capital	67,950	13,448
7.08.03.01	Interest	67,882	13,385
7.08.03.02	Rental	68	63
7.08.04	Remuneration on own capital	341,130	284,676
7.08.04.03	Retained profit / loss for the period	341,130	284,676

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2014	Previous Year 12/31/2013
1	Total assets	32,537,156	31,042,796
1.01	Current assets	8,572,543	7,264,323
1.01.01	Cash and cash equivalents	4,740,672	4,206,422
1.01.02	Financial Investments	5,422	24,806
1.01.02.02	Financial Investments at amortized cost	5,422	24,806
1.01.02.02.01	Held to maturity	5,422	24,806
1.01.03	Accounts receivable	2,231,367	2,007,789
1.01.03.01	Consumers	2,231,367	2,007,789
1.01.04	Materials and suppliers	22,918	21,625
1.01.06	Recoverable taxes	266,577	262,433
1.01.06.01	Current Recoverable taxes	266,577	262,433
1.01.08	Other current assets	1,305,587	741,248
1.01.08.03	Other	1,305,587	741,248
1.01.08.03.01	Other credits	1,231,653	673,383
1.01.08.03.02	Derivatives	9,194	1,842
1.01.08.03.03	Leases	12,154	10,758
1.01.08.03.04	Dividends and interest on shareholders’ equity	52,586	55,265
1.02	Noncurrent assets	23,964,613	23,778,473
1.02.01	Noncurrent assets	6,440,413	6,280,045
1.02.01.03	Accounts receivable	137,375	153,854
1.02.01.03.01	Consumers	137,375	153,854
1.02.01.06	Deferred taxes	1,221,422	1,168,706
1.02.01.06.02	Deferred taxes credits	1,221,422	1,168,706
1.02.01.08	Related parties	96,598	86,655
1.02.01.08.03	Credits with related parties	96,598	86,655
1.02.01.09	Other noncurrent assets	4,985,018	4,870,830
1.02.01.09.03	Derivatives	180,537	316,648
1.02.01.09.04	Escrow deposits	1,143,779	1,143,179
1.02.01.09.05	Recoverable taxes	167,386	173,362
1.02.01.09.06	Leases	38,064	37,817
1.02.01.09.07	Financial asset of concession	3,021,163	2,787,073
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other credits	317,435	296,097
1.02.02	Investments	1,173,705	1,032,681
1.02.02.01	Permanent equity interests	1,173,705	1,032,681
1.02.02.01.04	Other permanent equity interests	1,173,705	1,032,681
1.02.03	Property, plant and equipment	7,731,505	7,717,419
1.02.03.01	Fixed assets - in service	7,459,114	6,748,593
1.02.03.03	Fixed assets - in progress	272,391	968,826
1.02.04	Intangible assets	8,618,990	8,748,328
1.02.04.01	Intangible assets	8,618,990	8,748,328

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current Quarter 06/30/2014	Previous Year 12/31/2013
2	Total liabilities	32,537,156	31,042,796
2.01	Current liabilities	6,858,948	4,905,531
2.01.01	Social and Labor Obligations	97,688	67,633
2.01.01.02	Labor Obligations	97,688	67,633
2.01.01.02.01	Estimated Labor Obligation	97,688	67,633
2.01.02	Suppliers	1,930,713	1,884,693
2.01.02.01	National Suppliers	1,930,713	1,884,693
2.01.03	Tax Obligations	403,034	318,063
2.01.03.01	Federal Tax Obligations	166,998	196,884
2.01.03.01.01	Income tax and Social Contribution	61,232	92,431
2.01.03.01.02	PIS (Tax on Revenue)	15,848	14,256
2.01.03.01.03	COFINS (Tax on Revenue)	73,101	64,778
2.01.03.01.04	Others Federal	16,817	25,419
2.01.03.02	State Tax Obligations	233,381	117,905
2.01.03.02.01	ICMS (Tax on Revenue)	233,381	117,895
2.01.03.02.02	Others State	-	10
2.01.03.03	Municipal Tax Obligations	2,655	3,274
2.01.03.03.01	Others Municipal	2,655	3,274
2.01.04	Loans and financing	3,554,516	1,837,462
2.01.04.01	Loans and financing	1,433,976	1,640,456
2.01.04.01.01	Brazilian currency	1,379,293	1,582,742
2.01.04.01.02	Foreign Currency	54,683	57,714
2.01.04.02	Debentures	2,120,540	197,006
2.01.04.02.01	Debentures	1,878,170	34,872
2.01.04.02.02	Interest on debentures	242,370	162,134
2.01.05	Other liabilities	872,997	797,680
2.01.05.02	Others	872,997	797,680
2.01.05.02.01	Dividends and interest on shareholders´ equity	21,942	21,224
2.01.05.02.04	Derivatives	3,426	-
2.01.05.02.05	Post-employment benefit obligation	81,952	76,810
2.01.05.02.06	Regulatory charges	44,234	32,379
2.01.05.02.07	Public utility	3,943	3,738
2.01.05.02.08	Other payable	717,500	663,529
2.02	Noncurrent liabilities	17,142,317	17,338,547
2.02.01	Loans and financing	14,967,574	15,183,936
2.02.01.01	Loans and financing	8,249,835	7,589,540
2.02.01.01.01	Brazilian currency	5,428,519	5,638,800
2.02.01.01.02	Foreign Currency	2,821,316	1,950,740
2.02.01.02	Debentures	6,717,739	7,594,396
2.02.01.02.01	Debentures	6,717,739	7,562,219
2.02.01.02.02	Interest on debentures	-	32,177
2.02.02	Other payable	635,320	569,469
2.02.02.02	Other	635,320	569,469
2.02.02.02.03	Derivatives	97,075	2,950
2.02.02.02.04	Post-employment benefit obligation	308,960	350,640
2.02.02.02.05	Taxes and Contributions	21,062	32,555
2.02.02.02.06	Public utility	81,819	79,438
2.02.02.02.07	Other payable	126,404	103,886
2.02.03	Deferred taxes	1,108,395	1,117,146
2.02.03.01	Deferred Income tax and Social Contribution	1,108,395	1,117,146
2.02.04	Provisions	431,028	467,996
2.02.04.01	Reserve for tax, civil and labor risks	431,028	467,996
2.02.04.01.01	Reserve for tax risks	156,105	174,568
2.02.04.01.02	Reserve for labor risks	116,245	119,707
2.02.04.01.04	Reserve for civil risks	144,693	149,735
2.02.04.01.05	Reserve for other risks	13,985	23,986
2.03	Shareholders´ equity - consolidated	8,535,891	8,798,718
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	287,673	287,630
2.03.04	Profit reserves	1,020,535	1,545,177
2.03.04.01	Legal reserves	603,352	603,352
2.03.04.02	Statutory reserve - financial asset of concession	308,196	265,037
2.03.04.08	Additional Proposed dividend	-	567,801
2.03.04.10	Reserve of retained earnings for investment	108,987	108,987
2.03.05	Retained earnings	313,208	-
2.03.08	Other comprehensive income	384,793	397,668
2.03.09	Noncontrolling interest	1,736,258	1,774,819

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
3.01	Net operating revenues	3,893,683	7,820,993	3,598,342	7,313,769
3.02	Cost of electric energy services	(3,069,796)	(6,203,267)	(2,776,123)	(5,311,628)
3.02.01	Cost of electric energy	(2,440,405)	(4,992,650)	(2,152,651)	(4,053,763)
3.02.02	Operating cost	(411,447)	(803,297)	(363,655)	(738,255)
3.02.03	Services rendered to third parties	(217,944)	(407,320)	(259,817)	(519,610)
3.03	Gross Operating income	823,887	1,617,726	822,219	2,002,141
3.04	Gross Operating income (expense)	(337,730)	(623,162)	(571,538)	(957,390)
3.04.01	Sales expenses	(102,912)	(204,235)	(105,009)	(207,730)
3.04.02	General and administrative	(185,837)	(348,915)	(400,211)	(601,509)
3.04.05	Others	(88,910)	(181,016)	(93,715)	(181,805)
3.04.06	Equity income	39,929	111,004	27,397	33,654
3.05	Income before financial income and taxes	486,157	994,564	250,681	1,044,751
3.06	Financial income / expense	(224,044)	(446,949)	(415,036)	(558,685)
3.06.01	Financial income	248,800	477,486	120,581	249,263
3.06.02	Financial expense	(472,844)	(924,435)	(535,617)	(807,948)
3.07	Income before taxes	262,113	547,615	(164,355)	486,066
3.08	Income tax and social contribution	(116,818)	(227,919)	30,287	(214,831)
3.08.01	Current	(124,809)	(291,724)	(66,888)	(251,364)
3.08.02	Deferred	7,991	63,805	97,175	36,533
3.09	Net income from continuing operations	145,295	319,696	(134,068)	271,235
3.11	Net income	145,295	319,696	(134,068)	271,235
3.11.01	Net income attributable to controlling shareholders	164,635	341,130	(120,911)	284,676
3.11.02	Net income attributable to noncontrolling shareholders	(19,340)	(21,434)	(13,157)	(13,441)

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF COMPREHENSIVE INCOME
(in thousands of Brazilian reais – R$)

Code	Description	Current Year - Second Quarter	YTD Current Year	Previous Year - Second Quarter	YTD Previous Year
		04/01/2014 to 06/30/2014	01/01/2014 to 06/30/2014	04/01/2013 to 06/30/2013	01/01/2013 to 06/30/2013
4.01	Net income	145,295	319,696	(134,067)	271,235
4.02	Other comprehensive income	-	-	502,927	502,927
4.02.01	Actuarial gain	-	-	502,927	502,927
4.03	Comprehensive income	145,295	319,696	368,860	774,162
4.03.01	Comprehensive income attributtable to controlling shareholders	164,635	341,130	382,016	787,603
4.03.02	Comprehensive income attributable to non controlling shareholders	(19,340)	(21,434)	(13,156)	(13,441)

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian reais – R$)
Code	Description	YTD Current year 01/01/2014 to 06/30/2014	YTD Previous year 01/01/2013 to 06/30/2013
6.01	Net cash from operating activities	266,630	1,485,775
6.01.01	Cash generated from operations	1,853,166	1,972,997
6.01.01.01	Net income, including income tax and social contribution	547,615	486,066
6.01.01.02	Depreciation and amortization	563,784	525,839
6.01.01.03	Reserve for tax, civil, labor and environmental risks	75,198	222,076
6.01.01.04	Interest and monetary and exchange restatement	703,904	644,336
6.01.01.05	Gain on pension plan	24,079	41,060
6.01.01.06	Losses on disposal of noncurrent assets	23,542	18,260
6.01.01.07	Deferred taxes - PIS and COFINS	(19,638)	17,965
6.01.01.08	Other	(546)	475
6.01.01.09	Provision for doubtful accounts	46,232	50,574
6.01.01.10	Equity income	(111,004)	(33,654)
6.01.02	Variation on assets and liabilities	(1,586,536)	(487,222)
6.01.02.01	Consumers, Concessionaires and Licensees	(249,034)	303,374
6.01.02.02	Recoverable Taxes	9,519	(11,484)
6.01.02.03	Leases	(1,644)	(286)
6.01.02.04	Escrow deposits	42,641	74,980
6.01.02.05	Other operating assets	(64,143)	(55,223)
6.01.02.06	Suppliers	46,016	(81,574)
6.01.02.07	Taxes and social contributions paid	(321,968)	(325,791)
6.01.02.08	Other taxes and social contributions	94,334	(13,779)
6.01.02.09	Employee Pension Plans	(60,617)	(39,585)
6.01.02.10	Interest paid on debt	(620,210)	(449,450)
6.01.02.11	Regulator charges	11,855	(78,700)
6.01.02.12	Tax, civil and labor risks paid	(99,027)	(38,281)
6.01.02.13	Other operating liabilities	79,391	35,406
6.01.02.14	Dividend and interest on equity received	16,103	26,000
6.01.02.15	Resources provided by the Energy Development Account - CDE / CCEE	(477,448)	(78,053)
6.01.02.16	Resources provided by the CDE	7,696	245,224
6.02	Net cash in investing activities	(635,174)	(1,062,528)
6.02.01	Acquisition of property, plant and equipment	(167,449)	(581,201)
6.02.02	Marketable Securities, Deposits and Escrow Deposits	(12,862)	47,080
6.02.04	Acquisition of intangible assets	(352,399)	(448,398)
6.02.05	Sale of noncurrent assets	10,495	-
6.02.07	Other	-	(129)
6.02.08	Intercompany loans with subsidiaries and associated companies	950	(79,880)
6.02.09	Capital increase in investments	(45,445)	-
6.02.10	Acquisition of subsidiaries net of cash acquired	(68,464)	-
6.03	Net cash in financing activities	902,794	2,561,302
6.03.01	Loans, financing and debentures obtained	2,433,388	3,896,982
6.03.02	Payments of Loans, financing and debentures , net of derivatives	(949,514)	(860,537)
6.03.03	Dividend and interest on shareholders’ equity paid	(581,986)	(475,143)
6.03.04	Capital increase by noncontrolling shareholders	906	-
6.05	Increase (decrease) in cash and cash equivalents	534,250	2,984,549
6.05.01	Cash and cash equivalents at beginning of period	4,206,422	2,435,034
6.05.02	Cash and cash equivalents at end of period	4,740,672	5,419,583

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2014 TO JUNE 30, 2014 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,818	8,798,715
5.03	Adjusted opening balance	4,793,424	287,630	1,545,177	-	397,666	7,023,897	1,774,818	8,798,715
5.04	Capital transactions within shareholders	-	44	(567,802)	2,362	-	(565,396)	(17,070)	(582,466)
5.04.09	Additional dividend aproved	-	-	(567,802)	-	-	(567,802)	(16,617)	(584,419)
5.04.10	Prescribed dividend	-	-	-	2,362	-	2,362	-	2,362
5.04.11	Capital increase in subsidiaries without change in control	-	251	-	-	-	251	656	907
5.04.12	Gain (loss) in participation without change in control	-	(207)	-	-	-	(207)	207	-
5.04.13	Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	(1,316)	(1,316)
5.05	Total comprehensive income	-	-	-	341,130	-	341,130	(21,434)	319,696
5.05.01	Net income	-	-	-	341,130	-	341,130	(21,434)	319,696
5.06	Internal changes of shareholders equity	-	-	43,160	(30,284)	(12,876)	-	(56)	(56)
5.06.01	Formation of reserve	-	-	43,160	(43,160)	-	-	-	-
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(56)	(56)
5.06.06	Realization of deemed cost of fixed assets	-	-	-	19,508	(19,508)	-	-	-
5.06.07	Tax on deemed cost realization	-	-	-	(6,632)	6,632	-	-	-
5.07	Ending balance	4,793,424	287,674	1,020,535	313,208	384,790	6,799,631	1,736,258	8,535,889

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 1, 2013 TO JUNE 30, 2013 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728	1,510,401	7,891,129
5.03	Adjusted opening balance	4,793,424	228,322	1,339,287	56,293	(36,598)	6,380,728	1,510,401	7,891,129
5.04	Capital transactions within shareholders	-	-	(455,906)	2,192	-	(453,714)	(11,799)	(465,513)
5.04.09	Additional dividend aproved	-	-	(455,906)	-	-	(455,906)	(11,799)	(467,705)
5.04.10	Prescribed dividend	-	-	-	2,192	-	2,192	-	2,192
5.05	Total comprehensive income	-	-	-	284,676	502,926	787,602	(13,441)	774,161
5.05.01	Net income	-	-	-	284,676	-	284,676	(13,441)	271,235
5.05.02	Other comprehensive income	-	-	-	-	502,926	502,926	-	502,926
5.05.02.06	Comprehensive income - Actuarial gain	-	-	-	-	502,926	502,926	-	502,926
5.06	Internal changes of shareholders equity	-	-	(64,164)	76,181	(12,017)	-	(23)	(23)
5.06.04	Other transactions within noncontrolling shareholders	-	-	-	-	-	-	(23)	(23)
5.06.05	Statutory reserve in the period	-	-	(64,164)	64,164	-	-	-	-
5.06.06	Realization of comprehensive income - deemed cost	-	-	-	18,208	(18,208)	-	-	-
5.06.07	Taxes on the realization of comprehensive income - deemed cost	-	-	-	(6,191)	6,191	-	-	-
5.07	Ending balance	4,793,424	228,322	819,217	419,342	454,311	6,714,616	1,485,138	8,199,754

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2014 to 06/30/2014	YTD Previous Year 01/01/2013 to 06/30/2013
7.01	Revenues	10,522,713	10,301,398
7.01.01	Sales of goods, products and services	9,979,941	9,225,456
7.01.02	Other revenue	405,800	517,827
7.01.02.01	Revenue from construction of infrastructure distribution	405,800	517,827
7.01.03	Revenues related to the construction of own assets	183,204	608,689
7.01.04	Allowance for doubtful accounts	(46,232)	(50,574)
7.02	Inputs	(6,854,148)	(6,332,850)
7.02.01	Cost of sales	(5,790,254)	(4,510,245)
7.02.02	Material-Energy-Outsourced services-Other	(853,299)	(1,353,237)
7.02.04	Other	(210,595)	(469,368)
7.03	Gross added value	3,668,565	3,968,548
7.04	Retentions	(564,057)	(526,925)
7.04.01	Depreciation and amortization	(418,609)	(377,504)
7.04.02	Other	(145,448)	(149,421)
7.04.02.01	Intangible concession asset - amortization	(145,448)	(149,421)
7.05	Net added value generated	3,104,508	3,441,623
7.06	Added value received in transfer	590,042	297,803
7.06.01	Equity result	111,004	33,655
7.06.02	Financial income	479,038	264,148
7.07	Added Value to be Distributed	3,694,550	3,739,426
7.08	Distribution of Added Value	3,694,550	3,739,426
7.08.01	Personnel	394,158	384,929
7.08.01.01	Direct Remuneration	248,013	236,580
7.08.01.02	Benefits	126,017	130,398
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	20,128	17,951
7.08.02	Taxes, Fees and Contributions	2,178,427	2,226,427
7.08.02.01	Federal	686,561	764,987
7.08.02.02	State	1,484,561	1,455,226
7.08.02.03	Municipal	7,305	6,214
7.08.03	Remuneration on third parties’ capital	953,386	856,835
7.08.03.01	Interest	924,397	834,495
7.08.03.02	Rental	23,111	22,340
7.08.03.03	Other	5,878	-
7.08.04	Remuneration on own capital	168,579	271,235
7.08.04.03	Retained profit / loss for the period	168,579	271,235

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

The increase in net income in the quarter was R$ 285,545, compared with the same quarter of 2013 (profit of R$ 164,634 in 2014 and loss of R$ 120,911 in 2013), primarily due to an increase of R$ 259,698 in income from equity in subsidiaries.

 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	2nd Quarter			1st Semester
	2014	2013	%	2014	2013	%
Operating revenues	5,169,918	4,771,295	8.4%	10,385,741	9,743,283	6.6%
Electricity sales to final consumers (*)	3,712,763	3,408,713	8.9%	7,467,929	6,994,049	6.8%
Electricity sales to wholesaler´s	660,484	611,807	8.0%	1,361,439	1,293,192	5.3%
Revenue from construction of concession infrastructure	217,030	259,198	-16.3%	405,800	517,827	-21.6%
Other operating revenues (*)	579,641	491,578	17.9%	1,150,573	938,215	22.6%
Deductions from operating revenues	(1,276,235)	(1,172,953)	8.8%	(2,564,748)	(2,429,514)	5.6%
Net operating revenue	3,893,683	3,598,342	8.2%	7,820,993	7,313,769	6.9%
Cost of eletric energy	(2,440,406)	(2,152,651)	13.4%	(4,992,650)	(4,053,763)	23.2%
Electricity purchased for resale	(2,301,084)	(1,955,431)	17.7%	(4,661,044)	(3,734,588)	24.8%
Electricity network usage charges	(139,322)	(197,220)	-29.4%	(331,606)	(319,175)	3.9%
Operating cost/expense	(1,007,050)	(1,222,408)	-17.6%	(1,944,783)	(2,248,910)	-13.5%
Personnel	(215,508)	(184,972)	16.5%	(412,177)	(362,952)	13.6%
Employee pension plans	(12,038)	(20,530)	-41.4%	(24,079)	(41,060)	-41.4%
Materials	(28,921)	(28,788)	0.5%	(56,804)	(54,559)	4.1%
Outside services	(126,214)	(122,374)	3.1%	(245,569)	(244,692)	0.4%
Depreciation and amortization	(211,380)	(190,011)	11.2%	(418,335)	(376,418)	11.1%
Intangible of concession amortization	(73,805)	(74,929)	-1.5%	(145,448)	(149,421)	-2.7%
Costs related to infrastructure construction	(217,030)	(259,198)	-16.3%	(405,800)	(517,827)	-21.6%
Other	(122,155)	(341,605)	-64.2%	(236,571)	(501,980)	-52.9%
Income from electric energy service	446,227	223,284	99.8%	883,560	1,011,096	-12.6%
Financial income (expense)	(224,043)	(415,036)	-46.0%	(446,949)	(558,684)	-20.0%
Income	248,800	120,581	106.3%	477,486	249,263	91.6%
Expense	(472,843)	(535,617)	-11.7%	(924,435)	(807,947)	14.4%
Interest in subsidiaries, associates and joint ventures	39,929	27,397	45.7%	111,004	33,654	229.8%
Income before taxes	262,113	(164,354)	259.5%	547,615	486,066	12.7%
Social Contribution	(31,427)	8,923	452.2%	(61,856)	(57,423)	7.7%
Income Tax	(85,391)	21,364	499.7%	(166,063)	(157,408)	5.5%
Net income	145,295	(134,067)	208.4%	319,696	271,235	17.9%

Net income attributable to the shareholders of the company	164,634	(120,911)	236.2%	341,130	284,676	19.8%
Net income/(loss) attributable to the non controlling interests	(19,340)	(13,156)	47.0%	(21,434)	(13,441)	59.5%

EBITDA	771,636	515,622	49.7%	1,558,938	1,570,589	-0.7%

(*) The reclassification of revenue from network usage charge - TUSD was not taken into acount in presentation of the comments on consolidated perfomance.

Net income for the period and EBITDA reconciliation
Net income	145,295	(134,067)	319,696	271,235
Depreciation and amortization	285,185	264,940	563,784	525,839
Amortization of value-added of assets	295	-	591	-
Financial income (expense)	224,043	415,036	446,949	558,684
Social contribution	31,427	(8,923)	61,856	57,423
Income tax	85,391	(21,364)	166,063	157,408
EBITDA	771,636	515,622	1,558,938	1,570,589

 Gross Operating Revenue

The Gross Operating Revenue in the 2nd quarter of 2014 was R$ 5,169,918, up 8.4% (R$ 398,623) compared with the same quarter of the previous year.

The main factors in this change were:

•       Increase of 8.9% (R$ 304,050) in the supply of electric energy, due to increase of 7.6% in the average tariffs charged as a result of tariff reviews and increase of 1.2% in volume sold;

•       Increase of 8.0% (R$ 48,677) in the energy supplied caused mainly by:

o        Increase of R$ 225,655 in sales of current electric energy in the Electric Energy Commercialization Chamber (“CCEE”) mainly by an increase of 555 Gwh (R$183,619)  and additional revenue of R$ 42,062 by the subsidiary CPFL Geração in the 2nd quarter of 2014, due to the seasonalization;

o         Increase of 8.2% (R$ 8,939) sold to Furnas due the up of 8.2% in the tariff adjustment, partially offset by:

o        Decrease of 35.0% (R$ 185,917) in Other concessionaires and licensees, basically due (i) decrease of 32.2% in the volume sold mainly due to the termination of some contracts and, (ii) down of 4.1%  in the average tariff.

•       Decrease of 16.3% (R$ 42,168) in revenue from construction of the concession infrastructure due to the decline in investments in the quarter, with no impact on the net profit.

•       Increase of 17.9% (R$ 88,063) in other operating revenues, due mainly to: (i) compensation of generators (R$ 63,490) by the distribution subsidiaries (ii) accounting for the low income subsidy and discounts on tariffs reimbursed by funds from the CDE (R$ 16,543) and (iii) leasing and rent (R$ 6,150).

➢  Quantity of Energy Sold

The quantity of energy bill to final consumers in the 2nd quarter of 2014 increased by 2.4% in relation to the same period of the previous year. If the effect of migration of customers to the Free Market were to be excluded, the growth would be 6.5%.

The residential category, which accounts for 37.7% of the total captive market, recorded growth of 4.1%. If the effect of more days in the previously year were to be excluded, the growth would be 7.7%. The growth was boosted by the increase in new consumer units and the residential stocks of electrical appliances, due to the maintenance of high income levels and low unemployment.

The commercial category, which accounts for 21.2% of the total captive market, recorded an increase of 3.8%. If the effect of migration of customers to the Free Market and more days in the previously year were to be excluded, the growth would be 8.1%.We draw attention to the cumulative retail sales, which increased by 4.9% in the 12 months ended in April 2014. A similar comparison for sales of furniture and household electrical goods appliances shows a high of 5.6%.

The industrial category, which represents 20.8% of the total captive market, reported a decrease of 4.3%. If the effect of migration of customers to the Free Market and more days in the previously year were to be excluded, the growth would be 0.5%. This performance is the direct result of the modest vitality of Brazilian industrial activity which, year-to-date (to May 2014) dropped by -1.6%, reinforcing the signs of deceleration of the economy. Another significant factor is the impact of holiday shutdowns in some sectors in May and, in particular, in June, with a view to adjusting excess inventories in the industry.

Energy sales by the commercialization and generation segment were down 10.4% on the same period of the previous year, mainly due to the decrease in sales under bilateral agreements and free clients in the commercialization segment. Although there was an increase in the client portfolio, there was no significant growth in consumption by these clients in view of the relative stagnation of the industrial segment and the difficulties caused by the adverse energy scenario, offset by increased sales by CPFL Renováveis, due to the start-up of the Atlântica and Campo dos Ventos II complexes and finalization of the acquisition of Rosa dos Ventos.

➢  Tariffs

The supply tariffs increased by an average of 7.6% in the 2st quarter of 2014, mainly due to the net effect of the distributors’ tariffs review, mainly:

  RGE: 22.77% from June 2014(in 2013 the percentage was negative in 10.64%);
  CPFL Paulista: 17.23% from April 2014.
  CPFL Piratininga: 6.91% from October 2013

Deductions from Operating Revenue

Deductions from Operating Revenue in the 2st quarter of 2014 amounted to R$ 1,276,235, up 8.8% (R$ 103,282) on the same quarter of 2013, largely due to:

•         Increase of 12.5% (R$ 46,776) in PIS and COFINS, largely as a result of the increase in the calculation base for these taxes.

•         Increase of 42,7.9% (R$ 38,617) in sector charges manly by increase of R$ 34,898 in the Energy Development Account due to the ratification of the new quote for 2014.

•         Increase of 2.5% (R$ 17,419) in ICMS, largely as a result of the up of 10.5% in the supply billed.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 2,440,406, increase of 13.4% (R$ 287,755) on the same period of the previous year, mainly due to:

•         Increase of 17.7% (R$ 345,653) in electric energy purchased for resale, due to:

o    Increase of 59.0% (R$ 1,153,091) in the average price, reflecting the greater exposure and variation in the settlement price “PLD”; partially offset by

o    Decrease of 3.3% (R$65,888) in the quantity of energy purchased, due to the decrease in sales;

o    Decrease of R$ 741,550 due to the higher reimbursement of costs by the CDE for hydrological risk and overcontracting for the distribution subsidiaries.

•         Decrease of 29.4% (R$ 57,898) in transmission and distribution network usage charges, mainly due to: (i) a decrease of R$ 51,870 in the System Service Charges, net of reimbursement of costs by the CDE, (ii) decrease of R$ 24,858 in the reserve energy charges - EER, partially offset by increase of R$ 10,473 in the basic network charges and R$ 2,272 in the charges of use of the distribution system.

A significant portion of these cost increases is not included in the distributors’ tariffs and will be passed on in the next tariff increase (see further comments about the impact of regulatory assets and liabilities at the end of the Comments on Performance).

Operating Costs and Expenses

Without taking into consideration the costs of infrastructure construction, Operating Costs and Expenses in the quarter amounted to R$ 790,020, down 18,0% (R$ 173,190) on the same period of the previous year. This was mainly due to:

•         Personnel: an increase of 16.5% (R$ 30,536), mainly by: (i) increase of R$ 15,109 with profit sharing, (ii) decrease of  R$ 13, 345 in the Capitalization of personnel costs in investment from January 2014, in accordance with the new methodology established by ANEEL, and (iii) incrcease of personnel and the effects of the 2014 collective labor (R$ 2,081);

•         Employee Pension Plans: decrease of 41.4% (R$ 8,493) as a result of the actuarial report for 2014;

•         Outsourced Services: an increase of 3.1% (R$ 3,840), mainly due to the expenses with plant maintenance;

•         Depreciation and Amortization: an increase of 11.2% (R$ 21,369), mainly due to (i)  increase of R$ 15,682 for the subsidiary CPFL Renováveis due to the companies that started operations; (ii) increase of R$ 5,263 in amortization of the intangible distribution infrastructure asset, mainly due to addiction in the intangible assets base;

•         Other Expense: decrease of 64,2% (R$ 219,450), primarily due to the decrease of (i) R$ 199,334 in legal, judicial and indemnities, (ii) R$ 13,747 in other taxes due to registration in 2013 of enrollment in the Special ICMS Financing Program – PEP, and (iii) R$ 2,338 in allowance for doubtful accounts.

Financial Income (Expense)

The Net Financial Expense in the quarter was R$ 224,043, compared with R$ 415,036 in the same quarter of 2013, a decrease of R$ 190,992 in net expense. This variation is mainly due to:

•         Increase of 106.3% (R$ 128,219) in financial income, mainly due to (i) increase of R$ 64,015 in income from short-term cash investments, (ii) monetary and exchange restatement R$ 11,888, (iii) reversal of restatement of a provision for tax contingencies of R$ 17,879, (iv) restatement of legal deposits and tax credits of R$ 19,222, and (v) adjustment in the estimated cash flow of the financial assets of concession (R$ 12,405);

•         Decrease of 11.7% (R$ 62,774) in financial expense, mainly due to increase of (i) decrease of R$ 126,491 with adjustment in the estimated cash flow of the financial assets of concession, (ii) decrease of R$ 59,579 in interest and tax fines, due to recognition in 2013 of a fine and interest on ICMS (Special Financing Program, partially offset by (i) increase of R$ 97,434 in debt charges and monetary and exchange restatement as a result of the increased debt, and increase of the indexes, and e (ii) decrease of R$ 15,426 with capitalized interests.

Interest in subsidiaries, associates and joint ventures

Changes in equity income relate to income from equity in joint ventures, as shown below:

	2nd quarter 2014	2nd quarter 2013
Epasa	(4,602)	(9,760)
Baesa	3,824	3,069
Campos Novos	22,094	21,529
Chapecoense	18,909	12,560
Amortization of value-added of assets	(295)	-
Total	39,929	27,397

•         Chapecoense: increase of R$ 6,349, primarily by increase with the income of transactions with the CCEE (R$ 14,789), partially offset by an increase with costs of energy, due to the effects of GSF (R$ 5,470).

Social Contribution and Income Tax

Taxes on income in the 2 nd quarter of 2014, were R$ 116,818, up by 486% (R$147,105) in relation to the income recorded in the same quarter of 2013, primarily due to the effects of changes in income before Taxes.

Net Income and EBITDA

As a result of the above factors, the income for the quarter was R$ 145,295, 208.4% (R$ 279,362) higher than the same period of 2013 (a loss of R$ 134,067).

EBITDA (net income for the quarter, excluding the effects of depreciation, amortization, financial income (expense), social contribution and income tax) for the 2 nd quarter of 2014 was R$ 771,636, or 49.7% (R$ 256,015) higher than EBITDA in the same quarter of 2013.

Regulatory Assets and Liabilities

Regulatory Assets and Liabilities are not accounted for, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS). If they were recorded, there would be a positive impact on EBITDA of R$ 38 million in the 2 nd quarter of 2014 (R$ 26 million in the same quarter of 2013) and R$ 37 million on Net Income (R$ 19 million in the same quarter of 2013). The amounts relating to the deferral of regulatory assets and liabilities will be passed on to the tariffs in the next tariff readjustment, through the financial components. The amounts relating to amortization of these are reflected in the tariffs of each period.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its comments on performance are provided in its Interim Financial Statements - ITR, at June 30, 2014, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements - ITR, at June 30, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Commercialization Brasil S.A.

	Consolidated
	2nd Quarter			1st Semester
	2014	2013	%	2014	2013	%
Operating revenues	520,766	558,938	-6.8%	1,085,448	1,162,157	-6.6%
Electricity sales to final consumers	227,576	226,986	0.3%	456,033	447,480	1.9%
Electricity sales to wholesaler´s	291,751	331,659	-12.0%	622,337	713,680	-12.8%
Other operating revenues	1,439	294	390.2%	7,079	997	610.0%
Deductions from operating revenues	(60,858)	(64,252)	-5.3%	(125,410)	(132,968)	-5.7%
Net operating revenue	459,908	494,686	-7.0%	960,038	1,029,188	-6.7%
Cost of eletric energy	(391,755)	(490,368)	-20.1%	(818,104)	(994,388)	-17.7%
Electricity purchased for resale	(395,274)	(489,560)	-19.3%	(821,584)	(993,550)	-17.3%
Electricity network usage charges	3,519	(807)	-535.9%	3,481	(838)	-515.5%
Operating cost/expense	(10,369)	(10,568)	-1.9%	(19,123)	(19,962)	-4.2%
Personnel	(6,168)	(6,100)	1.1%	(11,121)	(10,525)	5.7%
Materials	(42)	(65)	-35.6%	(81)	(129)	-37.4%
Outside services	(1,660)	(2,082)	-20.3%	(3,347)	(4,273)	-21.7%
Depreciation and amortization	(1,112)	(982)	13.2%	(2,217)	(1,949)	13.7%
Other	(1,386)	(1,339)	3.6%	(2,357)	(3,085)	-23.6%
Income from electric energy service	57,784	(6,250)	-1024.5%	122,811	14,839	727.6%
Financial income (expense)	1,005	1,416	-29.0%	3,052	4,925	-38.0%
Income	7,907	6,751	17.1%	16,829	14,994	12.2%
Expense	(6,902)	(5,335)	29.4%	(13,777)	(10,069)	36.8%
Income before taxes	58,789	(4,834)	-1316.0%	125,864	19,763	536.9%
Social contribution	(5,348)	404	-1424.0%	(11,411)	(1,848)	517.4%
Income tax	(14,864)	986	-1607.8%	(31,756)	(5,270)	502.6%
Net income	38,577	(3,445)	-1219.9%	82,696	12,645	554.0%

Net income attributable to the shareholders of the company	38,577	(3,445)	-1219.9%	82,696	12,645	554.0%

EBITDA	58,897	(5,268)	-1218.1%	125,028	16,788	644.8%

Net income for the period and EBITDA reconciliation
Net income	38,577	(3,445)	82,696	12,645
Depreciation and amortization	1,112	982	2,217	1,949
Financial income (expense)	(1,005)	(1,416)	(3,052)	(4,925)
Social contribution	5,348	(404)	11,411	1,848
Income tax	14,864	(986)	31,756	5,270
EBITDA	58,897	(5,268)	125,028	16,788

Gross Revenue

Gross Revenue in 2 nd quarter of 2014 was R$ 520,766, down R$ 38,172 (6.8%) in relation to the same quarter of 2013, primarily by the operations in the parent company:

•         Energy Supply: decrease of R$ 39,907, due to:

o     Bilateral agreements: decrease of R$ 173,946, due to the drop of 1,056 GWh (R$ 191,011), in sales, partially offset by an increase of 4.5%, (R$ 17,065) in the average price; and

o    Sales in the CCEE: increase of R$ 134,039, due to the increase of 278 GWh in the amount sold.

Cost of Electric Energy

The cost of electric energy in 2nd quarter of 2014 was R$ 391,755, down R$ 98,612 (20.1%) on the same quarter of 2013. This decrease is primarily due to the operations in the Company (decrease of R$ 94, 286):

•         Decrease of R$ 68,450 in purchases through bilateral agreements, explained by the drop of 817 GWh (R$ 124,195) in the amount acquired, partially offset by an increase of 11.5%, (R$ 55,745) in the average price; and

•         Reduction of R$ 25,836 in CCEE purchases, explained by the drop of 41 GWh (R$ 32,624) in the amount acquired, partially offset by the increase of 143% (R$ 6,788) in the average price.

Financial income (expense)

Net financial income of R$ 1,005 was recorded in 2nd quarter of 2014, down R$ 411 (29.9%) on the same quarter of 2013, mainly by increase in financial expense, due to effect of CDI.

Net Income for the period and EBITDA

A net income of R$ 38,577 was recorded in 2nd quarter of 2014, increase of R$ 42,022 when compared with the same quarter of 2013.

EBITDA (net Income before financial income (expense), income tax and social contribution, depreciation and amortization) of R$ 58,897 was recorded for 2nd quarter of 2014, increase of 64,165 when compared with the same quarter of 2013.

Information not reviewed by the auditors.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2014

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2014 and December 31, 2013
(in thousands of Brazilian reais)
		Parent company		Consolidated
ASSETS	Note	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

CURRENT ASSETS
Cash and cash equivalents	5	1,252,336	990,672	4,740,672	4,206,422
Consumers, concessionaires and licensees	6	-	-	2,231,367	2,007,789
Dividends and interest on shareholders´ equity receivable	11	716,113	697,702	52,586	55,265
Financial investments		-	-	5,422	24,806
Recoverable taxes	7	41,178	29,874	266,577	262,433
Derivatives	32	-	-	9,194	1,842
Materials and supplies		-	-	22,918	21,625
Leases		-	-	12,154	10,757
Other credits	10	2,473	1,984	1,231,654	673,383
TOTAL CURRENT ASSETS		2,012,100	1,720,232	8,572,543	7,264,323

NONCURRENT ASSETS
Consumers, concessionaires and licensees	6	-	-	137,375	153,854
Loans to subsidiaries, associates and joint ventures	30	2,163	8,948	96,598	86,655
Escrow deposits	20	572	92	1,143,779	1,143,179
Recoverable taxes	7	-	-	167,386	173,362
Derivatives	32	-	-	180,537	316,648
Deferred taxes credits	8	173,591	165,798	1,221,422	1,168,706
Advances for future capital increase		13,058	59,397	-	-
Leases		-	-	38,064	37,817
Financial asset of concession	9	-	-	3,021,163	2,787,073
Investment at cost		-	-	116,654	116,654
Other credits	10	11,947	14,389	317,435	296,096
Investment	11	5,950,623	6,419,924	1,173,705	1,032,681
Property, plant and equipment	12	926	1,000	7,731,505	7,717,419
Intangible assets	13	18	32	8,618,990	8,748,328
TOTAL NONCURRENT ASSETS		6,152,899	6,669,579	23,964,613	23,778,473

TOTAL ASSETS		8,164,998	8,389,811	32,537,156	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Balance Sheets as of June 30, 2014 and December 31, 2013
(in thousands of Brazilian reais)

		Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013

CURRENT LIABILITIES
Suppliers	14	524	1,127	1,930,713	1,884,693
Accrued interest on debts	15	-	-	101,147	125,829
Accrued interest on debentures	16	13,710	12,438	242,370	162,134
Loans and financing	15	-	-	1,332,828	1,514,626
Debentures	16	1,288,649	-	1,878,170	34,872
Post-employment benefit obligation	17	-	-	81,952	76,810
Regulatory charges	18	-	-	44,234	32,379
Taxes and social contributions payable	19	252	359	403,034	318,063
Dividends and Interest on Equity		16,125	15,407	21,942	21,224
Accrued liabilities		4	10	97,688	67,633
Derivatives	32	-	-	3,426	-
Public Utilities	21	-	-	3,943	3,738
Other accounts payable	22	15,535	16,904	717,497	663,529
TOTAL CURRENT LIABILITIES		1,334,799	46,246	6,858,948	4,905,531

NONCURRENT LIABILITIES
Accrued interest on debts	15	-	-	68,551	43,396
Accrued interest on debentures	16	-	-	-	32,177
Loans and financing	15	-	-	8,181,284	7,546,144
Debentures	16	-	1,287,912	6,717,739	7,562,219
Post-employment benefit obligation	17	-	-	308,960	350,640
Taxes and social contributions payable	19	-	-	21,062	32,555
Deferred taxes debits	8	-	-	1,108,395	1,117,146
Reserve for tax, civil and labor risks	20	352	260	431,028	467,996
Derivatives	32	-	-	97,075	2,950
Public utilities	21	-	-	81,819	79,438
Other accounts payable	22	30,214	31,495	126,404	103,886
TOTAL NONCURRENT LIABILITIES		30,566	1,319,667	17,142,317	17,338,547

SHAREHOLDERS' EQUITY	23
Capital		4,793,424	4,793,424	4,793,424	4,793,424
Capital reserves		287,673	287,630	287,673	287,630
Profit reserves		603,352	603,352	603,352	603,352
Reserve of retained earnings for investment		108,987	108,987	108,987	108,987
Statutory reserve - financial asset of concession		308,196	265,037	308,196	265,037
Dividend		-	567,802	-	567,802
Other comprehensive income		384,793	397,668	384,793	397,668
Retained earnings		313,208	-	313,208	-
		6,799,633	7,023,899	6,799,633	7,023,899
Net equity attributable to noncontrolling shareholders		-	-	1,736,258	1,774,819
TOTAL SHAREHOLDERS' EQUITY		6,799,633	7,023,899	8,535,891	8,798,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,164,998	8,389,811	32,537,156	31,042,796

The accompanying notes are an integral part of these interim financial information.

CPFL ENERGIA S.A.
Statement of income for the periods ended on June 30, 2014 and 2013
(in thousands of Brazilian reais, except for Earnings per share)

		Parent company				Consolidated
		2014		2013		2014		2013
STATEMENT OF INCOME	Note	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester

NET OPERATING REVENUE	25	33	33	20	50	3,893,683	7,820,993	3,598,342	7,313,769
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy	26	-	-	-	-	(2,440,406)	(4,992,650)	(2,152,651)	(4,053,763)
Operating cost	27	-	-	-	-	(411,447)	(803,297)	(363,655)	(738,255)
Services rendered to third parties	27	-	-	-	-	(217,944)	(407,321)	(259,817)	(519,610)

GROSS OPERATING INCOME		33	33	20	50	823,887	1,617,726	822,219	2,002,140
Operating expenses	27
Sales expenses		-	-	-	-	(102,912)	(204,235)	(105,009)	(207,730)
General and administrative expenses		(5,371)	(11,317)	(5,949)	(10,860)	(185,837)	(348,915)	(400,211)	(601,509)
Other operating expense		-	-	-	-	(88,910)	(181,016)	(93,715)	(181,805)

INCOME FROM ELECTRIC ENERGY SERVICE		(5,338)	(11,283)	(5,929)	(10,810)	446,227	883,560	223,284	1,011,096

INTEREST IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES	11	170,937	357,407	(88,761)	323,083	39,929	111,004	27,397	33,654
FINANCIAL INCOME (EXPENSE)	28
Income		31,045	55,412	(1,041)	2,823	248,800	477,486	120,581	249,263
Expense		(34,677)	(67,883)	(7,897)	(13,405)	(472,843)	(924,435)	(535,617)	(807,947)
		(3,632)	(12,471)	(8,938)	(10,582)	(224,043)	(446,949)	(415,036)	(558,684)
INCOME BEFORE TAXES		161,967	333,653	(103,628)	301,691	262,113	547,615	(164,354)	486,066
Social contribution	8	984	2,674	(3,651)	(3,590)	(31,427)	(61,856)	8,923	(57,423)
Income tax	8	1,684	4,804	(13,632)	(13,425)	(85,391)	(166,063)	21,364	(157,408)
		2,667	7,477	(17,283)	(17,015)	(116,818)	(227,919)	30,287	(214,831)

NET INCOME		164,634	341,130	(120,911)	284,676	145,295	319,696	(134,067)	271,235

Net income attributable to controlling shareholders						164,634	341,130	(120,911)	284,676
Net income attributable to noncontrolling shareholders						(19,340)	(21,434)	(13,156)	(13,441)
Earnings per share attributable to controlling shareholders - basic	24	0.17	0.35	(0.13)	0.30	0.17	0.35	(0.13)	0.30
Earnings per share attributable to controlling shareholders - diluted	24	0.17	0.35	(0.13)	0.29	0.17	0.35	(0.13)	0.29

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Statement of comprehensive income for the periods ended on June 30, 2104 and 2013
(In thousands of Brazilian reais – R$)
	Parent company
	2014		2013
	2nd quarter	1st semester	2nd quarter	1st semester

Net income / (loss)	164,634	341,130	(120,911)	284,676

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Equity on comprehensive income of subsidiaries	-	-	502,927	502,927

Comprehensive income of the period	164,634	341,130	382,016	787,603

	Consolidated
	2014		2013
	2nd quarter	1st semester	2nd quarter	1st semester
Net income / (loss)	145,295	319,696	(134,067)	271,235

Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
- Actuarial gain/(loss)	-	-	502,927	502,927

Comprehensive income of the period	145,295	319,696	368,860	774,162
Comprehensive income attributable to controlling shareholders	164,634	341,130	382,016	787,603
Comprehensive income attributable to non controlling shareholders	(19,340)	(21,434)	(13,156)	(13,441)

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2014
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2013	4,793,424	287,630	603,352	108,987	265,036	567,802	509,665	(111,999)	-	7,023,899	18,490	1,756,328	8,798,718

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	-	341,130	341,130	-	(21,434)	319,696

Internal changes of shareholders'equity
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(19,508)	-	19,508	-	(1,127)	1,127	-
- Tax on deemed cost realization	-	-	-	-	-	-	6,632	-	(6,632)	-	383	(383)	-
- Statutory reserve for the period	-	-	-	-	43,160	-	-	-	(43,160)	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(57)	(57)

Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-	-	-	-	2,362	2,362	-	-	2,362
- Additional dividend aproved	-	-	-	-	-	(567,802)	-	-	-	(567,802)	-	(16,617)	(584,419)
- Redemption of capital reserve of non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	(1,316)	(1,316)
- Capital increase in subsidiaries with no change in control	-	251	-	-	-	-	-	-	-	251	-	656	906
- Gain (loss) in participation with, no change in control	-	(207)	-	-	-	-	-	-	-	(207)	-	207	-

Balance at June 30, 2014	4,793,424	287,673	603,352	108,987	308,196	-	496,790	(111,999)	313,208	6,799,633	17,747	1,718,511	8,535,891

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on June 30, 2013
(in thousands of Brazilian Reais)

											Net equity attributable to
			Profit reserves				Other comprehensive income				noncontrolling shareholders
	Capital	Capital reserves	Legal reserve	Earnings retained for investment	Statutory reserve - financial asset of concession	Dividend	Deemed Cost	Post-employment benefit obligation	Retained earnings	Total	Other comprehensive income	Other equity	Total Shareholders' equity
Balance at December 31, 2012	4,793,424	228,322	556,481	326,899	-	455,906	535,627	(572,225)	56,293	6,380,728	19,741	1,490,660	7,891,129

Total comprehensive income
Net income for the period	-	-	-	-	-	-	-	-	284,676	284,676	-	(13,441)	271,235
Comprehensive income - Actuarial gain	-	-	-	-	-	-	-	502,927	-	502,927	-	-	502,927
							-	-	-
Internal changes of shareholders'equity	-	-	-	-	-	-	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	-	-	(18,208)	-	18,208	-	189	(189)	-
- Tax on deemed cost realization	-	-	-	-	-	-	6,191	-	(6,191)	-	(64)	64	-
- Transfer to statutory reserve	-	-	-	(326,899)	326,899	-	-	-	-	-	-	-	-
- Statutory reserve in the period	-	-	-	-	(64,164)	-	-	-	64,164	-	-	-	-
- Other changes in non-controlling shareholders	-	-	-	-		-	-	-	-	-	-	(23)	(23)

Capital transactions with the shareholders
- Prescribed dividend	-	-	-	-	-		-	-	2,192	2,192	-	-	2,192
- Additional dividend aproved	-	-	-	-	-	(455,906)	-	-	-	(455,906)	-	(11,799)	(467,705)

Balance at June 30, 2013	4,793,424	228,322	556,481	-	262,735	-	523,610	(69,298)	419,342	6,714,617	19,866	1,465,272	8,199,755

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S/A
Statement of cash flow for the periods ended on June 30, 2014 and 2013
(In thousands of Brazilian reais – R$)

	Parent company		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Income, before income tax and social contribution	333,653	301,691	547,615	486,066
Adjustment to reconcile Income to cash provided by operating activities
Depreciation and amortization	87	36	563,784	525,839
Reserve for tax, civil and labor risks	130	199	75,198	222,076
Allowance for doubtful accounts	-	-	46,232	50,574
Interest and monetary adjustment	67,285	11,281	703,904	644,336
Post-employment benefit loss	-	-	24,079	41,060
Interest in subsidiaries, associates and joint ventures	(357,407)	(323,083)	(111,004)	(33,654)
Losses on the write-off of noncurrent assets	-	-	23,542	18,260
Deferred taxes (PIS and COFINS)	-	-	(19,638)	17,965
Other	-	-	(546)	475
	43,748	(9,876)	1,853,166	1,972,997
Decrease (increase) In operating assets
Consumers, concessionaires and licensees	-	-	(249,034)	303,374
Dividend and interest on equity received	867,738	681,777	16,103	26,000
Recoverable taxes	(11,289)	(1,655)	9,519	(11,484)
Lease	-	-	(1,644)	(286)
Escrow deposits	(480)	(18)	42,641	74,980
Resources provided by the Energy Development Account - CDE / CCEE	-	-	(477,448)	(78,053)
Other operating assets	1,955	(2,912)	(64,143)	(55,223)

Increase (decrease) In operating liabilities
Suppliers	(603)	(541)	46,016	(81,574)
Other taxes and social contributions	(413)	6,650	94,334	(13,779)
Other liabilities with post-employment benefit obligation	-	-	(60,617)	(39,585)
Regulatory charges	-	-	11,855	(78,700)
Reserve for tax, civil and labor risks paid	(35)	-	(99,026)	(38,281)
Other liabilities - Resources provided by the CDE	-	-	7,696	245,224
Other operating liabilities	(2,010)	674	79,390	35,406
Cash flows provided by operations	898,611	674,099	1,208,808	2,261,016
Interests paid	(65,405)	(2,437)	(620,210)	(449,450)
Income tax and social contribution paid	-	-	(321,968)	(325,791)
Net cash from operating activities	833,206	671,662	266,630	1,485,775

Investing activities
Acquisition of subsidiaries net of cash acquired	-	-	(68,464)	-
Capital increase in investments	-	(1)	(45,445)	-
Additions to property, plant and equipment	-	(275)	(167,449)	(581,201)
Financial investments, pledges, funds and tied deposits	-	4,710	(12,862)	47,080
Additions to intangible assets	-	-	(352,399)	(448,398)
Sale of noncurrent assets	-	-	10,495	-
Advance for future capital increase	(13,058)	(1,000)	-	-
Loans to subsidiaries, associates and joint ventures	6,884	514	950	(79,880)
Other	-	(1)	-	(129)
Net cash flow from investing activities	(6,174)	3,947	(635,174)	(1,062,528)

Financing activities
Capital increase by noncontrolling shareholders	-	-	906	-
Loans, financing and debentures obtained	-	1,287,174	2,433,388	3,896,982
Loans, financing and debentures, net of derivatives paid	-	223	(949,514)	(860,537)
Dividend and interest on shareholders’ equity paid	(565,368)	(453,968)	(581,986)	(475,143)
Net cash flow provided by (used in) financing activities	(565,368)	833,429	902,794	2,561,302
Increase (decrease) in cash and cash equivalents	261,664	1,509,038	534,250	2,984,549
Opening balance of cash and cash equivalents	990,672	141,835	4,206,422	2,435,034
Closing balance of cash and cash equivalents	1,252,336	1,650,873	4,740,672	5,419,583

The accompanying notes are an integral part of these interim financial information.

CPFL Energia S.A.
Added value statements of income for the periods ended on June 30, 2014 and 2013
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	1st semester 2014	1st semester 2013	1st semester 2014	1st semester 2013
1. Revenues	37	330	10,522,713	10,301,398
1.1 Operating revenues	37	55	9,979,941	9,225,456
1.2 Revenue related to the construction of own assets	-	275	183,204	608,689
1.3 Revenue from construction of concession infrastructure	-	-	405,800	517,827
1.4 Allowance of doubtful accounts	-	-	(46,232)	(50,574)

2. (-) Inputs	(3,111)	(4,491)	(6,601,844)	(6,332,850)
2.1 Electricity purchased for resale	-	-	(5,537,950)	(4,510,245)
2.2 Material	(4)	(280)	(420,663)	(783,919)
2.3 Outsourced services	(2,375)	(2,391)	(432,636)	(569,318)
2.4 Other	(731)	(1,820)	(210,595)	(469,368)

3. Gross added value (1 + 2)	(3,074)	(4,161)	3,920,869	3,968,548

4. Retentions	(87)	(36)	(564,058)	(526,925)
4.1 Depreciation and amortization	(87)	(36)	(418,610)	(377,504)
4.2 Amortization of intangible assets	-	-	(145,448)	(149,421)

5. Net added value generated (3 + 4)	(3,161)	(4,197)	3,356,811	3,441,623

6. Added value received in transfer	412,820	332,620	590,042	297,801
6.1 Financial Income	55,412	9,537	479,038	264,148
6.2 Interest in subsidiaries, associates and joint ventures	357,407	323,083	111,004	33,654

7. Added value to be distributed (5 + 6)	409,659	328,424	3,946,854	3,739,426

8. Distribution of added value
8.1 Personnel and charges	6,783	5,319	394,158	384,929
8.1.1 Direct remuneration	3,937	3,912	248,013	236,580
8.1.2 Benefits	2,434	935	126,017	130,398
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	411	472	20,128	17,951
8.2 Taxes, fees and contributions	(6,204)	24,982	2,279,613	2,226,427
8.2.1 Federal	(6,229)	24,961	787,748	764,987
8.2.2 Estate	24	20	1,484,561	1,455,227
8.2.3 Municipal	-	-	7,305	6,214
8.3 Interest and rentals	67,950	13,447	953,386	856,835
8.3.1 Interest	67,882	13,385	924,397	834,495
8.3.2 Rental	68	63	23,111	22,340
8.3.3 Other	-	-	5,878	-
8.4 Interest on capital	341,130	284,676	319,696	271,235
8.4.1 Retained earnings	341,130	284,676	319,696	271,235
	409,659	328,424	3,946,854	3,739,426

The accompanying notes are an integral part of these interim financial information.

(1)  OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities in Brazil.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Room 142 - Vila Olímpia - São Paulo - SP - Brasil.

The Company has direct and indirect interests in the following operational subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and associated data not reviewed by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,068	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	27	1,596	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,417	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	199	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	55	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	38	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	81	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	44	16 years	July 2015

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs (*) e 1 Thermal	694	694
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 57.13%	Paraíba	2 Thermals	342	195
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93% (b)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 58.84%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	9 SHPs	24	24

Commercialization of energy	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão")	Private corporation	Energy transmission	Indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense") (d)	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Participações S.A ("CPFL Participação")	Private corporation	Venture capital company	Direct 100%

(a)   SHP – Small Hydropower Plant

(b)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A.(5.93% interest in its capital).

(c)   CPFL Renováveis has operations in São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul states and its main activities are: (i) holding investments in renewable generation sources; (ii) identification, development, and exploration of generation potential sources; and (iii) commercialization of electric energy. At June 30, 2014, CPFL Renováveis had a portfolio of 103 projects, being 2,371 MW of installed capacity (1,492.6 MW operational), as follows:

•       Hydropower generation: 40 SHP’s (420 MW) being 35 SHP’s operational (326.6  MW) and 5  SHP’s under preparation (93.4 MW);

•       Wind power generation: 54 projects (1,579.9 MW) being 26 projects operational (794.9 MW) and 28 projects under construction/preparation (785 MW);

•       Biomass power generation: 8 plants operations (370 MW);

•       Solar energy generation: 1  solar plant operational (1,1  MW)

(d) The joint venture Chapecoense fully consolidates the financial statements of its direct subsidiary, Foz de Chapecó.

In relation to the concessions that close in 2015, on 26 June, 2012, the subsidiaries concerned requested extension of the concession contracts due to end in 2015, under the present conditions, reserving the right to review the request in the event of changes in the current contractual conditions. The subsidiaries confirmed the request for extension on October 10, 2012. To the date of approval of these interim financial statements, Management is not aware of the terms of the renewal. On January 17, 2014, in Official Circular 01/2014-DR/ANEEL, ANEEL advised the distributors that it is analyzing the applications for extension of the concessions. The Granting Power has the final decision on approval of these requests.

(2)  PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) interim financial statements prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) in particular, CPC 21(R1) – Interim Financial Statements and diverge from of the Separate Interim Financial Statements which, under International Financial Reporting Standards – IFRS,  must account for  investments  in subsidiaries, associates, and joint ventures at cost or fair value.

The consolidated financial statements were prepared in accordance with the Accounting Policies Adopted in Brazil and with the IFRS, issued by the International Accounting Standard Board – IASB were prepared and are presented in accordance with CPC 21(R1) and IAS 34.

The Company also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these are not in conflict with the accounting policies adopted in Brazil and/or IFRS.

The accounting policies adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2013, and should be read together with those statements.

The consolidated financial statements were authorized for issue by the Board of Directors on August 11, 2014.

2.2 Basis of measurement

The interim financial statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

Information about assumptions and estimate that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes in subsequent periods is included in the following accounts:

•         Note 6 – Consumers, concessionaire and licensees;

•         Note 8 – Deferred tax credits and debits;

•         Note 9 – Financial asset of concession;

•         Note 10 – Other Credits (Allowance for doubtful accounts);

•         Note 12 – Property, plant and equipment and recognition of impairment losses;

•         Note 13 – Intangible assets and recognition of impairment losses;

•         Note 17 – Post-employment Benefit Obligation;

•         Note 20 – Reserve for tax, civil and labor risks and escrow deposits;

•         Note 22 – Other accounts payable (Provision to environmental costs);

•         Note 25 – Net operating revenues;

•         Note 26 –  Cost of electric energy;

•         Note 32 – Financial instruments;

•         Leasing.

2.4 Functional currency and presentation currency

The Company’s functional currency is the Brazilian Real, and the individual and consolidated financial statements are presented in thousands of reais.  Figures are rounded only after addition of the amounts.  Consequently, when added, the amounts shown in thousands of reais may not tally with the rounded totals.

2.5 Basis of consolidation:

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the recognized amount of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

(ii) Subsidiaries

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates and joint ventures are accounted for using the equity method of accounting from the moment significant influence or joint control, respectively, is established.

The accounting policies of subsidiaries, associates and joint ventures taken into consideration for consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

Subsidiaries and joint ventures, as well associates, are accounted by equity method in the parent company interim financial statements. Joint ventures and associates are accounted by equity method in the consolidated financial statements.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated with the balances and transactions of assets, liabilities, income and expenses of owned subsidiaries. Prior to consolidation in the Company's financial statements, the financial statements of the subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração and CPFL Renováveis are fully consolidated with those of their subsidiaries.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with investees are eliminated to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion relating to non-controlling shareholders is stated in equity and stated in profit or loss and comprehensive income in each period presented.

Balances of joint ventures, as well our interest in each of them are described in note 11.

(iii) Acquisition of non-controlling interest

Acquisition of non-controlling interest is accounted for as transaction between equity holders and therefore no goodwill is recognized as a result of transaction.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which discrete financial information is available.

Company Management bases strategic decisions on reports, segmenting the business: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities from conventional sources (“Generation”); (iii) electric energy generation activities from renewable sources; (iv) energy commercialization (Renewable”); (v) service activities (“Service”); and (vi) other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to them, such as allocations required, including intangible assets.

2.7 Information on corporate interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-controlled entities are described in Note 1. Except for the (i) companies ENERCAN, BAESA, Chapecoense and EPASA which as from January 1, 2013 are accounted for using the equity method (note 3) of accounting and not consolidated proportionally and are accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

At June 30, 2014 and December 31, 2013, and for the quarters and semesters ended in June 30, 2013 and 2014, the non-controlling interests stated in the interim or annual consolidated statements refer to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the financial statements in accordance with generally accepted accounting principles in Brazil and as complementary information to the financial statements in accordance with IFRS, as the statement is neither provided for nor mandatory  in accordance with IFRS.

(3)  SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Company and its subsidiaries were prepared based on the same accounting policies as described in Notes 3.1 to 3.17, disclosed in the financial statements for the year ended December 31, 2013.

(4)  DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Accordingly, the Company measures fair value in accordance with IFRS 13/CPC 46, which define fair value as an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate. The fair values of intangible assets are calculated using quoted prices in an active market. Where there is no active market, the fair value is  what the Company would have paid for the intangible assets, on the acquisition date, in an arm’s length transaction between knowledgeable, willing parties based on the best information available.

- Financial instruments

Financial instruments measured at fair values were valued based on quoted prices in an active market, or, if such prices were not available, assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the site of  “BM&FBovespa S.A” and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32).

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government regarding the assets of the distribution concessionaires when the concession contract is over. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, involves assessing the replacement price for the distribution infrastructure, in accordance with criteria established by the regulatory body (“ANEEL”).. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Provisional Measure n.  579 of September 11, 2012, converted into Law 12783 of January 11, 2013, established that, for concession contracts that expire by 2017, calculation of the amount of compensation due on reversal of the assets will be based on the replacement value method, according to regulatory criteria to be established the granting authority. In the case of concessions terms that expire after 2017, Management believes that, as under Law 12783/2013, compensation will be based at least on valuation of the assets using the new replacement value model.

Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)  CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Bank balances	545	936	49,795	132,130
Short-term financial investments	1,251,791	989,737	4,690,876	4,074,292
Overnight investment (a)	-	-	10,207	46,809
Bank deposit certificates (b)	-	-	566,199	377,556
Repurchase agreements with debentures (b)	-	-	73,794	8,970
Investment funds (c)	1,251,791	989,737	4,040,677	3,640,957
Total	1,252,336	990,672	4,740,672	4,206,422

a)     Current account balances, which earn daily interest by investment in repurchase agreements secured on debentures and interest of 20% of the variation in the Interbank Deposit Certificate - CDI.

b)    Short-term investments in Bank Deposit Certificates - CDB and secured debentures conducted with major financial institutions that operate in the Brazilian financial market, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

c)     Amounts invested in an Exclusive Fund, involving investments subject to floating rates tied to the CDI in federal government bonds, quotas of investment funds, CDBs, secured debentures of major financial institutions, with daily liquidity, low credit risk and interest equivalent, on average, to 101% of the CDI.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at June 30, 2014 and December 31, 2013:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	June 30, 2014	December 31, 2013
Current
Consumer classes
Residential	316,501	217,911	41,764	576,176	500,623
Industrial	125,284	49,469	27,307	202,060	179,953
Commercial	134,318	39,103	13,269	186,690	173,828
Rural	33,186	6,068	1,196	40,450	35,023
Public administration	32,458	5,174	277	37,909	33,906
Public lighting	28,169	2,487	9,536	40,192	38,134
Public utilities	46,806	5,181	503	52,490	41,182
Billed	716,722	325,393	93,852	1,135,967	1,002,649
Unbilled	663,417	-	-	663,417	627,852
Financing of consumers' debts	58,200	9,056	61,731	128,987	128,782
Free energy	4,281	-	-	4,281	4,161
CCEE transactions	164,574	-	-	164,574	21,313
Concessionaires and licensees	257,103	-	-	257,103	324,535
Other	19,574	-	-	19,574	24,254
	1,883,872	334,449	155,583	2,373,904	2,133,546
Allowance for doubtful accounts				(142,537)	(125,758)
Total				2,231,367	2,007,789

Non current
Financing of consumers' debts	104,233	-	-	104,233	120,042
CCEE transactions	41,301	-	-	41,301	41,301
	145,534	-	-	145,534	161,343
Allowance for doubtful accounts				(8,159)	(7,489)
Total				137,375	153,854

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are shown below:

	Consolidated
	Consumers, concessionaires and licensees	Other Credits (note 10)	Total
At December 31, 2013	(133,247)	(13,152)	(146,398)
Allowance for doubtful accounts	(66,518)	812	(65,706)
Recovery of revenue	19,688	(214)	19,474
Write-off of accounts receivable and provisioned	29,380	740	30,120
At June 30, 2014	(150,696)	(11,813)	(162,509)
Current
Noncurrent	(142,537)	(11,813)	(154,351)
	(8,159)	-	(8,159)

(7)  RECOVERABLE TAXES

	Parent company		Consolidated
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Current
Prepayments of social contribution - CSLL	-	393	2,672	3,054
Prepayments of income tax - IRPJ	-	1,301	7,840	5,767
IRRF on interest on equity	423	14,091	423	14,537
Income tax and social contribution to be offset	30,834	807	57,156	14,731
Withholding tax - IRRF	9,858	13,218	84,251	106,627
ICMS to be offset	-	-	72,987	77,559
Social Integration Program - PIS	-	-	6,679	6,783
Contribution for Social Security financing- COFINS	42	42	30,572	30,123
National Social Security Institute - INSS	1	1	2,278	2,279
Other	20	20	1,719	972
Total	41,178	29,874	266,577	262,433

Noncurrent
Social contribution to be offset - CSLL	-	-	44,881	42,848
Income tax to be offset - IRPJ	-	-	9,111	11,851
ICMS to be offset	-	-	94,828	99,777
Social Integration Program - PIS	-	-	3,073	3,073
Contribution for Social Security financing- COFINS	-	-	14,116	14,116
Other	-	-	1,377	1,698
Total	-	-	167,386	173,362

(8)  DEFERRED TAXES

8.1- Breakdown of tax credits and debits:

	Parent company		Consolidated
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Social contribution credit/(debit)
Tax losses carryforwards	43,918	41,245	51,376	47,660
Tax benefit of merged goodwill	-	-	114,589	121,820
Deductible temporary differences	595	511	(169,832)	(185,861)
Subtotal	44,512	41,756	(3,867)	(16,381)

Income tax credit / (debit)
Tax losses carryforwards	128,232	123,429	148,980	141,113
Tax benefit of merged goodwill	-	-	392,179	416,418
Deductible temporary differences	847	612	(473,929)	(519,615)
Subtotal	129,079	124,042	67,231	37,917

PIS and COFINS credit/(debit)
Deductible temporary differences	-	-	49,663	30,025

Total	173,591	165,798	113,027	51,560

Total tax credit	173,591	165,798	1,221,422	1,168,706
Total tax debit	-	-	(1,108,395)	(1,117,146)

The estimate of recovery of the deferred tax credits recorded in noncurrent assets, derived from temporary non-deductible differences and tax benefit of the merged goodwill and tax loss carry forwards, is based on the projections of future profit or loss, approved by the Board of Directors and reviewed by the Audit Committee. A breakdown of which is provided in the financial statements of December 31, 2013. To reflect adequately the effective tax rate on net income, deferred tax credits on losses are registered monthly for the companies with positive projections, in accordance with the above-mentioned studies.

8.2 - Tax benefit of merged goodwill:

Refers to the tax credit calculated on the goodwill derived from the acquisitions of subsidiaries, as shown in the following table, which has been merged and is recognized in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09(R1) – Individual, Separate and Consolidated Financial Statements and Application of the Equity Method. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 13.

	Consolidated
	June 30, 2014		December 31, 2013
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	65,378	181,607	68,938	191,495
CPFL Piratininga	15,419	52,916	16,148	55,414
RGE	29,919	123,560	31,342	129,436
CPFL Santa Cruz	1,313	4,129	1,757	5,525
CPFL Leste Paulista	663	2,023	939	2,863
CPFL Sul Paulista	995	3,112	1,386	4,332
CPFL Jaguari	568	1,739	824	2,516
CPFL Mococa	333	1,027	485	1,499
CPFL Geração	-	22,041	-	23,282
CPFL Serviços	-	27	-	57
Total	114,589	392,179	121,820	416,418

8.3 – Accumulated balances on deductible temporary differences:

	Consolidated
	June 30, 2014			December 31, 2013
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Deductible temporary differences
Reserve for tax, civil and labor	33,532	93,147	-	32,746	90,959	-
Private pension fund	1,951	5,420	-	2,004	5,566	-
Allowance for doubtful accounts	14,864	41,288	-	13,379	37,163	-
Free energy provision	5,789	16,079	-	5,429	15,081	-
Research and development and energy efficiency programs	12,061	33,504	-	11,471	31,864	-
Reserves related to personnel	1,748	4,854	-	3,522	9,785	-
Depreciation rate difference	7,218	20,050	-	7,212	20,033	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(1,685)	(4,682)	-	(1,798)	(4,995)	-
Recognition of the concession - financial adjustment (IFRS / CPC)	(41,862)	(116,282)	-	(36,093)	(100,258)	(22)
Reversal of regulatory assets and liabilities (IFRS / CPC)	46,310	128,638	49,735	27,218	75,605	30,046
Actuarial losses (IFRS / CPC)	33,393	92,759	-	33,178	92,464	-
Other adjustments (IFRS / CPC)	15,142	41,926	(72)	13,758	38,081	-
Accelerated depreciation	(14)	(38)	-	(9)	(26)	-
Other	4,179	9,561	-	4,719	9,606	-
Deductible temporary differences - comprehensive income:
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(63,453)	(176,258)	-	(65,079)	(180,774)	-
Deductible temporary differences - Business combination - CPFL Renováveis			-
Deferred taxes - asset:
Fair value of property, plant and equipment (negative value added of assets)	26,315	73,097	-	27,050	75,138	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(6,723)	(18,676)	-	(6,970)	(19,360)	-
Value added of assets received from the former ERSA	(91,275)	(253,540)	-	(93,120)	(258,667)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(157,152)	(436,533)	-	(155,471)	(431,863)	-
Other temporary differences	(10,169)	(28,242)	-	(9,006)	(25,016)	-
Total	(169,832)	(473,929)	49,663	(185,861)	(519,615)	30,025

8.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and semesters ended June 30, 2014 and 2013:

	Parent company				Consolidated
	Social contribution				Social contribution
	2014		2013		2014		2013
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	161,967	333,653	(103,628)	301,691	262,113	547,615	(164,354)	486,066
Adjustments to reflect effective rate:
Equity in subsidiaries	(170,937)	(357,407)	88,761	(323,083)	(39,929)	(111,004)	(27,397)	(33,654)
Amortization of intangible asset acquired	(6,295)	(12,590)	(7,009)	(14,018)	23,265	46,529	25,781	51,562
Tax incentives - PIIT(*)	-	-	-	-	(2,700)	(4,217)	(2,283)	(3,770)
Effect of presumed profit system	-	-	-	-	(8,272)	(11,988)	(14,719)	(29,551)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	25,098	50,794	20,701	29,333
Interest on shareholders’ equity	-	-	72,450	72,450	-	-	-	-
Other permanent additions, net	1,497	3,801	1,085	2,314	17,405	24,942	7,217	10,534
Calculation base	(13,768)	(32,543)	51,658	39,354	276,979	542,671	(155,054)	510,520
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit) result	1,239	2,929	(4,649)	(3,542)	(24,928)	(48,840)	13,955	(45,947)
Tax credit recorded/(not recorded)	(255)	(255)	999	(48)	(6,499)	(13,015)	(5,032)	(11,476)
Total	984	2,674	(3,651)	(3,590)	(31,427)	(61,856)	8,923	(57,423)

Current	-	(84)	(2,579)	(2,579)	(34,187)	(80,451)	(17,706)	(68,653)
Deferred	984	2,758	(1,071)	(1,011)	2,760	18,595	26,629	11,230

	Parent company				Consolidated
	Income tax				Income tax
	2014		2013		2014		2013
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Income/(loss) before taxes	161,967	333,653	(103,628)	301,691	262,113	547,615	(164,354)	486,066
Adjustments to reflect effective rate:
Equity in subsidiaries	(170,937)	(357,407)	88,761	(323,083)	(39,929)	(111,004)	(27,397)	(33,654)
Amortization of intangible asset acquired	-	-	-	-	29,855	59,710	33,100	66,200
Tax incentives - PIIT(*)	-	-	-	-	(2,700)	(4,217)	(2,283)	(3,770)
Effect of presumed profit system	-	-	-	-	(15,543)	(28,968)	(21,735)	(43,461)
Adjustment of excess and surplus revenue of reactive	-	-	-	-	25,098	50,794	20,701	29,333
Interest on shareholders’ equity	-	-	72,450	72,450	-	-	-	-
Tax incentive - Exploitation profit	-	-	-	-	6,152	(2,984)	1,804	(7,468)
Other permanent additions, net	1,497	3,801	1,222	2,597	7,218	10,803	7,081	4,492
Calculation base	(7,473)	(19,953)	58,805	53,654	272,263	521,750	(153,083)	497,737
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit) result	1,868	4,988	(14,701)	(13,414)	(68,066)	(130,438)	38,271	(124,435)
Tax credit recorded/(not recorded)	(185)	(185)	1,069	(11)	(17,327)	(35,625)	(16,906)	(32,972)
Total	1,684	4,804	(13,632)	(13,425)	(85,391)	(166,063)	21,364	(157,408)

Current	-	(234)	(9,635)	(9,635)	(90,622)	(211,273)	(49,182)	(182,711)
Deferred	1,684	5,037	(3,997)	(3,790)	5,231	45,210	70,546	25,303

 (*)Technical Innovation Incentive Program

(9) FINANCIAL ASSET OF CONCESSION

Consolidated

At December 31, 2013 (noncurrent)	2,787,073

Additions	176,010
Spin-off generation activity on the distribuition	(5,542)
Change in the expectation of cash flow (distribution)	69,602
Income from financial asset measured at amortized cost (transmission)	544
Disposal	(6,522)
At June 30, 2014 (noncurrent)	3,021,163

The amount refers to the financial asset corresponding to the right established in the concession contracts of the energy distributors (measured at fair value) and transmitters (measured at amortized cost) to receive payment (i) on reversal of the assets to the granting authority at the end of the concession, and (ii) the transmitter's right to receive cash throughout the concession through permitted annual income ("RAP").

For the energy distribution, in accordance with the current tariff model, remuneration for this asset is recognized in profit or loss on billing to the consumers and it is realized on receipt of the electric energy bills. Additionally, the difference to adjust the balance to its expected cash flows is recorded against the financial income/expense account in profit or loss for the period, (financial income of R$ 69,602 in the first semester of 2014 and a financial expense of R$ 96,571 on the first semester of 2013) in accordance with the new replacement amount (“VNR” methodology).

For the energy transmitter, remuneration for this asset is recognized in accordance with the internal rate of return, which takes into account the investment made and the allowed annual income (“RAP”)to be received during the remaining term of the concession. Financial income of R$ 544 in relation to the concession revenue, set against other operating income, since this is a component of the allowed annual income to make the network available to ONS (National System Operator).

The R$ 5,542 refers to the spin-off of generation assets of the distributors CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, as per the provisions of Decree 7805/12 and Law 12783/13. These assets were transferred to CPFL Centrais Geradoras, without effects on the consolidated financial statement.

(10)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Advances - Fundação CESP	9,415	9,113	-	-
Advances to suppliers	28,659	17,159	-	-
Pledges, funds and tied deposits	5,926	7,695	213,399	174,538
Orders in progress	277,115	273,496	-	-
Outside services	8,539	6,929	-	-
Advance to energy purchase agreements	7,380	14,614	31,708	30,981
Collection agreements	62,997	61,771	-	-
Prepaid expenses	46,389	39,207	902	1,359
Receivables from resources provided by the energy development account - CDE/CCEE	647,991	170,543	-	-
Receivables - business combination	-	-	13,950	13,950
Advances to employees	21,918	11,097	-	-
Allowance for doubtful accounts (note 6)	(11,813)	(12,930)	-	(221)
Other	127,139	74,689	57,476	75,488
Total	1,231,654	673,383	317,435	296,096

Receivables from Resources provided by the Energy Development Account – CDE/CCEE – refer to: (i) low income subsidies totaling R$ 12,809; (ii) other tariff discounts granted to consumers amounting to R$ 374,816; and (iii) R$ 260,366 mainly related to involuntary exposure and CCEAR account - Electric Energy  Sales in the Regulated Environment Agreement.

(11)   INVESTMENTS

	Parent company		Consolidated
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Permanent equity interests - equity method
By equity method of the subsidiary	5,020,760	5,430,352	1,160,180	1,018,565
Value-added of assets, net	923,808	983,518	13,525	14,116
Goodwill	6,054	6,054	-	-
Total	5,950,623	6,419,924	1,173,705	1,032,681

11.1 - Permanent Equity Interests – equity method:

The main information on the investments in direct permanent equity interests is as follows:

		June 30, 2014				June 30, 2014	December 31, 2013	1st semester 2014	1st semester 2013
Investment	Number of shares (thousand)	Total assets	Capital	Shareholders' equity	Profit or loss for the period	Shareholders equity interest		Equity in subsidiaries
CPFL Paulista	241,264	7,273,454	241,264	821,642	120,677	821,642	1,186,113	120,677	313,602
CPFL Piratininga	53,081,259	2,832,581	156,610	376,359	32,486	376,359	384,609	32,486	(85,179)
CPFL Santa Cruz	371,772	354,360	67,580	115,150	16,846	115,150	100,369	16,846	(9,090)
CPFL Leste Paulista	892,772	173,114	25,392	56,565	6,422	56,565	60,578	6,422	(4,558)
CPFL Sul Paulista	454,958	191,579	22,751	55,175	9,031	55,175	51,432	9,031	(157)
CPFL Jaguari	209,294	158,439	17,292	27,351	2,089	27,351	23,261	2,089	(772)
CPFL Mococa	117,199	127,781	14,002	35,664	7,015	35,664	34,145	7,015	6,021
RGE	807,169	3,444,613	934,472	1,187,902	25,587	1,187,902	1,254,557	25,587	77,266
CPFL Geração	205,487,717	6,475,738	1,039,619	2,048,571	93,887	2,048,571	2,116,833	93,887	75,229
CPFL Jaguari Geração (*)	40,108	46,449	40,108	45,425	3,041	45,425	48,356	3,041	2,990
CPFL Brasil	2,999	520,651	2,999	96,138	82,696	96,138	35,246	82,696	12,645
CPFL Planalto (*)	630	1,246	630	1,120	1,235	1,120	(115)	1,235	(1,814)
CPFL Serviços	1,528,988	159,851	66,620	75,688	4,538	75,688	77,078	4,538	(608)
CPFL Atende (*)	1	23,582	13,991	16,985	3,239	16,985	13,746	3,239	870
Nect (*)	2,059	16,526	2,059	6,232	3,793	6,232	5,999	3,793	1,946
CPFL Total (*)	19,005	40,235	19,005	24,243	5,077	24,243	20,893	5,077	1,267
CPFL Jaguariuna (*)	189,660	2,679	2,966	2,613	61	2,613	2,512	61	(24)
CPFL Telecom	9,377	66,738	9,377	4,683	(3,363)	4,683	(1,311)	(3,363)	(971)
CPFL Centrais Geradoras (*)	20,430	26,122	20,430	23,248	2,764	23,248	16,041	2,764	-
CPFL Participações	10	-	-	6	-	6	10	(4)	-
Subtotal - By shareholders' equity of the subsidiary						5,020,760	5,430,352	417,117	388,663
Amortization of added value on assets						-	-	(59,710)	(65,580)
Total						5,020,760	5,430,352	357,407	323,083
(*) number of quotes

Fair value adjustments (added value) of net assets acquired in business combinations are classified under Investments in the parent company’s balance sheet. Amortization of the fair value adjustments (added value) of net assets of R$ 59,710 (R$ 65,580 in the first semester of 2013) is classified in the parent company’s income statement under “income from equity in subsidiaries”, in accordance with ICPC 09.

The changes in investments in subsidiaries in the parent company in the period are shown below:

Investment	Investment as of December 31, 2013	Capital increase /payment of capital	Equity in subsidiary (profit or loss)	Movement of capital in subsidiaries without a change in control	Dividend and Interest on shareholders’ equity receivable	Corporate restructuring	Investment as of June 30, 2014
CPFL Paulista	1,186,113	-	120,677	-	(485,148)	-	821,642
CPFL Piratininga	384,609	50,000	32,486	-	(90,735)	-	376,359
CPFL Santa Cruz	100,369	-	16,846	-	(2,065)	-	115,150
CPFL Leste Paulista	60,578	-	6,422	-	(9,445)	(989)	56,565
CPFL Sul Paulista	51,432	-	9,031	-	(3,853)	(1,435)	55,175
CPFL Jaguari	23,261	-	2,089	-	2,914	(912)	27,351
CPFL Mococa	34,145	-	7,015	-	(3,378)	(2,119)	35,664
RGE	1,254,557	-	25,587	-	(92,242)	-	1,187,902
CPFL Geração	2,116,833	-	93,887	44	(162,193)	-	2,048,571
CPFL Jaguari Geração	48,356	-	3,041	-	(5,973)	-	45,425
CPFL Brasil	35,246	-	82,696	-	(21,803)	-	96,138
CPFL Planalto	(115)	-	1,235	-	-	-	1,120
CPFL Serviços	77,078	-	4,538	-	(5,928)	-	75,688
CPFL Atende	13,746	-	3,239	-	-	-	16,985
Nect	5,999	-	3,793	-	(3,560)	-	6,232
CPFL Total	20,893	-	5,077	-	(1,726)	-	24,243
CPFL Jaguariuna	2,512	40	61	-	-	-	2,613
CPFL Telecom	(1,311)	9,357	(3,363)	-	-	-	4,683
CPFL Centrais Geradoras	16,041	-	2,764	-	(1,012)	5,454	23,248
CPFL Participações	10	-	(4)	-	-	-	6
	5,430,352	59,397	417,117	44	(886,149)	-	5,020,760

In the financial statements, the investment balances correspond to the interest in the entities accounted for by the equity method:

Investment in joint ventures	June 30, 2014	December 31, 2013	1st semester 2014	1st semester 2013
	Shareholders equity interest		Equity in subsidiaries

Baesa	160,863	153,175	7,687	1,185
Enercan	428,778	391,728	50,474	29,981
Chapecoense	459,166	390,822	68,345	16,486
EPASA	111,372	82,839	(14,911)	(13,999)
Value-added of assets, net	13,525	14,116	(591)	-
	1,173,705	1,032,681	111,004	33,654

11.2 – Value-added of assets (net) and goodwill

Net adjustment to fair value (added value) of assets refers mainly to the right to the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

In the consolidated financial statements these amounts are classified under Intangible Assets (Note 13).

11.3 – Dividends and Interest on shareholders’ equity receivable

	Parent company
	Dividends		Interest on shareholders´ equity		Total
Investment	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
CPFL Paulista	474,578	389,872	10,570	34,879	485,149	424,752
CPFL Piratininga	-	117,816	-	11,267	-	129,083
CPFL Santa Cruz	13,127	19,764	1,873	3,916	15,000	23,681
CPFL Leste Paulista	18,299	10,323	2,409	940	20,708	11,263
CPFL Sul Paulista	23,329	21,095	3,784	2,165	27,114	23,260
CPFL Jaguari	8,508	11,422	723	723	9,232	12,145
CPFL Mococa	18,872	15,919	1,590	1,166	20,463	17,085
RGE	67,204	-	50,077	25,039	117,281	25,039
CPFL Jaguari Geração	998	4,709	-	-	998	4,709
CPFL Planalto	-	5,101	-	-	-	5,101
CPFL Serviços	12,026	9,080	4,583	1,601	16,610	10,681
CPFL Atende	-	1,389	-	624	-	2,013
Nect	3,560	7,696	-	-	3,560	7,696
CPFL Total	-	792	-	404	-	1,196
	640,502	614,977	75,611	82,725	716,113	697,702

11.4 – Business combinations

Rosa dos Ventos Geração e Comercialização de Energia S.A. - RDV

On June 18, 2013, the subsidiary CPFL Renováveis signed a contract for acquisition of 100% of the assets of the Canoa Quebrada wind farms, with installed capacity of 10.5 MW, and Lagoa do Mato, with installed capacity of 3.2 MW, located on the coast of the State of Ceará. Both are operating commercially, and there is a contract with Eletrobrás, through PROINFA (Incentive Program for Alternative Sources of Electric Energy) for all the energy generated by these farms (physical information and energetic capacity measures not reviewed by the independent auditors).

On February 27, 2014 was concluded the Rosa dos Ventos acquisition. The total purchase price is R$102,724, which includes: (i) the amount of R$ 70,296 paid to the seller; and (ii) assumption of Rosa dos Ventos’ net debt of R$32,428. The subsidiary CPFL Renováveis also added the amount of R$ 634, as an adjustment of the acquisition price.

11.4.1 Additional information about acquisition

a) Considerations

Rosa dos Ventos
February 28, 2014

Consideration transferred or to be transferred in cash and cash equivalents by the acquirer
Transferred or to be transferred cash directly to shareholders	70,296
Price adjustment paid to the sellers accordingly to contractual clause	634
Total consideration	70,930

b) Assets acquired and liabilities recognized on the acquisition date

In the acquisition of Rosa dos Ventos, the total amount of the considerations transferred (paid) was allocated at fair value to the assets acquired and liabilities assumed, including the intangible assets related to the right to operate the authorization, which will be amortized over the remaining period of the authorization tied to operation of the wind farms. The average term for Rosa dos Ventos is estimated at 18 years. Consequently, as the total amount paid was allocated to identified assets and liabilities, no residual amount was allocated as a goodwill for this transaction.

The allocation of the amount paid is based on reports produced by the Management of the subsidiary CPFL Renováveis, pending finalization of the economic/financial assessment report. The subsidiary's management expects the economic/financial assessment report will be ended by September 2014.

The subsidiary's management does not expect the amount allocated as the right to operate the acquisition to be tax-deductible and has therefore recorded deferred income tax and social contribution for the difference between the amount allocated to the assets and liabilities and their corresponding tax bases.

The initial accounting for the acquisition was made using 28 February 2014 as reference. Since the audit of the closing balance sheet has not been finalized, we show below the subsidiary's best estimate:

Rosa dos
Ventos
February 28, 2014
Current assets
Cash and cash equivalents	2,466
Other current assets	6,601

Noncurrent assets
Fiduciary investments	4,253
Property, plant and equipment	51,735
Intangible	65,117

Current liabilities	3,033

Noncurrent liabilities
Loans, Financings and Debentures	32,934
Deferred taxes on exploitation rights	22,020
Allowance for demobilization	1,255
Net assets acquired	70,930
To be transferred	70,930

c) Outflow of net cash on acquisition of the subsidiary

Rosa dos Ventos
February 28, 2014
To be transferred in cash	70,930
Less: Balance of cash and cash equivalent acquired	(2,466)
Net cash	68,464

d) Financial information on the net operating revenue and net income of the subsidiary acquired included in the consolidated interim financial information the first semester of 2014:

	Net operating revenue	Net income
	2014	2014

Rosa dos Ventos - from March 1, 2014 to June 30, 2014.	3,864	1,261
	3,864	1,261

e) Combined financial information on the net operating income and profit for the first semester of 2014 if the acquisition had occurred at the beginning of the period.

	Net operating revenue	Net income
	2014	2014

Consolidated CPFL Energia - historical	7,820,993	319,696
Pro forma adjustment (i)	2,929	706
Total	7,823,922	320,402

 (i)   The pro forma adjustments to the net operating income took into account the addition of the net operating income of the subsidiary Rosa dos Ventos for the period in which it was not controlled, consequently not consolidated by the Company (January 1 to February 28, 2014).

The pro forma adjustments of the net profit took into account: (i) addition of the profit or loss of the subsidiary Rosa dos Ventos for the period in which it was not consolidated by the Company; and (ii) inclusion of amortization of the right to operate, net of tax effects, as if Rosa dos Ventos had been acquired on January 1, 2014.

The Company's consolidated information for the six-month period ended June 30, 2014 includes 4 (four) months of operations of the subsidiary Rosa dos Ventos.

11.5 – Interest of non-controlling shareholders and joint ventures

Disclosure of interests in subsidiaries, as per IFRS 12 and CPC 45, is as follows:

11.5.1 – Changes in the interest on non-controlling shareholders

	CERAN	CPFL Renováveis		Paulista Lajeado	TOTAL
At December 31, 2013	216,331	1,480,864		77,624	1,774,819
Equity interests and voting capital	35.00%	41.16%		40.07%

Net equity attributable to noncontrolling shareholders	25,534	(49,374)		2,406	(21,434)
Other movements	-	(485)		(26)	(511)
Dividends	(11,900)	-		(4,717)	(16,617)
At June 30, 2014	229,965	1,431,006		75,287	1,736,258
Equity interests and voting capital	35.00%	41.17%	*	40.07%

 (*) Up to February 28, 2014, the participation of non-controlling shareholders was 41.16%.

11.5.2 – Summarized financial information for each of the Company's subsidiaries listing the interest of non-controlling shareholders

The summarized financial information at June 30, 2014 and December 31, 2013 and for the semesters ended at June 30, 2014 and 2013 of subsidiaries in which there are non-controlling interests are as follows:

	June 30, 2014			December 31, 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	153,111	992,497	13,895	110,430	1,040,470	26,529
Cash and cash equivalents	114,816	730,152	3,045	73,686	731,055	14,657
Noncurrent assets	1,069,760	8,486,029	116,738	1,090,695	8,454,767	116,739

Current liabilities	107,883	1,052,700	16,905	96,831	1,082,806	24,241
Financial liabilities	77,537	923,826	6,801	64,921	986,721	1,577
Noncurrent liabilities	457,946	4,968,107	-	486,207	4,834,189	-
Financial liabilities	457,946	4,008,110	-	486,207	3,842,990	-
Shareholders' equity	657,042	3,457,719	113,728	618,087	3,578,242	119,027
Controlling shareholders´ interest	657,042	3,445,093	113,728	618,087	3,564,361	119,027
Non-controlling shareholders´ interest	-	12,627	-	-	13,880	-

	1st semester 2014			1st semester 2013
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	186,909	534,057	26,097	129,266	415,692	32,458
Depreciation and amortization	(22,040)	(206,156)	(3)	(23,751)	(172,305)	(3)
Interest income	5,119	43,788	505	2,663	17,061	267
Interest expense	(20,607)	(200,080)	-	(22,782)	(139,905)	-
Social contribution and income tax	(36,902)	(3,143)	(1,009)	(12,278)	(4,484)	(3,089)
Net income	72,955	(120,194)	6,004	25,385	(66,798)	5,801
Net income attributable to controlling shareholders	72,955	(120,256)	6,004	25,385	(66,764)	5,801
Net income attributable to noncontrolling shareholders	-	62	-	-	(34)	-

11.5.3 – Joint venture

Summarized financial information of the joint venture at June 30, 2014 and December 31, 2013 and for the semesters ended at June 30, 2014 and 2013 are as follows:

	June 30, 2014				December 31, 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	150,769	71,343	391,020	233,268	97,961	58,980	144,018	171,387
Cash and cash equivalents	65,628	35,670	168,863	41,054	21,483	36,010	44,924	19,173
Noncurrent assets	1,272,570	1,243,021	3,148,794	634,752	1,296,035	1,267,818	3,200,402	644,508
Current liabilities	129,364	132,892	387,893	331,806	136,414	131,196	274,679	279,753
Financial liabilities	91,372	122,529	239,117	211,619	88,969	125,372	206,968	158,049
Noncurrent liabilities	413,943	538,173	2,251,594	341,271	453,592	583,045	2,303,424	374,763
Financial liabilities	351,944	280,421	1,594,782	341,204	416,513	573,781	2,295,940	374,696
Shareholders' equity	880,032	643,299	900,326	194,944	803,990	612,557	766,317	161,379
	1st semester 2014				1st semester 2013
Joint venture	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	257,959	155,632	462,540	535,614	239,217	149,113	316,915	287,437
Depreciation and amortization	(26,888)	(25,389)	(66,673)	(16,158)	(24,079)	(25,942)	(65,781)	(16,149)
Interest income	7,768	3,427	10,083	751	9,990	1,897	4,051	394
Interest expense	(20,812)	(17,263)	(67,842)	(17,531)	(23,093)	(20,470)	(70,148)	(18,785)
Social contribution and income tax	(53,389)	(15,608)	(68,272)	12,909	(31,537)	(2,346)	(16,985)	13,560
Net income	103,594	30,742	134,010	(25,293)	61,166	4,448	32,326	(26,538)
Equity Interests and voting capital	48.72%	25.01%	51.00%	57,13% (*)	48.72%	25.01%	51.00%	52.75%

 (*) Up to February 28, 2014, the interest of the direct subsidiary CPFL Geração was 52.75%.

Although it holds a share interest of more than 50% in the entities Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. Analysis of the classification of the type of investment is based on the Shareholders' Agreement for each venture.

The loans obtained from the BNDES by the joint ventures ENERCAN, BAESA and Chapecoense establish restrictions on payment of dividends to the subsidiary CPFL Geração in excess of the mandatory minimum of 25% without the prior consent of the BNDES.

11.5.4 – Joint venture operations

Through its fully-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and operation of the hydropower plant belong to Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (joint-venture), CPFL Geração as assured of a 51.54% interest in the installed power of 1,275 MW (657 MW) and the guaranteed mean energy of 671 MW (mean 345.4 MW) until 2028 (physical information and energetic capacity measures not reviewed by the independent auditors).

11.6 – Capital increase in the joint venture Epasa

An Extraordinary General Meeting (EGM) held on January 31, 2014 by the jointly controlled subsidiary EPASA approved a capital increase of R$ 65,000. An amount of R$ 34,288 was subscribed and paid up by the subsidiary CPFL Geração in proportion to its interest in EPASA's capital.

The other shareholders were offered the option to exercise the preference to subscribe shares to be issued within 30 days of signing of the Notice to Shareholders, published on February 1, 2014. At the same EGM, the subsidiary CPFL Geração stated its interest in subscribing the remaining shares, should the other shareholders not exercise the right to preference within the stipulated period. After this period, the shareholders Eletricidade do Brasil S.A. and OZ&M Incorporação e Participação Ltda. partially exercised the share subscription rights granted to them, subscribing and paying up the amounts of R$ 14,000 and R$ 1,000, respectively.

In accordance with the Notice to Shareholders, Eletricidade do Brasil S.A. expressed its interest in subscribing the remaining shares, within the period stipulated in the Notice to Shareholders published on March 12, 2014. On March 21, 2014, Eletricidade do Brasil S.A and the subsidiary CPFL Geração, paid up the remaining shares, at R$ 4,556 and R$ 11,157, respectively. Through the subsidiary CPFL Geração, the Company now holds 57.13% of the capital of the jointly controlled subsidiary EPASA. The change of R$ 2,002 in corporate interest was registered in the investment of the subsidiary CPFL Geração, and consequently, also of the Company.

The other shareholders are assured by the Shareholders Agreement of the right to exercise the option to purchase any remaining shares within 12 months from the date on which the remaining shares are paid up, in order to recompose their diluted interest.

11.7 - Association between CPFL Renováveis and Dobrevê Energia S.A. - (“DESA”)

On February 17, 2014, the subsidiary CPFL Renováveis and DESA signed an association agreement, which will involve the merger by CPFL Renováveis of WF2 Holding S.A. - (“WF2”), which will hold all the shares issued by DESA at the merger date.

As a result of the merger, the net equity of the subsidiary CPFL Renováveis will be increased by a new share issue, corresponding to 12.63% of its common shares. The participation may be adjusted as a result of the audit and compliance with the prior conditions, as described below. The subsidiary CPFL Geração will continue to be the majority shareholder of CPFL Renováveis, holding more than 50% of its common shares.

Finalization of the association is conditional on compliance with certain prior conditions common in similar transactions, including approval by the Banco Nacional do Desenvolvimento - BNDES (financing agent) and by certain creditors of DESA and WF2.

Finalization is also conditional on a satisfactory outcome of the legal, accounting and financial, engineering and environmental audits conducted by both CPFL Renováveis, in relation to DESA's operations, and DESA in relation to the operations of the subsidiary CPFL Renováveis.

(12)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2013	115,946	986,527	1,318,394	4,291,334	22,661	13,732	968,826	7,717,419
Historic cost	126,820	1,375,993	1,718,629	5,671,053	29,928	24,277	968,826	9,915,527
Accumulated depreciation	(10,874)	(389,467)	(400,235)	(1,379,719)	(7,267)	(10,545)	-	(2,198,107)

Additions	3	19	450	2,116	-	1	175,528	178,117
Disposals	-	-	-	(35)	(357)	(571)	-	(964)
Provision to environmental costs	-	-	9,193	-	-	-	-	9,193
Transfers	600	809	183,395	680,071	7,055	61	(871,990)	-
Transfers to/from other assets - cost	(1,777)	163	(14,632)	(16,535)	-	(3,168)	(322)	(36,271)
Depreciation	(2,058)	(23,556)	(32,092)	(133,932)	(1,955)	(1,314)	-	(194,907)
Disposal of depreciation	-	-	-	16	206	471	-	692
Reclassification and transfers to/from other assets - depreciation	-	-	(20)	(853)	-	1,534	-	662
Business combination	-	-	7,818	43,510	-	59	349	51,735
Spin-off generation activity on the distribuition - cost	-	-	460	6,090	-	204	-	6,754
Spin-off generation activity on the distribuition - depreciation	-	-	(32)	(866)	-	(28)	-	(926)

At June 30, 2014	112,714	963,961	1,472,934	4,870,916	27,610	10,980	272,391	7,731,505
Historic cost	125,645	1,376,983	1,905,312	6,386,270	36,626	20,862	272,391	10,124,091
Accumulated depreciation	(12,931)	(413,023)	(432,378)	(1,515,354)	(9,017)	(9,882)	-	(2,392,585)

Average depreciation rate	3.86%	3.39%	3.41%	4.59%	12.27%	13.33%

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to the qualifying property, plant and equipment. In the consolidated statements R$ 10,668 was capitalized for the first semester of 2014 (R$ 23,875 in the first semester of 2013) at the rate of 8.72% p.a. (7.57% p.a. in 2013)

In the interim consolidated financial statement the depreciation amounts are recorded on income and loss at “Depreciation and amortization” (Note 27)

(13)  INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession rights				Other intangible assets	Total
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utility
At December 31, 2013	6,115	4,312,381	3,763,197	574,131	31,582	60,922	8,748,328
Historical cost	6,152	6,811,237	9,310,710	574,131	35,840	156,023	16,894,093
Accumulated Amortization	(37)	(2,498,856)	(5,547,513)	-	(4,258)	(95,100)	(8,145,764)

Additions	-	618	24	350,879	-	4,384	355,904
Amortization	-	(145,484)	(217,783)	-	(709)	(5,210)	(369,186)
Transfer - intangible assets	-	-	191,758	(191,758)	-	-	-
Transfer - financial asset	-	-	613	(173,705)	-	-	(173,092)
Disposal and transfer - other assets	-	-	(14,977)	-	-	7,181	(7,796)
Business combination	-	64,762	-	-	-	355	65,117
Spin-off generation activity on the distribuition	-	-	(299)	-	-	13	(286)
At June 30, 2014	6,115	4,232,276	3,722,530	559,549	30,872	67,648	8,618,990
Historic cost	6,152	6,879,862	9,352,385	559,549	35,840	167,743	17,001,532
Accumulated depreciation	(37)	(2,647,587)	(5,629,855)	-	(4,968)	(100,095)	(8,382,542)

In the consolidated statements, amortization is recorded in profit or loss, under the following headings: (i) “depreciation and amortization” for amortization of the intangible assets related to Distribution Infrastructure, Use of Public Utilities and Other Intangible Assets; and (ii) “amortization of intangible concession asset” for amortization of the intangible asset acquired through a business combination (Note 27).

In accordance with CPC 20 (R1) and IAS 23, the interest on loans taken out by the subsidiaries is capitalized to qualifying intangible assets. During the first semester of 2014, R$ 3,505 was capitalized in the interim consolidated financial statements (R$ 5,139 in the first semester of 2013) at a rate of 7.50% p.a. (9.00% p.a. in 2013).

13.1 Intangible assets acquired in business combinations

The following table shows the breakdown of the intangible asset of exploitation rights of the concession acquired in business combinations:

	Consolidated
	June 30, 2014			December 31, 2013	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2014	2013
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(164,697)	140,165	147,933	5.10%	6.03%
CPFL Piratininga	39,065	(19,783)	19,282	20,192	4.66%	4.85%
RGE	3,150	(1,297)	1,853	1,943	5.70%	5.86%
CPFL Geração	54,555	(27,715)	26,839	28,170	4.88%	4.83%
CPFL Santa Cruz	9	(7)	2	3	16.22%	16.40%
CPFL Leste Paulista	3,333	(2,531)	802	1,091	17.36%	17.45%
CPFL Sul Paulista	7,288	(5,493)	1,795	2,434	17.53%	16.94%
CPFL Jaguari	5,213	(4,001)	1,212	1,710	19.13%	16.49%
CPFL Mococa	9,110	(7,271)	1,839	2,638	17.53%	18.96%
CPFL Jaguari Geração	7,896	(2,545)	5,351	5,616	6.71%	7.07%
	434,480	(235,340)	199,140	211,730

Subsidiaries
CPFL Renováveis	3,202,770	(354,404)	2,848,366	2,850,857	4.07%	4.11%
Other	15,096	(13,793)	1,304	1,083
	3,217,866	(368,196)	2,849,669	2,851,940

Subtotal	3,652,346	(603,536)	3,048,809	3,063,670

Intangible asset acquired and merged – deductible
Subsidiaries
RGE	1,120,266	(808,872)	311,395	321,225	1.75%	1.89%
CPFL Geração	426,450	(279,046)	147,404	155,698	3.89%	3.66%
Subtotal	1,546,716	(1,087,918)	458,798	476,923

Intangible asset acquired and merged – reassessed
Parent company
CPFL Paulista	1,074,026	(618,857)	455,169	479,952	4.61%	5.39%
CPFL Piratininga	115,762	(58,624)	57,138	59,836	4.66%	4.85%
RGE	310,128	(133,958)	176,170	184,700	5.50%	5.65%
CPFL Santa Cruz	61,685	(52,538)	9,148	12,241	10.03%	10.14%
CPFL Leste Paulista	27,034	(22,372)	4,662	6,615	14.45%	14.47%
CPFL Sul Paulista	38,168	(31,245)	6,923	9,662	14.35%	14.02%
CPFL Mococa	15,124	(12,796)	2,328	3,390	14.05%	14.85%
CPFL Jaguari	23,600	(19,595)	4,004	5,813	15.33%	14.28%
CPFL Jaguari Geração	15,275	(6,148)	9,126	9,578	5.91%	6.23%
Subtotal	1,680,801	(956,133)	724,668	771,788

Total	6,879,862	(2,647,587)	4,232,276	4,312,381

For the balances relating to the subsidiary CPFL Renováveis, amortization is recorded for the remaining terms of the respective exploration authorizations, using the straight line method. For the other balances, the amortization rates for intangible assets acquired through business combinations are based on the projected income curves of the concessionaires for the remainder of the concession term, and these projections are reviewed annually.

(14)  SUPPLIERS

	Consolidated
	June 30, 2014	December 31, 2013
Current
System service charges	19,034	61,880
Energy purchased	1,531,905	1,300,598
Electricity network usage charges	95,852	91,603
Materials and services	187,216	338,524
Free energy	96,707	92,088
Total	1,930,713	1,884,693

(15)  ACCRUED INTEREST ON LOANS AND FINANCING AND LOANS AND FINANCING

	Consolidated
	June 30, 2014				December 31, 2013
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
Power increases	-	-	-	-	6	1,229	-	1,235
Investment	23,955	858,770	3,906,387	4,789,112	24,555	872,818	4,071,441	4,968,814
Property income	21	1,269	5,080	6,370	27	1,364	5,717	7,108
Financial Institutions	130,218	396,244	1,450,005	1,976,467	128,752	560,121	1,520,231	2,209,104
Other	691	38,614	16,521	55,826	674	40,658	19,063	60,395
Total at Cost	154,885	1,294,897	5,377,993	6,827,775	154,013	1,476,190	5,616,452	7,246,656

Measured at fair value
Foreign currency
Financial Institutions	14,813	39,687	2,744,548	2,799,049	15,213	42,307	1,906,739	1,964,259
Mark to Market	-	183	80,072	80,254	-	194	44,001	44,195
Total at fair value	14,813	39,869	2,824,620	2,879,303	15,213	42,501	1,950,740	2,008,454

Fundraising	-	(1,938)	(21,329)	(23,267)	-	(4,066)	(21,048)	(25,114)

Total	169,699	1,332,828	8,181,284	9,683,811	169,226	1,514,626	7,546,144	9,229,996

	Consolidated
Measured at amortized cost	June 30, 2014	December 31, 2013	Annual interest	Amortization	Collateral
Brazilian currency
Power increases
CPFL Renováveis
BNDES	-	1,235	TJLP + 3.1% to 4.3%	75 monthly installments from September 2007	CPFL Energia guarantee and Promissory Note

Investment
CPFL Paulista
FINEM IV	32,044	64,103	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	120,370	137,195	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	7,999	8,874	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	49,698	53,481	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	269,880	284,373	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	12,668	12,684	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	221,396	204,849	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	46,474	50,706	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM III	13,357	26,719	TJLP + 3.28% to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM IV	64,831	73,892	TJLP + 2.12% to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	2,579	2,861	Fixed rate 8%	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	25,845	27,812	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	78,879	80,513	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	3,327	3,288	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	55,095	48,237	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	22,037	24,044	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE
FINEM IV	20,398	40,805	TJLP + 3.28 to 3.4%	60 monthly installments from January 2010	CPFL Energia guarantee and receivables
FINEM V	72,862	83,046	TJLP + 2.12 to 3.3%	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	19,065	20,516	Fixed rate 5.5%	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	144,179	157,318	TJLP + 2,06% to 3,08%	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	1,340	1,420	Fixed rate 2,5%	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	81,409	73,013	Fixed rate 2,5%	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINAME	11,059	12,065	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	316	345	Fixed rate 10,0%	90 monthly installments from May 2012	Fiduciary alienation of assets
CPFL Santa Cruz
Bank credit note - Unibanco	2,044	3,159	TJLP + 2.9%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista
Bank credit note - Unibanco	1,986	2,688	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista
Bank credit note - Unibanco	2,151	2,911	TJLP + 2.90%	54 monthly installments from June 2011	CPFL Energia guarantee and receivables
CPFL Jaguari
Bank credit note - Unibanco	1,001	1,547	TJLP + 2.90%	54 monthly installments from December 2010	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,100	2,136	TJLP + 3.10%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	561	607	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CPFL Mococa
Bank credit note - Unibanco	1,216	1,824	TJLP + 2.9%	54 monthly installments from January 2011	CPFL Energia guarantee and receivables
Bank credit note - Santander	2,702	2,747	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	1,583	1,358	UMBNDES +1.99% to 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
Bank credit note - Santander	3,617	2,305	TJLP + 2.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,701	1,701	Fixed rate 2.5% to 5.5%	96 monthly installments from April 2012	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	251	-	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	1,374	1,258	Fixed rate 6% to 10%	90 monthly installments from May 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	15,677	11,699	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and equipment fiduciary alienation
FINAME	80	87	TJLP + 4.2%	90 monthly installments from May 2012	CPFL Energia guarantee and equipment fiduciary alienation
CERAN
BNDES	384,647	409,365	TJLP + 3.69% to 5%	168 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
BNDES	48,397	54,956	UMBNDES + 5% (1)	168 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Transmissão
FINAME	9,338	4,667	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Renováveis
FINEM I	336,866	352,830	TJLP + 1.95%	168 monthly installments from October 2009	PCH Holding a joint debtor, Letters of guarantee
FINEM II	30,293	31,997	TJLP + 1.90%	144 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM III	585,419	605,263	TJLP + 1,72%	192 monthly installments from May 2013	CPFL Energia guarantee, plegde of shares, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM V	107,381	113,106	TJLP + 2.8% to 3.4%	143 monthly installments from December 2011	PCH Holding 2 and CPFL Renováveis debtor solidarity.
FINEM VI	75,803	76,673	TJLP + 2.05%	192 monthly installments from October 2013	CPFL Renováveis pledge of shares, pledge of receivables
FINEM VII	186,253	194,041	TJLP + 1.92%	156 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM VIII	49,231	50,811	TJLP + 2.02%	192 monthly installments from January 2014	Pledge of shares and Reserve Account of SPE Assignment of Receivables
FINEM IX	43,275	46,994	TJLP + 2.15%	120 monthly installments from May 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM X	977	1,108	TJLP	84 monthly installments from October 2010	Pledge of shares, fiduciary alienation and equipment fiduciary alienation
FINEM XI	132,350	138,101	TJLP + 1,87% to 1,9%	168 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
FINEM XII	345,585	336,782	TJLP + 2,18%	192 monthly installments from July 2014	CPFL Energia guarantee, fiduciary alienation of assets, joint fiduciary assignment of credit rights and pledge of shares
FINAME I	176,898	190,396	Fixed rate 5.5%	108 monthly installments from January 2012	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME II	28,722	31,168	Fixed rate 4.5%	102 monthly installments from June 2011	CPFL Energia guarantee, fiduciary alienation of assets and fiduciary assignment of credit rights
FINAME III	122,658	129,659	Fixed rate 2.5%	108 monthly installments from January 2014	Pledge of CPFL Renováveis shares Pledge of shares and Reserve Account of SPE Assignment of receivables
FINEP I	2,506	2,506	Fixed rate 3.5%	61 installments from October 2014	Bank Garantee
BNB	128,581	133,192	Fixed rate 9.5% to 10%	168 monthly installments from January 2009	Fiduciary alienation
BNB	175,798	175,695	Fixed rate 10%	222 monthly installments from May 2010	CPFL Energia guarantee
BNB	34,132	-	Fixed rate 9.5%	228 monthly installments from July 2009	CPFL Energia guarantee, fiduciary alienation of assets and joint fiduciary assignment of credit rights
NIB	78,565	79,109	IGPM + 8.63%	Interest and principal quarterly paid started in June 2011 until September 2023	No guarantee
Bridge BNDES II	89,210	84,507	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
Bridge BNDES III	201,924	194,242	TJLP + 3.02%	1 installment in February 2014	Pledge of SPE shares
CPFL Brasil
FINEP	3,061	3,461	Fixed rate 5%	81 monthly installments from August 2011	Receivables

Purchase of assets
CPFL Serviços
FINAME	-	146	TJLP + 2.15%	36 monthly installments from March 2011	Fiduciary alienation of assets
FINAME	4,627	4,911	Fixed rate 2.5% to 8.70%	96 monthly installments from April 2012	Fiduciary alienation of assets and CPFL Energia guarantee
FINAME	1,743	2,051	TJLP + 1.72%	60 monthly installments from May 2012	CPFL Energia guarantee
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	-	4,648	IGP-M + 7.42%	240 monthly installments from May 1994	Receivables (CPFL Paulista and São Paulo Government)
Banco do Brasil - Working capital	105,323	105,124	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	139,858	133,334	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	95,704	99.00% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	274,974	261,334	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	12,863	12,263	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	12,282	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (****)	48,395	45,995	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	60,477	57,656	98.5% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	-	35,338	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital (**)	-	4,340	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	36,297	34,496	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (**)	-	11,156	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco IBM - Working capital (***)	7,786	8,140	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	26,439	-	CDI + 0,1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (**)	-	5,982	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	23,098	21,952	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working Capital (**)	-	3,755	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	3,190	3,031	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	15,856	16,615	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	14,270	-	CDI + 0,1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (**)	-	1,909	99.0% of CDI	2 annual installments from March 2013	CPFL Energia guarantee
Banco do Brasil - Working capital (***)	20,898	19,861	104.90% of CDI	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital (***)	5,145	5,392	100.0% of CDI	14 Semi-annual installments from December 2012	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital (***)	6,837	7,325	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	635,906	628,828	107.0% of CDI	1 installment in April 2015	CPFL Energia guarantee
CPFL Renovaveis
Banco Safra	27,722	27,713	CDI+ 0.4%	Annual installment until 2014	No guarantee
HSBC	322,055	350,329	CDI + 0.5%	8 annual installment from June 2013	Shares alienation
Banco do Brasil - Promissory Note	-	144,428	108.5% of CDI	1 installment in January 2014	Shares alienation
Banco do Brasil - Promissory Note	145,281	-	108.5% of CDI	1 installment in July 2014	Shares alienation
Banco Itaú - Promissory Note	-	150,175	105% of CDI	1 installment in June 2014	No guarantee
BNB - Working capital	113	-	Fixed rate 1.75%	36 monthly installments from November 2011	Guarantee
CPFL Telecom
Banco IBM - Working capital	39,773	-	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee

Other
Eletrobrás
CPFL Paulista	6,166	6,918	RGR + 6.0% to 6.5%	monthly installments from August 2006	Receivables and promissory notes
CPFL Piratininga	314	390	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
RGE	10,789	11,834	RGR + 6%	monthly installments from August 2006	Receivables and promissory notes
CPFL Santa Cruz	1,887	2,173	RGR + 6%	monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	854	961	RGR + 6%	monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	940	1,072	RGR + 6%	monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	49	58	RGR + 6%	monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	249	275	RGR + 6%	monthly installments from January 2008	Receivables and promissory notes
Other	34,577	36,713
Subtotal Brazilian Currency - Cost	6,827,775	7,246,658

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Bank of America Merrill Lynch	223,534	238,318	US$ + 3,69% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	330,812	352,685	US$ + Libor 3 months + 1.48% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	98,914	-	US$ + Libor 3 months + 1.70% (4)	1 installment in Setember 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	109,935	-	US$ + Libor 3 months + 0.80% (3)	4 semiannual installments from Setember 2017	CPFL Energia guarantee and promissory notes
Citibank	110,522	117,821	US$ + Libor 6 months + 1.77% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Citibank	109,995	-	US$+Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Mizuho Bank	164,837	-	US$+Libor+1.55% (3)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Morgan Stanley	110,530	117,843	US$ + Libor 6 months + 1.75% (2)	1 installment in September 2016	CPFL Energia guarantee and promissory notes
Scotiabank	53,731	57,299	US$ + 3,3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Piratininga
Citibank	17,702	18,878	US$ + Libor 6 months + 1.69%(2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
Citibank	138,189	-	US$ + Libor 6 monthss + 1.14% (2)	1 installment in January 2017	CPFL Energia guarantee and promissory notes
Citibank	109,995	-	US$ + Libor 3 months + 1.35% (4)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Santander	99,740	106,348	US$ + 2.58% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Scotiabank	70,179	74,840	US$ + 3.3125% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
Sumitomo	110,241	-	US$ + Libor 3 months + 1.35% (3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes

RGE
Bank of Tokyo-Mitsubishi	39,633	42,252	US$ + Libor 3 months + 0.82%(3)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	180,396	192,298	US$ + Libor 3 months + 0.83%(3)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Citibank	33,018	-	US$ + Libor 3 months + 1.25%(4)	2 annual installments from May 2018	CPFL Energia guarantee and promissory notes
Citibank	154,347	164,567	US$ + Libor 6 months + 1.45% (3)	1 installment in April 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	104,330	111,235	US$ + 2.64% (3)	1 installment in July 2016	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
J.P. Morgan	21,399	22,813	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	19,515	20,805	USD + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Citibank	10,528	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	27,236	29,037	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank	10,528	11,226	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
J.P. Morgan	11,234	11,977	US$ + 2.38% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
Santander	21,466	22,885	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	11,439	12,195	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank	9,644	10,284	US$ + Libor 6 months + 1.57%(2)	1 installment in August 2014	CPFL Energia guarantee and promissory notes
Santander	30,248	32,247	US$ + 2.544% (3)	1 installment in June 2016	CPFL Energia guarantee and promissory notes
Scotiabank	14,163	15,099	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank	9,212	9,822	US$ + Libor 6 months + 1.52%(2)	1 installment in September 2014	CPFL Energia guarantee and promissory notes
Scotiabank	11,984	12,776	US$ + 2.695% (2)	1 installment in July 2015	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	-	147,482	US$ + Libor 6 months + 1.69% (2)	1 installment in August 2016	CPFL Energia guarantee and promissory notes
HSBC	219,872	-	US$+Libor 3 months + 1.30% (3)	1 installment in March 2017	CPFL Energia guarantee and promissory notes

Mark to market	80,254	44,195

Total Foreign Currency - fair value	2,879,303	2,008,452

Fundraising costs(a)	(23,267)	(25,115)

Total - Consolidated	9,683,811	9,229,996

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 176,19% of CDI	(3) 104,1% to 109% of CDI
(2) 99% to 104% of CDI	(4) 109,1% to 109,5% of CDI
(*) Efective rate: CPFL Paulista and CPFL Piratininga - 106,75% of CDI RGE - 106.01% of CDI CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 108.66% of CDI
(**) Efective rate: CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 107.67% of CDI
(***) Efective rate: CPFL Paulista, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa e CPFL Jaguari - 109.47% of CDI CPFL Serviços - CDI + 0.10% + 1.88% CPFL Piratininga – 98.65% of CDI +0.10%
(****) Efective rate: CPFL Piratininga – 104.9% of CDI

 (a) In accordance with CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts.

In accordance with CPCs 38 and 39 and IAS 32 and 39, the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit and loss.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the loans and financing, in order to obtain more relevant and consistent accounting information. At June 30, 2014, the total balance of the loans and financing measured at fair value was R$ 2,879,303 (R$ 2,008,454 at December 31, 2013).

Changes in the fair values of these loans and financing are recognized in the financial income (expense) of the subsidiaries. Losses of R$ 80,254 (R$ 44,195 at December 31, 2013), on marking the debts to market, less the gains of R$ 31,759 (R$ 18,080 at December 31, 2013), of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (Note 32), results in a total net loss of R$ 48,495 (R$ 26,114 at December 31, 2013).

The maturities of the principal non-current balances of loans and financing are scheduled as follows:

Maturity	Consolidated
From July 1, 2015	446,075
2016	1,772,924
2017	1,224,100
2018	1,427,050
2019	1,477,703
2020 to 2024	1,309,907
2025 to 2029	441,971
2030 to 2034	1,482
Subtotal	8,101,212
Mark to Market	80,072
Total	8,181,284

Main additions in the period:

Brazilian currency
		R$ thousand
Company	Bank / credit line	Total approved	1st semester of 2014 released	Released net of fundraising costs	Interest	Destination of the resources
Investment
CPFL Paulista	FINEM VI (*)	790,000	26,969	26,969	Monthly	Subsidiary's investment plan
CPFL Piratininga	FINEM V (*)	220,000	12,442	12,442	Monthly	Subsidiary's investment plan
RGE	FINEM VI (*)	274,997	8,354	8,354	Monthly	Subsidiary's investment plan
CPFL Mococa	Bank credit note Santander (**)	6,119	1,631	1,631	Monthly	Subsidiary's investment plan
CPFL Serviços	FINAME (**)	5,011	5,011	5,011	Monthly	Acquisition of electrical equipment and vehicules
CPFL Transmissão	FINAME (**)	23,824	4,664	4,664	Monthly	Acquisition of electrical equipment
CPFL Renováveis	BNB (**)	(****)	(****)	(****)	(****)	(****)

Financial Institutions
CPFL Leste Paulista	Bank credit note - Banco IBM (**)	26,043	26,043	26,043	Semiannual	Reinforce working capital
CPFL Jaguari	Bank credit note - Banco IBM (**)	13,986	13,986	13,986	Semiannual	Reinforce working capital
CPFL Renováveis	Banco do Brasil - Promissory Note (**)	138,000	138,000	138,000	(***)	(***)
CPFL Telecom	Bank credit note - Banco IBM (**)	37,989	37,989	37,989	Semiannual	Reinforce working capital

(*)The outstanding balance  was cancelled

(**)The agreement has no restrictive covenants

(***)The outstanding balance of the promissory notes issued by the indirectly owned subsidiaries Atlântica I, Atlântica II, Atlântica IV and Atlântica V was settled in January 2014, using funds from a new issue under the same conditions.

(****)The indirect subsidiary Rosa dos Ventos, purchased in February 2014, owned these operations, which are consolidated in the Company's financial statements as from March 2014.

Foreign currency
		R$ thousand
Company	Bank / credit line	Total approved	1st semester of 2014 released	Released net of fundraising costs	Interest	Destination of the resources
Instituições Financeiras:
CPFL Paulista	Bank of America Merrill Lynch - Law 4131/62	106,020	106,020	106,020	Quartely	Extend the debt profile
CPFL Paulista	Banco Tokyo-Mitsubishi - Law 4131/62	117,400	117,400	116,226	Quartely	Extend the debt profile
CPFL Paulista	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Paulista	Mizuho Bank - Law 4131/62	174,900	174,900	173,413	Quartely	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	151,875	151,875	151,875	Semmiannual	Extend the debt profile
CPFL Piratininga	Citibank - Law 4131/62	117,250	117,250	117,250	Quartely	Extend the debt profile
CPFL Piratininga	Sumitomo - Law 4131/62	110,275	110,275	109,448	Quartely	Reinforce working capital
RGE	Citibank - Law 4131/62	33,285	33,285	33,285	Quartely	Reinforce working capital
CPFL Geração	HSBC - Law 4131/62	232,520	232,520	232,520	Quartely	Extend the debt profile

Prepayment

CPFL Geração – Citibank - The maturity of the subsidiary CPFL Geração's foreign currency debt to Citibank, originally scheduled for August 2016, was settled in the first semester of 2014.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants and include clauses that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Some loans contracted in 2014 have the clauses related to financial indicators, which are calculated half yearly in accordance with the Financial Statement of the company:

Foreign currency loans - Citibank, Tokyo – Mitsubishi Bank, Bank of America Merrill Lynch, Mizuho, Sumitomo and HSBC (Law 4.131) – half yearly measured based on Company’ financial statements

•         Net indebtedness to adjusted EBITDA – maximum of 3.75; and

•         Adjusted EBITDA to Net Financial Income - minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA for the subsidiaries of energy distribution and CPFL Geração takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities).

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2013.

Company Management monitor these ratios systematically and constantly to ensure that the contractual conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, June 30, 2014 and December 31, 2013, respectively.

(16)  ACCRUED INTEREST ON DEBENTURES AND DEBENTURES

		Consolidated
		June 30, 2014				December 31, 2013
		Current and noncurrent interest	Current	Noncurrent	Total	Current and noncurrent interest	Current	Noncurrent	Total
Parent Company
4th Issue	Single series	13,710	1,290,000	-	1,303,710	12,438	-	1,290,000	1,302,438
		13,710	1,290,000	-	1,303,710	12,438	-	1,290,000	1,302,438
CPFL Paulista
6th Issue	Single series	34,919	-	660,000	694,919	31,674	-	660,000	691,674
7th Issue	Single series	21,753	-	505,000	526,753	20,173	-	505,000	525,173
		56,673	-	1,165,000	1,221,673	51,847	-	1,165,000	1,216,847
CPFL Piratininga
3rd Issue	Single series	6,878	260,000	-	266,878	6,331	-	260,000	266,331
6th Issue	Single series	5,820	-	110,000	115,820	5,279	-	110,000	115,279
7th Issue	Single series	10,123		235,000	245,123	9,388		235,000	244,388
		22,821	260,000	345,000	627,821	20,998	-	605,000	625,998
RGE
6th Issue	Single series	26,454	-	500,000	526,454	23,995	-	500,000	523,995
7th Issue	Single series	7,323	-	170,000	177,323	6,791	-	170,000	176,791
		33,777	-	670,000	703,777	30,786	-	670,000	700,786
CPFL Santa Cruz
1st Issue	Single series	422	-	65,000	65,422	416	-	65,000	65,416
CPFL Brasil
2nd Issue	Single series	2,011	-	228,000	230,011	1,948	-	228,000	229,948
CPFL Geração
3rd Issue	Single series	6,983	264,000	-	270,983	6,429	-	264,000	270,429
4th Issue	Single series	5,998	-	680,000	685,998	5,809	-	680,000	685,809
5th Issue	Single series	9,632	-	1,092,000	1,101,632	9,329	-	1,092,000	1,101,329
6th Issue	Single series	17,267	-	460,000	477,267	16,254	-	460,000	476,254
7th Issue	Single series	12,666	-	635,000	647,666	-	-	-	-
8th Issue	Single series	691	-	70,793	71,484	-	-	-	-
		53,237	264,000	2,937,793	3,255,030	37,821	-	2,496,000	2,533,821
CPFL Renováveis
1st Issue - SIIF	1st to 12nd series	801	35,738	482,467	519,006	814	34,872	489,858	525,544
1st Issue - PCH Holding 2	Single series	44,920	8,701	149,492	203,113	32,177	-	158,193	190,370
1st Issue - Renováveis	Single series	5,538	21,500	408,500	435,538	5,065	-	430,000	435,065
2nd Issue - Renováveis	Single series	8,461	-	300,000	308,461	-	-	-	-
		59,720	65,939	1,340,459	1,466,118	38,056	34,872	1,078,051	1,150,979

Fund raising costs(*)		-	(1,769)	(33,513)	(35,282)	-	-	(34,832)	(34,832)

Total		242,370	1,878,170	6,717,739	8,838,279	194,311	34,872	7,562,219	7,791,402

 (*) In accordance with CPC 08, this refers to the fundraising costs attributable to issuance of the respective debts.

		Consolidated
		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
4th Issue	Single series	129.000	CDI + 0.40%	CDI + 0.51%	1 installment in May 2015	Unsecured

CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
3rd Issue	Single series	260	107% of CDI	108,23% of CDI	1 installment in April 2015	CPFL Energia guarantee
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Brasil
2nd Issue	Single series	2,280	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
3rd Issue	Single series	264	107% of CDI	108,23% of CDI	1 installment in April 2015	CPFL Energia guarantee
4th Issue	Single series	6,800	CDI + 1.4%	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12nd Series	432,299,666	TJLP + 1%	TJLP + 1% + 0.22%	39 consecutive semi-annual installments from 2009	Fiduciary alienation
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.6%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.7%	Annual installments from May 2015	BVP and PCH Holding fiduciary assigment of dividends
2st Issue - Renováveis	Single series	300,000	114.0% of CDI	114.0% of CDI	5 annual instalments from June 2017	Unsecured

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI			(3) 108% to 108.1% of CDI
(2) 107% to 107.9% of CDI

The maturities of the non-current balance of debentures are scheduled as follows:

Maturity	Consolidated
From July 1, 2015	17,869
2016	87,439
2017	1,524,925
2018	1,958,901
2019	1,775,701
2020 to 2024	1,209,950
2025 to 2029	142,953
Total	6,717,739

Main additions in the period:

CPFL Geração - 7th and 8th issues

The 7th and 8th single series of guaranteed unsecured debentures, not convertible into shares, were issued in May 2014, as described below:

(i) 7th issue: 63,500 debentures were issued, with a total value of R$ 635,000 (R$ 633,450 net of issuance costs).  The funds will be used to refinance the subsidiary's debts.   Interest will be paid half-yearly and the principal will be amortized in a single installment at maturity;

(ii)  8th issue: One (1) debenture was issued, with a total value of R$ 70,000 (R$ 68,873 net of issuance costs).  The funds will be invested in one of the subsidiary's projects. Interest will be paid annually and the principal will be amortized in a single installment at maturity;

CPFL Renováveis – 2nd issue

In the second quarter of 2014, a single series of 300,000 registered, book-entry, unsecured debentures, with a unit value of R$ 1,000 (one thousand reais), amounting to a total of R$ 300,000 (R$ 298,700 net of issuance costs) were subscribed and paid up by the subsidiary CPFL Renováveis. The principal will be paid annually from March 2017, with half-yearly interest from September 2014.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters, calculated half-yearly. The details of these are shown in the December 31, 2013 financial statements.

Debenture issues in 2014 are subject to restrictive clauses in relation to the following financial ratios:

CPFL Geração - 7th and 8th issues

•         Net indebtedness to adjusted EBITDA – maximum of 3.75; and

•         Adjusted EBITDA to Net Financial Income  - minimum of 2.25.

The ratios will be measured, half yearly in the Company, from June 2015.

CPFL Renováveis – 2nd issue

Maintaining a Net Debt/EBITDA ratio of 6.0 or less in 2014, 5.6 in 2015, 4.6 in 2016 and 3.75 from 2017. The ratios will be measured yearly.

For purposes of determining covenants, the definition of EBITDA for the subsidiary CPFL Geração takes into consideration inclusion of the main regulatory assets and liabilities. In the Company’s case, it also takes into account consolidation based on the interest in the subsidiaries, associates and joint ventures (for both EBITDA and assets and liabilities).

The details of the restrictive covenants for the other debentures are presented in the December 31, 2013 Financial Statements.

Company Management monitors these ratios systematically and constantly to ensure that the conditions are complied with. Company Management believes that all the restrictive covenants and clauses for which the indicators are measured half yearly or annually have been adequately complied with in accordance with the latest base periods, June 30, 2014 and December 31, 2013, respectively.

(17)  POST-EMPLOYMENT BENEFIT OBLIGATION

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I - CPFL Paulista

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, in the form, to October 31, 1997, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a mixed variable contribution model for scheduled retirement and a defined benefit plan for benefits for risk (disability and death).

As a result of the Retirement Plan modification occurred in October 1997, a commitment calculated at the time by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Paulista, which will be settled until 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at June 30, 2014 is R$ 846,485 (R$ 840,602 at December 31, 2013), which differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, in accordance with CPC 23 (R1) / IAS 19.

The subsidiary’s managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

II - CPFL Piratininga

The plan currently in force for the employees of the subsidiary CPFL Piratininga through Fundação CESP is a Supplementary Retirement and Benefit Plan (Plano de Suplementação de Aposentadorias e Pensão), in the form, to March 31, 1998, of a Defined Benefit Plan (Proportional Supplementary Defined Benefit – BSPS), and after that date, adoption of a Defined Benefit Plan and a variable contribution plan.

As a result of the Retirement Plan modification in September 1997, Eletropaulo Metropolitana El. São Paulo S.A. (Bandeirante’s predecessor) by the external actuaries of Fundação CESP, was established by the subsidiary CPFL Piratininga, which will be settled up to 2026.  Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at June 30, 2014 is R$ 217,487 (R$ 217,011 at December 31, 2013), which differs from the carrying amount of the post-employment benefit obligation, that is recorded by the subsidiary, which is in accordance with CPC 33 (R1) / IAS 19.

 Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

III - RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by ELETROCEEE. Only those whose work contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees admitted from 1997.

IV - CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, managed by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa e CPFL Jaguari

In December 2005, the companies joined the CMSPREV private pension plan, managed by IHPREV Pension Fund. The plan is structured as a defined contribution plan.

VI - CPFL Geração

The employees of the subsidiary CPFL Geração belong to the same pension plan as CPFL Paulista.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a commitment was recognized by the subsidiary CPFL Geração, calculated by the external actuaries of Fundação CESP to be settled to 2027. Such commitment is annually adjusted at 6% p.a. and monetarily restated at the IGP-DI rate (FGV). At the end of each year, after appraisal by external actuaries, the balance of the commitment is adjusted to reflect the equilibrium of the equity of the Fundação CESP pension plans. The amount of the commitment at June 30, 2014 is
R$ 17,434 (R$ 17,310 at December 31, 2013), which differs from the carrying amount recorded by the subsidiary, which is in accordance with CPC 03 (R1) / IAS 19.

Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

VII -   Changes in the defined benefit plans

The changes in the period in the net actuarial liability in accordance with CPC 33 (R1) are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Total
Net actuarial liabilities at of December 31, 2013	364,085	44,895	-	3,046	412,026
Expense (income) recognized in income statement	20,179	3,990	38	(128)	24,079
Sponsors' contributions transferred during the period	(44,659)	(13,083)	(922)	(3,642)	(62,306)
Effect of the limit on the assets to be accounted for	-	-	884	724	1,608
Net actuarial liabilities at of June 30, 2014	339,605	35,802	-	-	375,407
Other contributions	14,860	447	68	131	15,506
Subtotal	354,465	36,249	68	131	390,912

Current					81,952
Noncurrent					308,960

The income and expense recognized as operating cost in the actuary’s report are shown below:

	1st semester 2014
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	576	1,968	76	(22)	2,598
Interest on actuarial obligations	202,463	52,046	4,626	13,874	273,009
Expected return on plan assets	(182,860)	(50,024)	(4,730)	(13,980)	(251,594)
Amortization of unrecognized actuarial gains	-	-	66	-	66
Total income / (expense)	20,179	3,990	38	(128)	24,079

	1st semester 2013
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidado
Service cost	814	3,448	92	327	4,681
Interest on actuarial obligations	188,426	49,624	4,326	12,755	255,130
Expected return on plan assets	(160,674)	(42,347)	(3,983)	(11,748)	(218,751)
Total income	28,566	10,725	435	1,334	41,060

The principal assumptions taken into consideration in the actuarial calculation were those considered in the December 31, 2013  and 2012 financial statements, as follows:

	December 31, 2013	December 31, 2012

Nominal discount rate for actuarial liabilities:	11.72% p.a.	8.78% p.a.
Nominal Return Rate on Assets:	11.72% p.a.	8.78% p.a.
Estimated Rate of nominal salary increase:	7.10% p.a.	6.69% p.a.
Estimated Rate of nominal benefits increase:	0.0% p .a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	5.00% p.a.	4.6% p.a.
General biometric mortality table:	AT-83	AT-83
Biometric table for the onset of disability:	Mercer Disability	Mercer Disability
Expected turnover rate:	0.3 / (Service time + 1)	0.3 / (Service time + 1)
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(18)  REGULATORY CHARGES

	June 30, 2014	December 31, 2013
Fee for the use of water resources	2,209	1,590
Global reverse fund - RGR	15,993	15,983
ANEEL inspection fee	1,462	1,869
Energy development account - CDE	24,570	12,937
Total	44,234	32,379

(19)  TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated
	June 30, 2014	December 31, 2013
Current
ICMS (State VAT)	233,378	117,895
PIS (Tax on Revenue)	11,748	10,156
COFINS (Tax on Revenue)	54,215	45,892
IRPJ (Corporate Income Tax)	45,458	62,771
CSLL (Social Contribution Tax)	15,774	29,659
PIS (REFIS)	4,100	4,100
COFINS (REFIS)	18,886	18,886
Other	19,476	28,704
Total	403,034	318,063

Noncurrent
PIS (REFIS)	3,757	5,807
COFINS (REFIS)	17,305	26,748
Total	21,062	32,555

(20)  PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	June 30, 2014		December 31, 2013
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits
Labor
Various	116,245	86,244	119,707	80,516

Civil
Various	144,693	133,367	149,735	174,961

Tax
FINSOCIAL	26,575	75,833	25,682	73,633
Income Tax	114,823	809,674	128,332	779,899
Other	14,706	37,574	20,555	33,785
	156,105	923,082	174,568	887,318

Various	13,985	1,086	23,985	384

Total	431,028	1,143,779	467,996	1,143,179

The changes in the provisions for tax, civil and labor risks are shown below:

	Consolidated
	December 31, 2013	Addition	Reversal	Payment	Monetary Restatement	June 30, 2014
Labor	119,707	28,526	(9,538)	(29,142)	6,691	116,245
Civil	149,735	64,618	(8,294)	(67,672)	6,307	144,693
Tax	174,568	5,007	(25,947)	(2,211)	4,688	156,105
Other	23,985	-	(10,000)	-	-	13,985
	467,996	98,151	(53,779)	(99,026)	17,685	431,028

In June 30, 2014, the subsidiary CPFL Renováveis wrote off the receivable of R$ 10,000 in relation to the compensation arising from assessment of the fair value of contingent liabilities identified in the business combination of the indirectly-controlled subsidiary Bons Ventos, as a result of the maturity established in the sale agreement for the subsidiary. These amounts were set against the provision for tax, civil and labor risks, under “Other”.

The provisions for tax, civil and labor risks were based on assessment of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the external legal advisers and the Management of the Company and its subsidiaries.

Details of the provisions for tax, civil and labor risks and escrow deposits are presented in the financial statements of December 31, 2013.

Possible losses - the Company and its subsidiaries are parties to other suits and risks in which Management, supported by its external legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive position in these cases. Consequently, no provision has been established for these suits. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote. The claims relating to possible losses, at June 30, 2014, were as follows: (i) R$ 266,009 labor (R$ 244,277 at December 31, 2013) related mainly to workplace accidents, risk premium, overtime, etc; (ii)
R$ 383,512 civil, related mainly to bodily injury, environmental impacts and tariff increases (R$ 413,850 at December 31, 2013);  (iii) R$ 2,771,668 tax, related mainly to Income tax, ICMS, FINSOCIAL, PIS and COFINS (R$ 2,704,881 at December 31, 2013), one of the main issues is the deductibility of the expense recognized in 1997 in relation to the pension plan for employees of the subsidiary CPFL Paulista with Fundação CESP of R$ 987,603 (estimated), involving an escrow deposit of R$ 673,898; and (iv) R$ 27,535 regulatory at June 30, 2014 (R$ 27,628 at December 31, 2013).

The regulatory possible loss mainly relates to collection of the system service charge – ESS, in accordance with CNPE Resolution nº 03, of March 6, 2013, in which the subsidiaries and jointly-controlled subsidiaries of the Company obtained, through the Brazilian Association of Independent Producers of Electric Energy (Associação Brasileira dos Produtores Independentes de Energia Elétrica – APINE) and the Brazilian Clean Energy Generation Association (Associação Brasileira de Geração de Energia Limpa - ABRAGEL), an injunction suspending collection of the above-mentioned charge, leading the Company’s legal advisers to qualify the risk of loss as possible. The total risk amount is R$ 15,447, related to the indirect subsidiaries CPFL Renováveis (R$ 11,631), Ceran (R$ 3,126) and Paulista Lajeado (R$ 690).

Based on the opinion of their external legal advisers, Management of the Company and its subsidiaries consider that the registered amounts represent recent forecast.

(21)  USE OF PUBLIC UTILITIES

	Consolidated
Company	June 30, 2014	December 31, 2013	Quantity of remaining installments
CERAN	85,762	83,176	261

Current	3,943	3,738
Noncurrent	81,819	79,438

(22)  OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Noncurrent
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013
Consumers and concessionaires	49,281	43,804	-	-
Energy efficiency program - PEE	250,237	218,419	13,449	11,537
Research & Development - P&D	136,455	164,180	11,899	4,842
National scientific and technological development fund - FNDCT	1,864	1,966	-	-
Energy research company - EPE	931	982	-	-
Fund of reversal	-	-	17,750	17,750
Advances	83,343	34,879	5,527	-
Provision for socio-environmental costs and decommissioning of assets	-	-	43,969	34,471
Payroll	7,871	17,639	-	-
Profit sharing	26,754	36,601	4,171	4,171
Collections agreement	85,480	73,240	-	-
Guarantees	-	-	27,852	29,133
Advance CDE	16,942	9,246	-	-
Account payable - bussiness combination	10,623	10,477	-	-
Other	47,716	52,095	1,787	1,981
Total	717,497	663,529	126,404	103,886

(23)  SHAREHOLDERS’ EQUITY

The shareholders’ interest in the Company’s equity at June 30, 2014 and December 31, 2013 are shown below:

	Number of shares
	June 30, 2014		December 31, 2013
Shareholders	Common shares	Interest %	Common shares	Interest %
BB Carteira Livre I FIA	288,569,602	29.99	288,569,602	29.99
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05	487,700	0.05
Camargo Correa S.A.	837,860	0.09	837,860	0.09
ESC Energia S.A.	234,092,930	24.33	234,092,930	24.33
Bonaire Participações S.A.	6,308,790	0.66	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22	136,820,640	14.22
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74	64,842,768	6.74
Antares Holdings Ltda.	16,039,720	1.67	16,039,720	1.67
Brumado Holdings Ltda.	34,502,100	3.59	34,502,100	3.59
Members of Executive Board	102,300	0.01	102,350	0.01
Other shareholders	177,890,450	18.49	177,890,400	18.49
Total	962,274,260	100.00	962,274,260	100.00

Details of the items included in shareholders’ equity are described in the financial statements of December 31, 2013.

23.1 - Change in capital - controlling shareholder

On June 28, 2014, the shareholder Bonaire Participações S.A. issued a Notice to Shareholders to communicate the approval of a reduction of R$ 206,541 in its capital, with no cancellation of shares. The shareholders were reimbursed as follows: (i) R$ 171,339 in cash, (ii) 35,202 by delivery of 5,108,790 (five million, one hundred and eight thousand seven hundred and ninety) common shares in the Company held by Bonaire.

The period for creditors to oppose this transaction started on June 30, 2014 and will end on August 29, 2014.

23.2 - Dividends:

As decided in the AGM/EGM held on April 29, 2014, the Company registered a dividend payable of R$ 567,802 in relation to the second half-year of 2013. The amount of R$ 565,368 was paid during the half-year.

(24)  EARNINGS PER SHARE

Earnings per share – basic and diluted

Basic and diluted earnings (loss) per share for the quarters and semesters ended at June 30, 2014 and 2013 are calculated by dividing the net income attributable to controlling shareholders by the average weighted number of common shares outstanding in the periods presented. Specifically in the case of diluted earnings per share, the dilutive effects of potential convertible notes are taken into account, as shown below:

	2nd Quarter 2014	1st Semester 2014	2nd Quarter 2013	1st Semester 2013
Numerator
Net income/(loss) attributable to controlling shareholders	164,634	341,130	(120,911)	284,676
Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - basic	0.17	0.35	(0.13)	0.30

Numerator
Net income/(loss) attributable to controlling shareholders	164,634	341,130	(120,911)	284,676
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis (*)	(13)	(951)	-	(1,304)
Net income/(loss) attributable to the Controlling Shareholders	164,622	340,179	(120,911)	283,372

Denominator
Weighted average shares outstanding during the year	962,274,260	962,274,260	962,274,260	962,274,260
Net income/(loss) per share - diluted	0.17	0.35	(0.13)	0.29

(*) Proportional to the Company’s percentage interest in each period in the subsidiary

The dilutive effect of the numerator in calculation of diluted earnings (losing) per share takes into account the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirectly controlled entity CPFL Renováveis. Calculation of the effects was based on the assumption that these debentures would be converted into common shares of the subsidiary at the beginning of each year.

(25)  OPERATING REVENUE

	Consolidated
	2014		2013
Revenue from Eletric Energy Operations	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	1,510,664	3,135,514	1,355,933	2,955,705
Industrial	936,484	1,822,876	890,589	1,784,562
Commercial	810,496	1,662,134	707,749	1,520,628
Rural	114,612	225,037	98,425	204,515
Public administration	114,600	223,959	102,149	201,795
Public lighting	76,503	146,113	68,865	147,009
Public services	137,531	269,316	123,355	242,674
(-) Adjustment of excess and surplus revenue of reactive	(20,293)	(41,291)	(16,455)	(23,033)
Billed	3,680,596	7,443,660	3,330,610	7,033,855
Unbilled (net)	32,167	24,268	78,102	(39,548)
Emergency charges - ECE/EAEE	-	-	-	(257)
Reclassification to network usage charge - TUSD - captive consumers	(1,293,790)	(2,635,784)	(1,253,582)	(2,891,103)
Electricity sales to final consumers	2,418,973	4,832,145	2,155,130	4,102,947

Furnas Centrais Elétricas S.A.	118,207	238,817	109,268	217,386
Other concessionaires and licensees	345,299	708,272	531,216	942,460
Current electric energy	196,978	414,350	(28,677)	133,347
Electricity sales to wholesaler´s	660,484	1,361,439	611,807	1,293,192

Revenue due to network usage charge - TUSD - captive consumers	1,293,790	2,635,784	1,253,582	2,891,103
Revenue due to network usage charge - TUSD - free consumers	247,985	481,618	249,573	509,944
(-) Adjustment of revenue surplus and excess responsive	(4,805)	(9,503)	(4,246)	(6,300)
Revenue from construction of concession infrastructure	217,030	405,800	259,198	517,827
Resources provided by the Energy Development Account - CDE	176,271	375,297	159,728	278,144
Other revenue and income	160,190	303,161	86,524	156,427
Other operating revenues	2,090,461	4,192,156	2,004,358	4,347,144
Total gross revenues	5,169,918	10,385,741	4,771,295	9,743,283

Deductions from operating revenues
ICMS	(723,491)	(1,480,935)	(706,072)	(1,447,015)
PIS	(75,265)	(150,709)	(66,918)	(136,718)
COFINS	(346,697)	(694,542)	(308,268)	(629,806)
ISS	(1,778)	(3,302)	(1,300)	(2,421)
Global reversal reserve - RGR	(593)	(1,176)	306	267
Fuel consumption account - CCC	-	-	-	(34,432)
Energy development account - CDE	(73,711)	(124,156)	(38,812)	(77,624)
Research and development and energy efficiency programs	(29,158)	(59,466)	(26,651)	(55,309)
PROINFA	(25,542)	(50,452)	(25,229)	(46,687)
Emergency charges - ECE/EAEE	-	-	(1)	256
IPI	-	(10)	(7)	(23)
	(1,276,235)	(2,564,748)	(1,172,953)	(2,429,514)
Net revenue	3,893,683	7,820,993	3,598,342	7,313,769

	Consolidated
	2014		2013
Revenue from eletric energy operations - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Consumer class
Residential	3,899	8,361	3,747	7,679
Industrial	3,493	6,973	3,661	7,276
Commercial	2,237	4,810	2,153	4,489
Rural	545	1,120	483	974
Public administration	316	647	313	617
Public lighting	400	801	397	781
Public services	457	940	455	911
Billed	11,346	23,652	11,207	22,726
Own comsuption	8	17	9	18
Electricity sales to final consumers	11,354	23,669	11,216	22,744

Furnas Centrais Elétricas S.A.	754	1,501	754	1,501
Other concessionaires and licensees	2,076	4,321	3,063	5,579
Current electric energy	503	922	(52)	473
Electricity sales to wholesaler´s	3,333	6,743	3,766	7,552
(*) Information not reviewed by the independent auditors

	Consolidated
Number of consumers (*)	June 30, 2014	June 30, 2013
Consumer class
Residential	6,637,615	6,409,806
Industrial	58,001	58,703
Commercial	487,563	492,648
Rural	246,101	244,581
Public Administration	50,066	48,985
Public Lighting	9,795	9,360
Public Services	8,070	7,835
Total	7,497,211	7,271,918
(*) Information not reviewed by the independent auditors

In accordance with ANEEL’s Order 4,097 of December 30, 2010, concerning the basic procedures for preparation of the financial statements, the energy distribution subsidiaries reclassified part of the amount related to revenue from under the heading “Electricity sales to final consumers”, Commercialization activities, to “Other operating revenues”, Distribution activities, under the heading “Revenue from Network Usage Charge - TUSD captive consumers”.

25.1 - Adjustment of surplus and excess reactive power

The tariff regulation procedure (Proret), approved by ANEEL Resolution n° 463 of November 22, 2011, determined that income received as a result of excess demand and surplus reactive power, from the contractual tariff review date for the 3rd periodic tariff review cycle, should be accounted for as special obligations and would be amortized from the next tariff review.

In accordance with ANEEL Order nº 4991, of December 29, 2011, relating to the basic procedures for preparation of the financial statements, the electric energy subsidiaries adjusted income from adjustment of excess and surplus reactive power, reducing the accounts of “Electric energy supply” and “Tariff for the Use of the Distribution System – TUSD free consumers” as a reduction of intangible assets (“Special Obligations”).

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution 463.  Consequently, the request for advance final relief was granted and the order to account for income from excess demand and surplus reactive power as special obligations was suspended.  The suspensive effect applied  for by ANEEL in its interlocutory appeal was granted in June 2012 and the advance relief originally granted in favor of ABRADEE was suspended.  The subsidiaries are awaiting the court’s decision on the final treatment of this income. At June 30, 2014, a provision for these amounts is registered under Special Obligations, in accordance with CPC 25 and IAS 37, and shown net in the intangible asset of concession.

25.2 Periodic Tariff Review (“RTP”) and Annual Tariff Adjustment (“RTA”)

The details of the tariff adjustments of the distributors are shown below:

		2014		2013
Company	Month	Annual Tariff Review - RTA	Effect perceived by consumers (a)	Annual Tariff Review - RTA	Effect perceived by consumers (a)
CPFL Paulista	April	17.18%	17.23%	5.48%	6.18%
CPFL Piratininga	October	(b)	(b)	7.42%	6.91%
RGE	June	21.82%	22.77%	-10.32%	-10.64%
CPFL Santa Cruz	February	14.86%	26.00%	9.32%	-0.94%
CPFL Leste Paulista	February	-7.67%	-5.32%	6.48%	3.36%
CPFL Jaguari	February	-3.73%	3.70%	2.71%	2.68%
CPFL Sul Paulista	February	-5.51%	0.43%	2.27%	2.21%
CPFL Mococa	February	-2.07%	-9.53%	7.00%	5.10%

(a)     Represents the average effect perceived by consumers as a result of elimination from the tariff base of financial components added in the previous tariff adjustment (not reviewed by the independent auditors).

(b)     The annual tariff adjustment has not yet occurred for 2014. The 2012 RTA for the subsidiary was approved on October 16, 2012, with an average tariff increase of 8.79% and an average effect perceived by consumers of 5.50%. The new tariffs were in effect from October 23, 2012 to October 22, 2013. On October 22, 2013, ANEEL published Authorization Resolution 1,638, fixing the tariff increase for the subsidiary from that date at an average of 7.42%, with an average perception by consumers of 6.91%.

25.3 Extraordinary Tariff Review (“RTE”)

In order to encompass the effects of Provisional Measure 579/2012, (converted into Law 12783 in January 2013) – Extension of the concessions and other topics of interest, ANEEL ratified the result of the 2013 Extraordinary Tariff Review (“RTE”), applied for consumption from January 24, 2013. The extraordinary review encompassed the electric energy quotas of the generation plants that renewed their concession contracts. The total energy produced by these plants was divided into quotas for the distributors. The effects of the elimination of the Global Reversal Reserve - RGR and Fuel Consumption Account - CCC, the reduction in the Energy Development Account - CDE and the decrease in the transmission costs were also computed. This RTE has no impact on the net profit or loss.  ANEEL ratified the result of the 2013 extraordinary review for the distribution subsidiaries with the following resolutions. The average effects for the distributors’ consumers were:

Distributors	Resolution n°	Consumer's perception (*)
CPFL Paulista	1,433	-20.42%
CPFL Piratininga	1,424	-26.70%
RGE	1,411	-22.81%
CPFL Santa Cruz	1,452	-23.72%
CPFL Jaguari	1,450	-25.33%
CPFL Mococa	1,451	-24.38%
CPFL Leste Paulista	1,449	-26.42%
CPFL Sul Paulista	1,453	-23.83%

(*)Information not reviewed by the independent auditors

25.4 – Resources provided by the Energy Development Account - CDE

Provisional Measure 579, of September 11, 2012 (converted into Law 12783 of January 11, 2013) determined that the resources related to the low income subsidy, as well as other tariff discounts should be fully subsidized by resources from the CDE. Income of R$ 375,297 was recorded in the first semester of 2014 (R$ 278,143 in the first semester of 2013), R$ 36,937 for the low income subsidy (R$ 35,054 in the first semester of 2013) and R$ 338,360 for other tariff discounts (R$ 243,089 in the first semester of 2013), set against accounts receivable – Resources provided by the CDE/CCEE (Note 10) and payable accounts - Resources provided by the CDE (Note 22).

(26)  COST OF ELECTRIC ENERGY

	Consolidated
	2014		2013
Electricity Purchased for Resale	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	329,627	672,085	316,117	611,258
Current Electric Energy	791,519	2,215,650	134,943	341,477
PROINFA	65,576	131,849	57,827	119,810
Energy purchased of bilateral contracts and through action in the regulated market	2,149,604	4,083,501	1,707,832	3,532,336
Resources provided by the energy development account - CDE/CCEE	(804,894)	(1,974,709)	(63,344)	(495,107)
Credit of PIS and COFINS	(230,348)	(467,332)	(197,945)	(375,186)
Subtotal	2,301,084	4,661,044	1,955,431	3,734,588

Electricity Network Usage Charge
Basic Network Charges	148,149	294,819	137,676	264,846
Transmission from Itaipu	8,770	17,307	8,668	17,128
Connection Charges	11,232	22,495	10,778	22,532
Charges of Use of the Distribution System	8,716	15,914	6,444	15,235
System Service Charges - ESS	(35,957)	776	77,107	321,097
Reserve Energy charges	10,930	10,898	35,788	35,758
Resources provided by the energy development account - CDE	-	(12)	(61,194)	(327,637)
Credit of PIS and COFINS	(12,519)	(30,591)	(18,048)	(29,784)
Subtotal	139,322	331,606	197,220	319,175

Total	2,440,406	4,992,650	2,152,651	4,053,763

	Consolidated
	2014		2013
Electricity Purchased for Resale - in GWh (*)	2nd quarter	1st semester	2nd quarter	1st semester
Itaipu Binacional	2,587	5,153	2,684	5,300
Current Electric Energy	1,340	3,670	793	1,489
PROINFA	247	481	237	473
Energy purchased of bilateral contracts and through action in the regulated market	10,047	20,185	10,986	21,875
Total	14,220	29,489	14,700	29,136
(*) Information not reviewed by the independent auditors

26.1 Resources provided by the CDE/CCEE – Law 12783/2013, Decree 7945/2013, 8203/2014 and 8221/2014

As mentioned in Note 27.1 to the December 31, 2013 financial statements, the Law 12783/2013 and Decree 7945/2013, amended by Decree 8203/2014 and further Decree 8221/2014, which made certain changes in relation to contracting of energy and the objectives of the Energy Development Account - CDE sector charge and also introduced (i) the passthrough of CDE funds to the distribution concessionaires in relation to hydrological risk, involuntary exposure, energy security - ESS and CVA  ESS and Energy costs for the period of 2013 and January 2014, and (ii)  passthrough to the distribution concessionaires of costs related to involuntary exposure and output of the thermoelectric plants through the Electric Energy Commercialization Chamber - CCEE from February 2014.

In the first semester of 2014 a total amount of R$ 1,974,721 was recognized as a result of these regulations (R$ 822,744 in the first semester of 2013).

The effects of these items were registered as a reduction of the cost of electric energy under resources provided by the CDE/CCEE, set against other credits under “Receivables from resources provided by the Energy Development Account - CDE/CCEE” (Note 10), in accordance with CPC 07 / IAS 20 Government Grants and Assistance.

The following table summarizes the resources provided by the CDE/CCEE per distributor controlled by the Company, recognized in the first semester of 2014 and 2013.

	1st semester 2014
	Electricity purchased for resale				Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	652,338	(6,241)	199,343	-	6	-	845,446
CPFL Piratininga	417,084	(357)	209,607	-	2	-	626,336
CPFL Santa Cruz	55,429	(17)	12,795	-	1	-	68,208
CPFL Leste Paulista	6,576	(8)	-	-	-	-	6,568
CPFL Sul Palista	6	(7)	11	-	-	-	10
CPFL Jaguari	142	(48)	320	-	-	-	414
CPFL Mococa	-	(5)	-	-	-	-	(5)
RGE	409,119	(98)	18,721	-	3	-	427,745
Total	1,540,694	(6,781)	440,797	-	12	-	1,974,721

	1st semester 2013
	Electricity purchased for resale				Electricity network usage charge		Total
	Overcontracting	Quotas and hydrological risk	Electricity purchased - regulated market	Electricity purchased - tariff review (*)	System service charges - ESS	System service charges - ESS - tariff review (*)
CPFL Paulista	83,314	17,852	-	327,252	141,821	44,207	614,446
CPFL Piratininga	39,817	1,146	-	-	61,565	-	102,528
CPFL Santa Cruz	7,971	(1)	-	-	9,760	-	17,729
CPFL Leste Paulista	-	-	-	-	2,739	-	2,739
CPFL Sul Palista	-	(1)	-	-	2,727	-	2,726
CPFL Jaguari	-	172	-	-	3,349	-	3,521
CPFL Mococa	-	-	-	-	1,869	-	1,869
RGE	15,443	(11)	-	2,153	51,048	8,553	77,185
Total	146,545	19,157	-	329,405	274,877	52,760	822,744

 (*) In the tariff review for the subsidiary CPFL Paulista, through Order 1144/2013, ANEEL granted full coverage of the positive balances of CVA calculated on energy purchased and the ESS charge for 2012, as well as positive amounts of the CVA for energy purchased in the availability auction, in the accrual period of January 2013.

(27)  OPERATING COSTS AND EXPENSES

	Parent company
	2nd quarter				1st semester
	Operating Expenses		Total		Operating Expenses		Total
	General				General
	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	4,151	3,497	4,151	3,497	8,027	6,525	8,027	6,525
Materials	1	3	1	3	4	5	4	5
Outside Services	713	1,359	713	1,359	2,375	2,391	2,375	2,391
Depreciation and Amortization	43	18	43	18	87	36	87	36
Other:	464	1,072	464	1,072	823	1,903	823	1,903
Leases and Rentals	32	32	32	32	68	63	68	63
Publicity and Advertising	122	517	122	517	128	670	128	670
Legal, Judicial and Indemnities	126	274	126	274	166	669	166	669
Donations, Contributions and Subsidies	128	179	128	179	330	375	330	375
Other	56	71	56	71	132	127	132	127
Total	5,371	5,949	5,371	5,949	11,317	10,860	11,317	10,860

	Consolidated
	2nd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	133,524	104,980	1	-	28,075	26,884	53,908	53,108	-	-	215,508	184,972
Post-employment benefit obligation	12,038	20,530	-	-	-	-	-	-	-	-	12,038	20,530
Materials	25,535	25,762	301	207	1,054	905	2,030	1,913	-	-	28,920	28,788
Outside services	42,461	36,811	614	414	27,022	26,819	56,116	58,333	-	-	126,215	122,376
Depreciation and amortization	185,036	167,491	-	-	8,003	8,885	18,341	13,636	-	-	211,380	190,011
Costs related to infrastructure construction	-	-	217,030	259,198	-	-	-	-	-	-	217,030	259,198
Other	12,853	8,081	(2)	(2)	38,758	41,516	55,442	273,222	88,910	93,715	195,960	416,533
Collection charges	-	-	-	-	13,370	13,142	-	-	-	-	13,370	13,142
Allowance for doubtful accounts	-	-	-	-	23,505	25,843	-	-	-	-	23,505	25,843
Leases and rentals	7,356	5,394	-	-	-	2	4,027	2,718	-	-	11,383	8,114
Publicity and advertising	213	82	-	-	29	92	4,597	3,004	-	-	4,838	3,178
Legal, judicial and indemnities	-	-	-	-	-	-	45,098	247,378	-	-	45,098	247,378
Donations, contributions and subsidies	-	-	-	-	1,608	2,034	923	757	-	-	2,532	2,790
Inspection fee	-	-	-	-	-	-	-	-	5,071	6,516	5,071	6,516
Loss/(Gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	10,330	12,270	10,330	12,270
Intangible of concession amortization	-	-	-	-	-	-	-	-	73,805	74,929	73,805	74,929
Financial compensation for water resources utilization	3,442	1,190	-	-	-	-	-	-	-	-	3,442	1,190
Other	1,842	1,415	(2)	(2)	245	403	796	19,365	(296)	-	2,586	21,182
Total	411,447	363,655	217,944	259,817	102,912	105,009	185,837	400,211	88,910	93,715	1,007,050	1,222,408

	Consolidated
	1st semester
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Personnel	256,802	210,835	1	-	53,463	53,010	101,911	99,107	-	-	412,177	362,952
Post-employment benefit obligation	24,079	41,060	-	-	-	-	-	-	-	-	24,079	41,060
Materials	50,694	48,527	451	794	2,066	1,971	3,592	3,268	-	-	56,803	54,559
Outside services	78,749	85,999	1,073	994	55,601	53,575	110,146	104,131	-	-	245,569	244,698
Depreciation and amortization	365,815	331,967	-	-	16,227	16,992	36,293	27,459	-	-	418,335	376,418
Costs related to infrastructure construction	-	-	405,800	517,827	-	-	-	-	-	-	405,800	517,827
Other	27,158	19,867	(4)	(4)	76,878	82,181	96,972	367,545	181,016	181,805	382,019	651,395
Collection charges	-	-	-	-	26,570	26,379	-	-	-	-	26,570	26,379
Allowance for doubtful accounts	-	-	-	-	46,232	50,574	-	-	-	-	46,232	50,574
Leases and rentals	14,695	13,138	-	-	-	6	7,130	5,413	-	-	21,825	18,557
Publicity and advertising	376	115	-	-	81	154	7,032	5,627	-	-	7,489	5,897
Legal, judicial and indemnities	-	-	-	-	-	-	79,435	331,410	-	-	79,435	331,410
Donations, contributions and subsidies	-	-	-	-	3,245	4,047	2,040	2,160	-	-	5,285	6,207
Inspection fee	-	-	-	-	-	-	-	-	11,226	14,122	11,226	14,122
Loss/(Gain) on disposal and decommissioning and other on noncurrent assets	-	-	-	-	-	-	-	-	23,542	18,260	23,542	18,260
Intangible of concession amortization	-	-	-	-	-	-	-	-	145,448	149,421	145,448	149,421
Financial compensation for water resources utilization	6,520	3,112	-	-	-	-	-	-	-	-	6,520	3,112
Other	5,567	3,501	(4)	(4)	750	1,022	1,335	22,936	800	2	8,447	27,460
Total	803,297	738,255	407,321	519,610	204,235	207,730	348,915	601,509	181,016	181,805	1,944,783	2,248,910

(28)  FINANCIAL INCOME AND EXPENSES

	Parent company				Consolidated
	2014		2013		2014		2013
	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester	2nd quarter	1st semester
Financial Income
Income from financial investments	28,830	52,477	3,053	5,694	119,521	208,204	55,505	94,315
Arrears of interest and fines	-	-	1	2	35,154	72,021	34,869	76,553
Restatement of tax credits	1,456	1,456	906	906	4,926	9,846	2,925	4,408
Restatement of escrow deposits	-	1	167	323	26,419	40,952	9,198	18,122
Monetary and exchange adjustment	-	-	-	-	33,589	44,087	3,821	17,356
Adjustment to expected cash flow (note 9)	-	-	-	-	10,375	69,602	(2,030)	3,139
Discount on purchase of ICMS credit	-	-	-	-	927	2,146	3,303	8,964
PIS and COFINS on insterest on shareholders' equity	-	-	(6,702)	(6,702)	-	-	(6,702)	(6,702)
Other	758	1,478	1,533	2,601	17,889	30,627	19,692	33,109
Total	31,045	55,412	(1,041)	2,823	248,800	477,486	120,581	249,263

Financial Expense
Debt charges	(34,676)	(67,642)	(7,553)	(12,907)	(382,442)	(739,033)	(290,140)	(551,909)
Monetary and exchange variations	3	3	(295)	(458)	(57,828)	(129,968)	(52,696)	(73,274)
Adjustment to expected cash flow (note 9)	-	-	-	-	-	-	(126,491)	(99,710)
Interest and fines on taxes	-	-	-	-	-	-	(59,579)	(60,483)
(-) Capitalized borrowing costs	-	-	-	-	1,981	14,277	17,407	29,015
Public utilities	-	-	-	-	(3,892)	(6,942)	(2,147)	(4,901)
Other	(4)	(244)	(49)	(41)	(30,661)	(62,768)	(21,971)	(46,685)
Total	(34,677)	(67,883)	(7,897)	(13,405)	(472,843)	(924,435)	(535,617)	(807,947)

Net financial income (expense)	(3,632)	(12,471)	(8,938)	(10,582)	(224,043)	(446,949)	(415,036)	(558,684)

Interest was capitalized at an average rate of 8.42% p.a. in the first semester of 2014 (7.82% in the first quarter of 2013) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In the first semester of 2014, the line monetary and exchange restatement includes the effects of losses of R$ 246,166 (loss of R$ 136,500 on the second quarter of 2014) and gain of R$ 123,397 in the first semester of 2013 (gain of R$ 195,890 on the second quarter of 2013) on derivative instruments (Note 32).

(29)  SEGMENT INFORMATION

The Company’s operating segments are based on the internal financial information and management structure and are separated by type of business: electric energy distribution, conventional generation, renewable generation, commercialization and services rendered.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Average prices used between segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area and segments.

The segregated information by operating segment is shown below, in accordance with the criteria established by Company Management:

	Distribution	Generation (conventional sources)	Generation (Renewable sources)	Commercialization	Services	Other (*)	Elimination	Total
1st semester 2014
Net revenue	6,203,990	399,132	379,712	788,825	49,300	33	-	7,820,993
(-) Intersegment revenues	8,732	152,205	218,991	172,461	85,586	-	(637,976)	-
Income from electric energy service	413,115	310,839	30,224	124,028	16,595	(11,240)	-	883,560
Financial income	315,465	36,598	48,013	13,240	8,754	55,416	-	477,486
Financial expense	(417,026)	(225,833)	(195,171)	(13,777)	(4,747)	(67,881)	-	(924,435)
Income / (loss) before taxes	311,553	232,608	(116,934)	123,491	20,602	(23,705)	-	547,615
Income tax and social contribution	(138,917)	(42,516)	(3,143)	(43,378)	(7,441)	7,476	-	(227,919)
Net Income / (loss)	172,636	190,092	(120,077)	80,112	13,160	(16,228)	-	319,696
Total Assets (**)	15,427,711	5,372,568	9,455,623	473,617	321,832	1,485,804	-	32,537,156
Capital Expenditures and other intangible assets	348,014	3,066	113,367	1,436	53,965	-		519,848
Depreciation and Amortization	(286,338)	(64,984)	(206,156)	(2,221)	(3,928)	(158)	-	(563,784)

1st semester 2013 (***)
Net revenue	5,775,096	294,982	300,325	915,138	28,178	50	-	7,313,769
(-) Intersegment revenues	7,548	158,282	143,353	117,980	51,497	-	(478,660)	-
Income from electric energy service	679,557	262,190	66,692	13,189	298	(10,829)	-	1,011,096
Financial income	194,198	12,299	18,717	15,124	6,125	2,800	-	249,263
Financial expense	(492,016)	(142,885)	(147,723)	(10,069)	(1,844)	(13,410)	-	(807,947)
Income / (loss) before taxes	381,738	165,258	(62,314)	18,243	4,579	(21,439)	-	486,066
Income tax and social contribution	(148,096)	(35,731)	(4,484)	(7,412)	(2,092)	(17,015)	-	(214,831)
Net Income / (loss)	233,643	129,527	(66,798)	10,831	2,487	(38,454)	-	271,235
Total Assets (**)	15,263,417	4,515,880	9,470,564	342,516	243,612	1,206,806	-	31,042,796
Capital Expenditures and other intangible assets	443,431	6,231	564,496	1,600	13,888	266	-	1,029,912
Depreciation and Amortization	(282,490)	(67,735)	(172,311)	(1,953)	(1,309)	(41)	-	(525,839)

(*) Other: refers mainly to assets, liabilities and transaction recorded in CPFL Energia that are not related to identified segments.

(**) Intangible assets, net of amortization, recorded in CPFL Energia, was allocated to the respective segments.

(***) The amounts for the total assets refer to December 31, 2013.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   ESC Energia S.A.

Controlled by the Camargo Corrêa group, which operates in a number of segments, including construction, cement, footwear, textiles, aluminum and highway concessions.

•   Energia São Paulo Fundo de Investimento em Ações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Ações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly-controlled entities under common control and that in some way exercise significant influence over the Company are considered to be related parties.

The main transactions are listed below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with the Banco do Brasil, as mentioned in note 5. The Company and its subsidiaries also have Exclusive Investment Funds, managed by BB DTVM, among others.

b)        Loans and Financing and Debentures – relate to funds raised from the Banco do Brasil in accordance with notes 15 and 16. The Company also guarantees certain loans raised by its subsidiaries, as mentioned in notes 15 and 16.

c)         Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses.

d)         Energy purchased, energy sales and charges – Refers to energy purchased or sold by distribution, comercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when performed at the free Market, are made under conditions considered by the Company as being similar to market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company Management. When performed at the regulated market, are in accordance with the rules established by the sector.

e)         Intangible assets, Property, plant and equipment, Materials and Service – refer to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy.

f)          Advances – advances for investments in research and development.

g)         Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)         Intercompany loan - refers to the agreement with: (i) the subsidiary EPASA, with contractual terms of 113.5% of the CDI, with maturity on January, 2017; (ii) contracts with a non-controlling shareholder of the subsidiary CPFL Renováveis, maturing by November 2014, at interest of 8% p.a. + IGP-M.

Certain subsidiaries have supplementary retirement plans operated by Fundação CESP, offered to the employees of the subsidiaries. These plans hold investments in Company’s shares (Note 17).

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração renegotiated with the joint ventures BAESA, ENERCAN and Foz do Chapecó the original maturities of March, April and May 2014 for the energy purchase invoices to January 2015.

The total remuneration of key management personnel in the first semester of 2014, in accordance with CVM Decision 560/2008, was R$ 20,521 (R$ 15,860 in the first semester of 2013). This amount comprises R$ 20,053 in respect of short-term benefits (R$ 19,109 in the first semester of 2013) and R$ 468 for post-employment benefits (R$ 426 in the first semester of 2013) and recorded by the accrual method. A provision of R$ 3,675 for other long-term benefits was reversed in the first semester of 2013.

Transactions between related parties involving controlling shareholders, entities under common control or with significant influence and jointly-controlled subsidiaries:

	Consolidated
	Assets		Liabilities		Revenue		Expense
	June 30, 2014	December 31, 2013	June 30, 2014	December 31, 2013	1st semester 2014	1st semester 2013	1st semester 2014	1st semester 2013
Bank deposits and short-term investments
Banco do Brasil S.A.	149,701	115,968	-	-	5,418	2,709	-	-

Loans and financing, debentures and derivatives contracts
Banco do Brasil S.A.	-	-	1,546,333	1,638,769	-	-	87,199	73,225

Other financial transactions
Banco do Brasil S.A.	-	-	-	-	-	816	3,098	3,007
JBS S/A	-	-	-	-	-	68	-	-
BAESA – Energética Barra Grande S.A.	-	-	-	-	-	-	1,115	-
Foz do Chapecó Energia S.A.	-	-	-	-	-	-	2,551	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	-	1,993	-

Advances
BAESA – Energética Barra Grande S.A.	-	-	844	862	-	-	-	-
Foz do Chapecó Energia S.A.	-	-	1,196	1,222	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	1,389	1,496	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	-	-	537	549	-	-	-	-

Energy purchase and sale and charges
Afluente Transmissão de Energia Elétrica S.A.	-	-	28	24	-	-	535	6
Arizona 1 Energia Renovável S.A	-	-	-	-	-	-	410	-
Baguari I Geração de Energia Elétrica S.A.	-	-	5	5	-	-	122	-
Braskem S.A	-	-	-	-	694	16,279	-	-
Caetite 2 Energia Renovável S.A.	-	-	-	-	-	-	376	-
Caetité 3 Energia Renovável S.A.	-	-	-	5	-	-	380	-
Calango 1 Energia Renovável S.A.	-	-	-	-	-	-	454	-
Calango 2 Energia Renovável S.A.	-	-	-	-	-	-	388	-
Calango 3 Energia Renovável S.A.	-	-	-	-	-	-	454	-
Calango 4 Energia Renovável S.A.	-	-	-	-	-	-	421	-
Calango 5 Energia Renovável S.A.	-	-	-	-	-	-	448	-
Companhia de Eletricidade do Estado da Bahia – COELBA	1,346	728	-	-	6,691	1,741	-	1
Companhia Energética de Pernambuco - CELPE	878	545	-	-	2,075	1,619	67	1
Companhia Energética do Rio Grande do Norte - COSERN	160	223	80	191	1,048	806	118	1
Energética Águas da Pedra S.A.	-	-	113	120	-	-	1,934	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	3,326	2,198	-	-
Goiás Sul Geração de Enegia S.A.	-	-	-	-	-	-	75	-
Mel 2 Energia Renovável S.A.	-	-	-	-	-	-	306	-
NC ENERGIA S.A.	-	-	-	-	1,837	11,905	-	-
Rio PCH I S.A.	-	-	208	220	-	-	3,653	-
SE Narandiba S.A.	-	-	-	-	-	-	53	1
Serra do Facão Energia S.A. - SEFAC	-	-	469	547	-	-	9,766	-
Tavex Brasil S.A	-	-	-	-	1,252	5,310	-	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	8	178	3,907	-	2,856	-
Vale Energia S.A.	-	6,960	-	-	-	27,389	3,384	-
VALE S.A.	-	-	-	-	-	-	-	1,419
BAESA – Energética Barra Grande S.A.	-	-	36,139	29,568	710	664	37,760	36,169
Foz do Chapecó Energia S.A.	1,384	-	106,460	111,019	9,129	2,164	151,762	143,773
ENERCAN - Campos Novos Energia S.A.	558	544	100,946	103,252	3,974	6,853	107,938	106,562
EPASA - Centrais Elétricas da Paraiba	83	2	20,623	17,094	22,502	71,512	93,190	42,241

Intangible assets, Property, plant and equipment, Materials and Service
Alpargatas S.A.	-	-	1	-	-	-	-	-
Banco do Brasil S A	-	-	-	-	-	-	58	82
Boa Vista Empreendimento Imobiliário SPE Ltda.	-	2	-	-	-	50	-	-
Braskem S.A	-	-	-	-	-	-	-	-
Cia.de Saneamento Básico do Estado de São Paulo - SABESP	8	85	42	36	43	468	-	15
Concessionária do Sistema Anhanguera - Bandeirante S.A.	-	-	-	-	-	-	5	-
Embraer S.A	-	-	-	-	-	37	-	-
Estaleiro Atlântico Sul S.A.	-	-	-	-	6	-	-	-
Ferrovia Centro-Atlântica S.A.	4	507	-	-	9	238	-	-
HM 11 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	9	-	-
HM 12 Empreendimento Imobiliário SPE Ltda	-	-	-	-	-	9	-	-
Indústrias Romi S.A.	4	4	-	-	23	22	-	-
JBS S/A	443	-	-	-	2,221	-	-	-
MULTINER S/A	-	-	-	-	-	2	-	-
Renovias Concessionária S.A.	-	-	-	-	-	-	-	6
Rodovias Integradas do Oeste - SP Vias	8	26	28	28	-	-	-	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	23	306	-	-	137	498	-	-
TOTVS S.A.	-	-	1	42	-	-	1	1,342
BAESA – Energética Barra Grande S.A.	-	66	-	-	-	664	-	-
Foz do Chapecó Energia S.A.	-	-	-	-	-	717	-	-
ENERCAN - Campos Novos Energia S.A.	-	-	-	-	-	664	-	-

Intercompany loans
EPASA - Centrais Elétricas da Paraíba S.A.	89,719	86,655	-	-	4,971	2,232	-	-
Noncontrolling shareholders - CPFL Renováveis	6,879	6,862	-	-	1,332	163	-	-

Dividends and Interest on shareholders´ equity
BAESA – Energética Barra Grande S.A.	-	48	-	-	-	-	-	-
Chapecoense Geração S.A.	21,744	21,744	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	13,424	16,054	-	-	-	-	-	-
EPASA - Centrais Elétricas da Paraiba	14,891	14,891	-	-	-	-	-	-

(31)  RISK MANAGEMENT

The business of the Company and its subsidiaries mainly comprises the generation, commercialization and distribution of electric energy.  As public utilities concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

Risk management structure:

The Board of Directors is responsible for directing the way the business is run, which includes monitoring of business risks, exercised by means of the corporate risk management model used by the Company. The responsibilities of the Executive Board are to develop the mechanisms for measuring the impact of the exposure and probability of its occurrence, supervising the implementation of risk mitigation measures and informing the Board of Directors. It is assisted in this process by: i) the Corporate Risk Management Committee, whose mission is to assist in identifying the main business risks, analyzing measurement of the impact and probability and assessing the mitigation measures used; ii) the Risk Management, Internal Control and Consolidated Processes Division, responsible for developing the Corporate Risk Management model for the CPFL Group in respect of strategy (policy, direction and risk maps), processes (planning, measurement, monitoring and reporting), systems and governance.

The risk management policy was established to identify, analyze and treat the risks faced by the Company and its subsidiaries, and includes reviewing the model adopted whenever necessary to reflect changes in market conditions and in the Group’s activities, with a view to developing an environment of disciplined and constructive control.

In its supervisory role, the Company’s Board of Directors also counts on the support of the Management Procedures Committee to provide guidance for the Internal Auditing work and in preparing proposals for improvements. The Internal Auditing team conducts both periodic and “ad hoc” reviews in order to ensure alignment of the procedures to directives and strategies set by the shareholders and management.

The Fiscal Council’s responsibilities include certifying that Management has the means to identify and prevent, through the use of an appropriated information system, (a) the main risks to which the Company is exposed, (b) the probability that these will materialize and (c) the measures and plans adopted.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility that the subsidiaries might incur losses and cash constraints due to fluctuations in currency exchange rates, increasing the balances of liabilities denominated in foreign currency. The exposure in relation to funds raised in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. This risk is quantified in Note 32. The Company’s subsidiaries’ operations are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect as a result of consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility that the Company and its subsidiaries might incur losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term. The quantification of this risk is presented in note 32.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of water levels and resulting in losses due to the increased cost of energy purchased or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001. The hydrological situation in the Southeast, Mid-West and Northeast regions, were unfavorable on the first semester of 2014. Consequently, the current energy scenario for the Interconnected System requires attention and monitoring.

Risk of Acceleration of Debts: The Company and its subsidiaries have loans and financing agreements and debentures with restrictive clauses (covenants) normally applicable to these kinds of arrangement, involving compliance with economic and financial ratios, cash generation, etc. These covenants are monitored and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8.987/1995, the fixed tariffs should insure the economic and financial balance of the concession contract at the time of the tariff review, which could result in lower increases than those expected by the electric energy distributors, albeit offset in subsequent periods by other adjustments.

Risk Management for Financial instruments

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly have procedures in place to control and follow-up on the transactions and balances of financial instruments, in order to monitor the risks and current rates in comparison with market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Company and its subsidiaries use the MAPS software system to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, only in the event of exposure that Management regards as a risk and with the appropriate levels of approval. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company meets the requirements of the Sarbanes-Oxley Law, and therefore has internal control policies focused on achieving a strict control environment to minimize the exposure to risks.

(32)  FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the group’s accounting practices, are:

					Consolidated
					June 30, 2014		December 31, 2013
	Note	Category	Measurement	Level (*)	Accounting balance	Fair value	Accounting balance	Fair value
Asset
Cash and cash equivalent	5	(a)	(2)	Level 1	2,316,712	2,316,712	2,105,618	2,105,618
Cash and cash equivalent	5	(a)	(2)	Level 2	2,423,960	2,423,960	2,100,804	2,100,804
Consumers, concessionaires and licensees	6	(b)	(1)	n/a	2,368,742	2,368,742	2,161,643	2,161,643
Leases		(b)	(1)	n/a	50,218	50,218	48,574	48,574
Associates, subsidiaries and parent company		(b)	(1)	n/a	96,598	96,598	86,655	86,655
Financial investments		(a)	(2)	Level 1	5,422	5,422	24,806	24,806
Derivatives	32	(a)	(2)	Level 2	189,731	189,731	318,490	318,490
Financial asset of concession	9	(d)	(2)	Level 3	3,002,221	3,002,221	2,771,593	2,771,593
Financial asset of concession	9	(b)	(1)	n/a	18,943	18,943	15,480	15,480
Receivables from Resources provided by CDE	10	(b)	(1)	n/a	647,991	647,991	170,543	170,543
Other finance assets (**)		(b)	(1)	n/a	290,862	290,862	250,933	250,933
					11,411,398	11,411,398	10,055,140	10,055,140
Liabilitiy
Suppliers	14	(e)	(1)	n/a	1,930,713	1,930,713	1,884,693	1,884,693
Loans and financing - Principal and interest	15	(e)	(1)	n/a	6,807,812	6,116,667	7,221,542	6,416,990
Loans and financing - certain debts	15 (****)	(a)	(2)	Level 2	2,875,999	2,875,999	2,008,454	2,008,454
Debentures - Principal and interest	16	(e)	(1)	n/a	8,838,279	8,965,321	7,791,402	7,859,140
Regulatory charges	18	(e)	(1)	n/a	44,234	44,234	32,379	32,379
Derivatives	32	(a)	(2)	Level 2	100,501	100,501	2,950	2,950
Public utility	21	(e)	(1)	n/a	85,762	85,762	83,176	83,176
Other finance liabilities (***)		(e)	(1)	n/a	182,872	182,872	148,220	148,220
					20,866,173	20,302,069	19,172,816	18,436,002
(*) Refers to the hierarchy for determination of fair value
(**) Other financial assets include: (i) Pledges, funds and tied deposits, (ii) Services rendered to third parties, (iii) Collection agreements, as disclosed in note 10

(***) Other financial liabilities include: (i) Consumers and concessionaires, (ii) Nacional scietific and technological development fund - FNDCT, (iii) Energy research company - EPE, (iv) Collection agreement, (v) Reversal fund, (vi) Business combination and (vii) Advance CDE/CCEE, as disclosed in note 22.

(****) As a result of the initial designation of this financial liability, the financial statements showed a loss of R$ 36,059 in the first quarter of 2014 (gain of R$ 5,830 in the first quarter of 2013)

Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Loans and receivables	(2) - Mensured at fair value
(c) - Held to maturity
(d) - Available for sale
(e) - Other finance liabilities

a) Valuation of financial instruments

As mentioned in note 4, the fair value of a security relates to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian Reais.

CPC 40 (R1) and IFRS 7 require classification at three levels for measurement of the fair value of financial instruments, based on observable and unobservable information in relation to valuation of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable information as market data obtained from independent sources and unobservable information that reflects market assumptions.

The three levels of fair value are:

· Level 1: quoted prices in an active market for identical instruments;

· Level 2: observable information other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

· Level 3: inputs for the instruments that are not based on observable market data.

Since the distribution subsidiaries have classified their financial asset of concession as available-for-sale, the relevant factors for measurement at fair value are not publicly observable. The fair value hierarchy classification is therefore level 3. The changes between periods and the respective gains (losses) in net income was R$ 69,602 (Note 9). There is no effect on equity.

The Company recognizes in “Investments at cost” in the financial statements the 5,93% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154 common shares and 18,593 preferred shares. Since Investco’s shares are not quoted on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders who hold the concession, the Company opted to recognize the investment at cost.

b) Derivatives

The Company and its subsidiaries have the policy of using derivatives to reduce their risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange rate derivatives compatible with the exchange rate risks net exposure, including all the assets and liabilities tied to exchange rates.

The derivative instruments entered into by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the majority of the derivatives entered into by the subsidiaries (Note 15) have terms fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated at fair value, for accounting purposes. Other debts with different terms from their respective derivatives contracted as a hedge continue to be recorded at amortized cost. Furthermore, the Company and its subsidiaries do not adopt hedge accounting for derivative operations.

At June 30, 2014, the Company and its subsidiaries had the following swap operations:

	Market values (accouting balance)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain/(Loss) on marking to market	Currecy / index	Maturity range	Notional	Negotiation market
Derivatives for protection of debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of America Merrill Lynch	69,614	-	69,614	59,688	9,926	dollar	July 2016	156,700	over the counter
Citibank	25,065	-	25,065	22,444	2,621	dollar	September 2016	85,750	over the counter
Morgan Stanley	25,173	-	25,173	22,658	2,515	dollar	September 2016	85,475	over the counter
Scotiabank	3,658	-	3,658	2,333	1,325	dollar	July 2016	49,000	over the counter
Bank of America Merrill Lynch	-	(14,218)	(14,218)	(16,709)	2,491	dollar	July 2016	340,380	over the counter
Citibank	-	(8,524)	(8,524)	(8,073)	(451)	dollar	March 2019	117,250	over the counter
Bank of Tokyo-Mitsubishi	-	(9,012)	(9,012)	(8,063)	(949)	dollar	March 2019	117,400	over the counter
Bank of America Merrill Lynch	-	(5,836)	(5,836)	(7,243)	1,407	dollar	September 2018	106,020	over the counter
Bank of America Merrill Lynch	-	(5,232)	(5,232)	(6,757)	1,525	dollar	March 2019	116,600	over the counter
J.P. Morgan	-	(2,618)	(2,618)	(3,379)	760	dollar	March 2019	58,300	over the counter
	123,510	(45,441)	78,069	56,899	21,170
CPFL Piratininga
Citibank	-	(18,263)	(18,263)	(19,903)	1,640	dollar	January 2017	151,875	over the counter
Citibank	4,790	-	4,790	4,436	354	dollar	August 2016	12,840	over the counter
Scotiabank	4,778	-	4,778	3,047	1,731	dollar	July 2016	64,000	over the counter
Santander	-	(4,731)	(4,731)	(5,484)	754	dollar	July 2016	100,000	over the counter
Citibank	-	(8,524)	(8,524)	(8,073)	(451)	dollar	March 2019	117,250	over the counter
HSBC	-	(573)	(573)	(1,192)	619	dollar	April 2018	55,138	over the counter
J.P.Morgan	-	(532)	(532)	(1,190)	658	dollar	April 2018	55,138	over the counter
	9,568	(32,624)	(23,056)	(28,359)	5,304
CPFL Santa Cruz
J.P. Morgan	705	-	705	434	271	dolar	July 2015	20,000	over the counter
Santander	-	(389)	(389)	(520)	131	dolar	June 2016	20,000	over the counter
	705	(389)	316	(86)	402
CPFL Leste Paulista					-
Citibank	2,345	-	2,345	2,305	39	dollar	September 2014	8,000	over the counter
Scotiabank	1,325	-	1,325	983	342	dollar	July 2015	25,000	over the counter
	3,670	-	3,670	3,289	382
CPFL Sul Paulista
Citibank	2,345	-	2,345	2,305	39	dollar	September 2014	8,000	over the counter
J.P. Morgan	370	-	370	228	142	dollar	July 2015	10,500	over the counter
Scotiabank	557	-	557	413	144	dollar	July 2015	10,500	over the counter
Santander	-	(428)	(428)	(572)	144	dollar	June 2016	22,000	over the counter
	3,272	(428)	2,844	2,374	470
CPFL Jaguari
Citibank	2,452	-	2,452	2,420	32	dollar	August 2014	7,000	over the counter
Scotiabank	689	-	689	511	178	dollar	July 2015	13,000	over the counter
Santander	-	(603)	(603)	(806)	203	dollar	June 2016	31,000	over the counter
	3,141	(603)	2,539	2,126	413
CPFL Mococa
Citibank	2,052	-	2,052	2,017	35	dollar	September 2014	7,000	over the counter
Scotiabank	583	-	583	433	151	dollar	July 2015	11,000	over the counter
	2,635	-	2,635	2,450	185
CPFL Geração
HSBC	-	(10,803)	(10,803)	(13,421)	2,618	dollar	March 2017	232,520	over the counter

RGE
Citibank	25,066	-	25,066	23,165	1,901	dollar	April 2017	128,590	over the counter
J.P. Morgan	7,391	-	7,391	5,485	1,906	dollar	July 2016	94,410	over the counter
Bank of Tokyo-Mitsubishi	2,030	-	2,030	2,636	(605)	dollar	April 2018	36,270	over the counter
Bank of Tokyo-Mitsubishi	8,126	-	8,126	10,246	(2,120)	dollar	May 2018	168,346	over the counter
Citibank	-	(942)	(942)	(677)	(265)	dollar	May 2019	33,285	over the counter
	42,613	(942)	41,672	40,855	816
Subtotal
	189,114	(91,228)	97,886	66,126	31,759
Derivatives for protection of debts not designated at fair value
Exchange rate hedge
CPFL Geração
Votorantim	-	(3,426)	(3,426)	(2,935)	(491)	dollar	from July 2014 to December 2014	41,307	over the counter

Exchange price index
CPFL Geração
Santander	308	-	308	21	287	IPCA	April 2019	35,235	over the counter
J.P.Morgan	308	-	308	21	287	IPCA	April 2019	35,235	over the counter
	617	-	617	42	575
Hedge interest rate variation (1)
CPFL Paulista
Bank of America Merrill Lynch	-	(1,719)	(1,719)	32	(1,750)	CDI	July 2019	660,000	over the counter
J.P. Morgan	-	(909)	(909)	14	(923)	CDI	February 2021	300,000	over the counter
Votorantin	-	(274)	(274)	7	(281)	CDI	February 2021	100,000	over the counter
Santander	-	(282)	(282)	8	(290)	CDI	February 2021	105,000	over the counter
	-	(3,184)	(3,184)	60	(3,244)
CPFL Piratininga
J.P. Morgan	-	(286)	(286)	5	(292)	CDI	July 2019	110,000	over the counter
Votorantim	-	(297)	(297)	15	(313)	CDI	February 2021	135,000	over the counter
Santander	-	(205)	(205)	13	(218)	CDI	February 2021	100,000	over the counter
	-	(789)	(789)	33	(822)
RGE
HSBC	-	(1,302)	(1,302)	24	(1,326)	CDI	July 2019	500,000	over the counter
Votorantim	-	(548)	(548)	5	(553)	CDI	February 2021	170,000	over the counter
	-	(1,850)	(1,850)	29	(1,879)

CPFL Geração
Votorantim	-	(24)	(24)	104	(128)	CDI	August 2020	460,000	over the counter

Subtotal	617	(9,273)	(8,657)	(2,667)	(5,990)

Total	189,731	(100,502)	89,229	63,459	25,769

Current	9,194	(3,426)
Noncurrent	180,537	(97,075)

For further details of terms and information about debts and debentures, see notes 15 and 16
(¹) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.

Certain subsidiaries opted to mark to market debts for which they have fully tied derivative instruments (Note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected debts. For the quarters and semesters ended June 30, 2014 and 2013, the derivatives resulted in the following impacts on profit or loss, recorded as “Financial expenses – monetary and exchange variations” (Note 28):

		Gain (Loss)
		2014		2013
Company	Hedged risk / transaction	2nd quarter	1st semester	2nd quarter	1st semester
CPFL Energia	Interest rate variation	-	-	106	220
CPFL Energia	Mark to Market	-	-	(235)	(357)
CPFL Paulista	Interest rate variation	(4)	97	72	72
CPFL Paulista	Exchange variation	(62,255)	(124,916)	109,131	86,835
CPFL Paulista	Mark to Market	(3,625)	6,839	(2,228)	(18,074)
CPFL Piratininga	Interest rate variation	11	53	22	25
CPFL Piratininga	Exchange variation	(24,297)	(51,941)	38,293	29,307
CPFL Piratininga	Mark to Market	891	5,354	2,134	(4,132)
RGE	Interest rate variation	(9)	42	124	207
RGE	Exchange variation	(23,590)	(50,098)	29,358	24,106
RGE	Mark to Market	(342)	5,331	(3,561)	(6,992)
CPFL Geração	Interest rate variation	70	179	-	-
CPFL Geração	Exchange variation	(14,207)	(19,669)	13,034	9,271
CPFL Geração	Mark to Market	661	1,748	2,639	(178)
CPFL Santa Cruz	Exchange variation	(1,972)	(4,218)	755	315
CPFL Santa Cruz	Mark to Market	15	435	38	(178)
CPFL Leste Paulista	Exchange variation	(1,696)	(3,650)	2,469	1,721
CPFL Leste Paulista	Mark to Market	(55)	189	99	(167)
CPFL Sul Paulista	Exchange variation	(2,567)	(5,511)	1,486	829
CPFL Sul Paulista	Mark to Market	(9)	475	68	(241)
CPFL Jaguari	Exchange variation	(2,564)	(5,504)	604	145
CPFL Jaguari	Mark to Market	20	542	31	(185)
CPFL Mococa	Exchange variation	(939)	(2,027)	1,396	983
CPFL Mococa	Mark to Market	(35)	82	55	(135)
		(136,500)	(246,166)	195,890	123,397

c) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates.

If the risk exposure is considered active, the risk to be taken into account is a reduction in the pegged indexes, resulting in a negative impact on the income of the Company and its subsidiaries.  Similarly, if the risk exposure is considered a liability, the risk is of an increase in the pegged indexes and the consequent negative effect on income.  The Company and its subsidiaries therefore quantify the risks in terms of the net exposure of the variables (dollar, CDI, IGP-M, TJLP and IPCA), as shown below:

c.1) Exchange rates variation

If the level of net exchange rate exposure at June 30, 2014 is maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
Instruments	Exposure R$ thuosand (1)	Risk	Exchange depreciation of 10,2%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial liability instruments	(2,929,844)		(298,505)	(1,105,592)	(1,912,679)
Derivatives - Plain Vanilla Swap	2,929,541		298,474	1,105,478	1,912,482
	(303)	dollar apprec.	(31)	(114)	(198)

Total (increase) decrease	(303)		(31)	(114)	(198)
(1) Exchange rate at June 30, 2014: R$ 2.20.
(*) In accordance with exchange graphs contained in information provided by the BM&F. Exchange rate used: R$ 2.43

(**) In compliance with CVM Instruction 475/08, the percentage of exchange depreciation are related to the information provided by the BM&F.
As the net exposure is an asset, the risk is of a drop in the dollar and the exchange rate is therefore appreciated by 25% and 50% in relation to the probable dollar.

c.2) Variation in interest rates

Assuming that (i) the scenario of net exposure of the financial instruments indexed to variable interest rates at June 30, 2014 is maintained, and (ii) the respective accumulated annual indexes for the last 12 months remain stable (CDI 9.63% p.a.; IGP-M 6.24% p.a.; TJLP  5% p.a. and IPCA 6.52% p.a.), the effects on the Company’s financial statements for the next 12 months would be a net financial expense of R$ 921,813 (CDI R$ 720,699; IGP-M R$ 4,866; and TJLP R$ 196,267 and IPCA income of R$ 18). The risk to which the instruments are exposed is evaluated based on the net position. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure R$ thousand	Risk	Scenario I*	Raising/Drop index by 25%(**)	Raising/Drop index by 50%(**)
Financial asset instruments	5,686,119		80,743	237,822	394,901
Financial liability instruments	(10,255,514)		(145,628)	(428,937)	(712,245)
Derivatives - Plain Vanilla Swap	(2,912,079)		(41,352)	(121,798)	(202,244)
	(7,481,474)	CDI apprec.	(106,237)	(312,913)	(519,588)

Financial liability instruments	(78,565)	IGP-M apprec.	715	(332)	(1,379)

Financial liability instruments	(3,923,659)	TJLP apprec.	-	(49,046)	(98,091)

Financial liability instruments	(71,484)		550	1,578	2,606
Derivatives - Plain Vanilla Swap	71,767		(553)	(1,584)	(2,616)
	283	drop in the IPCA	(2)	(6)	(10)

Total increase	(11,483,415)		(105,524)	(362,297)	(619,069)
(*) The CDI, IGP-M, TJLP and IPCA indexes considered of 11,05%, 5,33%, 5% and 5,75%, respectively, were obtained from information available in the market.
(**) In compliance with CVM Instruction 475/08, the percentage of raising index were applied to Scenario I indexes.

(33)  REGULATORY ASSETS AND LIABILITIES

The Company has the following assets and liabilities for regulatory purposes, which are not recorded in the interim financial statements.

	Consolidated
	June 30, 2014	March 31, 2014	December 31, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	2,301	5,620	16,821	39,513	60,711	65,534
	2,301	5,620	16,821	39,513	60,711	65,534
Deferred Costs Variations
CVA (**)	810,102	688,357	547,402	694,043	686,461	897,364
	810,102	688,357	547,402	694,043	686,461	897,364
Prepaid Expenses
Overcontracting	303,593	248,454	170,084	66,543	83,174	74,885
Low income consumers' subsidy - Losses	-	-	-	-	-	2,064
Neutrality of the sector charges	3,506	-	-	5,497	2,845	2,850
Tariff adjustment	28,056	25,095	13,309	2,663	3,790	2,696
Other financial components	20,505	26,555	41,608	68,250	84,047	92,582
	355,660	300,104	225,001	142,953	173,856	175,078
Liabilities
Deferred Gains Variations
Parcel "A"	(1,454)	(1,454)	(1,454)	(1,454)	(1,454)	(1,443)
CVA (**)	(474,889)	(339,339)	(330,266)	(298,582)	(372,532)	(373,784)
	(476,343)	(340,793)	(331,720)	(300,037)	(373,987)	(375,227)
Other Accounts Payable
Replacement reibursement in PTR (***)	(102,768)	(138,089)	(138,621)	(177,032)	(205,913)	(242,987)
Discounts TUSD and Irrigation (*)	-	(64)	(193)	(453)	(376)	(363)
Tariff adjustment	(23,286)	(11,614)	(16,692)	-	-	-
Overcontracting	(9,737)	(17,513)	(29,928)	(40,346)	(26,090)	(28,919)
Low income consumers' subsidy - Gains	-	-	(5)	(10,587)	(13,979)	(22,813)
Neutrality of the sector charges	(28,692)	(36,611)	(34,745)	(58,064)	(60,033)	(66,985)
Other financial components	(53,471)	(36,286)	(29,393)	(21,521)	(4,027)	(4,254)
	(217,954)	(240,177)	(249,576)	(308,003)	(310,417)	(366,321)

Total net	473,766	413,111	207,928	268,470	236,624	396,428

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")
(***) Periodic tariff review

(34)  NON CASH TRANSACTIONS

	Parent company		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Transactions resulting from business combinations
Loans, financing and debentures	-	-	(34,894)	-
Property, plant and eqiupment acquired through business combination	-	-	51,735	-
Intangible asset acquired in business combination, net of tax effects	-	-	42,743	-
Other net assets acquired through business combination	-	-	11,346	-
	-	-	70,930	-
Cash acquired in the business combination	-	-	(2,466)	-
Acquisition price paid	-	-	68,464	-

Other transactions
Capital increase in subsidiaries with Advance for future capital increase	59,397	-	-	-
Provision for socio-environmental costs capitalized in property, plant and equipment	-	-	9,193	-
Reversal of provision for socio-environmental costs capitalized in property, plant and equipment	-	-	-	624
Interest capitalized in property, plant and equipment	-	-	10,668	23,876
Interest capitalized in intangible concessoin asset - distribution infrastructure	-	-	3,505	5,139
Transfer from financial concession asset and intangible to property, plant and equipment as result of Spin-off generation activity on the distribuition	-	-	5,828	-
Transfer between property, plant and equipament and intangible	-	-	7,155	11,837
Transfer between property, plant and equipament and other assets	-	-	28,454	11,746
Realization of noncontrolling's capital reserve against to receivables	-	-	1,316	-

(35)  RELEVANT FACTS AND SUBSEQUENT EVENT

35.1 - Law 12973 of May 13, 2014

Publication of this Law introduced important changes in the regulations relating to Corporate income tax - IRPJ, Social Contribution on Net Income - CSSL, Employees’ profit participation program/Public Service Employee Savings Program (PIS/Pasep) and Contribution for Social Security Financing - Cofins regulations, including revocation of the Transitional Tax System (RTT) from January 1, 2014, for those adopting the measures, and January 1, 2015 for non-opting parties.

The Managements of the Company and its subsidiaries are assessing the impacts of these changes and the best time for adopting the measures.

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of June 30, 2014:

Shareholders	Common shares	Interest - %
ESC Energia S.A.	234,092,930	24.33
BB Carteira Livre I FIA	288,569,602	29.99
Bonaire Participações S.A.	6,308,790	0.66
Energia São Paulo FIA	136,820,640	14.22
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	487,700	0.05
Camargo Correa S.A.	837,860	0.09
Fundação Petrobras de Seguridade Social - Petros	1,759,900	0.18
Fundação Sistel de Seguridade Social	19,500	0.00
BNDES Participações S.A.	64,842,768	6.74
Other shareholders	228,534,570	23.75
Total	962,274,260	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2014 and 2013:

	June 30, 2014		June 30, 2013
Acionistas	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	668,896,922	69.51	666,668,822	69.28
Administrator	-	-	-	-
Members of the Executive Officers	102,300	0.01	72,077	0.01
Members of the Board of Directors	800	0.00	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	293,274,238	30.48	295,533,361	30.71
Total	962,274,260	100.00	962,274,260	100.00
Outstanding shares - free float	293,274,238	30.48	295,533,361	30.71

SHAREHOLDING STRUCTURE								2nd quarter 2014
CPFL ENERGIA S/A								Per units shares		Date of last change
1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		668,896,922	69.51%	100.00%	-	0.00%	0.00%	668,896,922	69.51%
1.1 Esc Energia S.A.	15.146.011/0001-51	234,092,930	24.33%	100.00%	-	0.00%	0.00%	234,092,930	24.33%	25-Mar-13
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	73.899.742/0001-74	288,569,602	29.99%	100.00%	-	0.00%	0.00%	288,569,602	29.99%	26-Dec-12
1.3 Bonaire Participações S.A.	02.117.801/0001-67	6,308,790	0.66%	100.00%	-	0.00%	0.00%	6,308,790	0.66%	9-Apr-12
1.4 Energia São Paulo FIA	02.178.371/0001-93	136,820,640	14.22%	100.00%	-	0.00%	0.00%	136,820,640	14.22%	25-Mar-13
1.5 Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	487,700	0.05%	100.00%	-	0.00%	0.00%	487,700	0.05%	9-Apr-12
1.6 Camargo Correa S.A.	01.098.905/0001-09	837,860	0.09%	100.00%	-	0.00%	0.00%	837,860	0.09%	25-Mar-13
1.7 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	1,759,900	0.18%	100.00%	-	0.00%	0.00%	1,759,900	0.18%	7-Jun-13
1.8 Fundação Sistel de Seguridade Social	00.493.916/0001-20	19,500	0.00%	100.00%	-	0.00%	0.00%	19,500	0.00%	26-Sep-13
Noncontrolling shareholders		293,377,338	30.49%	100.00%	-	0.00%	0.00%	293,377,338	30.49%
1.9 BNDES Participações S.A.	00.383.281/0001-09	64,842,768	6.74%	100.00%	-	0.00%	0.00%	64,842,768	6.74%	30-Nov-13
1.10 Board of Directors		800	0.00%	100.00%	-	0.00%	0.00%	800	0.00%	30-Apr-14
1.11 Executive officers		102,300	0.01%	100.00%	-	0.00%	0.00%	102,300	0.01%	31-Jan-13
1.12 Other shareholders		228,431,470	23.74%	100.00%	-	0.00%	0.00%	228,431,470	23.74%
Total		962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%
2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
1.1.1 VBC Energia S.A.	00.095.147/0001-02	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
1.1.2 Átila Holdings S/A	07.305.671/0001-00	554,402,306	50.00%	100.00%	-	0.00%	0.00%	554,402,306	50.00%	28-Nov-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1,108,804,612	100.00%	100.00%	-	0.00%	0.00%	1,108,804,612	100.00%
3 - Entity: 1.1.1 VBC ENERGIA S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		3,840,605	88.55%	98.39%	62,981	100.00%	1.61%	3,903,586	88.71%
1.1.1.1 Camargo Corrêa Energia S.A.	04.922.357/0001-88	1,937,959	44.68%	97.63%	47,018	74.65%	2.37%	1,984,977	45.11%	28-Nov-13
1.1.1.2 Camargo Corrêa S.A.	01.098.905/0001-09	1,902,646	43.87%	99.17%	15,963	25.35%	0.83%	1,918,609	43.60%	28-Nov-13
Noncontrolling shareholders		496,670	11.45%	100.00%	-	0.00%	0.00%	496,670	11.29%
1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	496,665	11.45%	100.00%	-	0.00%	0.00%	496,665	11.29%	28-Nov-13
1.1.1.4 Demais acionistas		5	0.00%	100.00%	-	0.00%	0.00%	5	0.00%
Total		4,337,275	100.00%	98.57%	62,981	100.00%	1.43%	4,400,256	100.00%
4- Entity: 1.1.2 Átila Holdings S/A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	61.522.512/0001-02	380,575,180	46.33%	100.00%	-	0.00%	0.00%	380,575,180	46.33%	31-Aug-11
1.1.2.2 Camargo Corrêa S.A	01.098.905/0001-09	440,877,607	53.67%	100.00%	-	0.00%	0.00%	440,877,607	53.67%	1-Sep-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.1.1 Camargo Corrêa Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%
1.1.1.1.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	02.372.232/0001-04	2,360,886	100.00%	77.41%	689,071	100.00%	22.59%	3,049,957	100.00%	30-Apr-12
Noncontrolling shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
1.1.1.1.2 Other shareholders		-	0.00%	0.00%	4	0.00%	100.00%	4	0.00%
Total		2,360,886	100.00%	77.41%	689,075	100.00%	22.59%	3,049,961	100.00%
6 - Entity: 1.1.1.2 Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%
1.1.1.2.1 Participações Morro Vermelho S.A.	03.987.192/0001-60	48,943	99.99%	34.46%	93,099	100.00%	65.54%	142,042	100.00%	30-Apr-12
Noncontrolling shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
1.1.1.2.2 Other shareholders		3	0.01%	75.00%	1	0.00%	25.00%	4	0.00%
Total		48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.3 Camargo Corrêa Investimento em Infra-Estrutura S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,058,326,174	100.00%	100.00%	-	0.00%	0.00%	1,058,326,174	100.00%
1.1.1.3.1 Camargo Corrêa S.A.	01.098.905/0001-09	1,058,326,174	100.00%	100.00%	-	0.00%	0.00%	1,058,326,174	100.00%	2-mai-13
Noncontrolling shareholders		4	0.00%	100.00%	-	0.00%	0.00%	4	0.00%
1.1.1.3.2 Other shareholders		4	0.00%	100.00%	-	0.00%	0.00%	4	0.00%
Total		1,058,326,178	100.00%	100.00%	-	0.00%	0.00%	1,058,326,178	100.00%
8 - Entity: 1.1.2.1 Construções e Comércio Camargo Corrêa S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%
1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	11.196.609/0001-02	527,213	100.00%	85.73%	87,780	100.00%	14.27%	614,993	100.00%	30-Apr-14
Noncontrolling shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
1.1.2.1.2 Other shareholders		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%
Total		527,214	100.00%	85.73%	87,780	100.00%	14.27%	614,994	100.00%
9 - Entity: 1.1.1.2.1 Participações Morro Vermelho S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,249,991	100.00%	100.00%	-	0.00%	0.00%	2,249,991	33.33%
1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	09.594.448/0001-55	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	09.594.570/0001-21	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	09.594.541/0001-60	749,997	33.33%	100.00%	-	0.00%	0.00%	749,997	11.11%	2-May-12
Noncontrolling shareholders		9	0.00%	0.00%	4,500,000	100.00%	100.00%	4,500,009	66.67%
1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	09.594.459/0001-35	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	09.594.480/0001-30	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	09.594.468/0001-26	-	0.00%	0.00%	1,498,080	33.29%	100.00%	1,498,080	22.19%	1-Oct-08
1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	09.608.284/0001-78	-	0.00%	0.00%	5,760	0.13%	100.00%	5,760	0.09%	1-Oct-08
1.1.1.2.1.8 Other shareholders		9	0.00%	100.00%	-	0.00%	0.00%	9	0.00%
Total		2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
10 - Entity: 1.1.2.1.1 Camargo Corrêa Construções e Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%
1.1.2.1.1.1 Camargo Corrêa S.A.	01.098.905/0001-09	2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%	15-Oct-13
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		2,398,357,921	100.00%	100.00%	-	0.00%	0.00%	2,398,357,921	100.00%

(continue)

11 - Entity: 1.1.1.2.1.1 RCABON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.1.1 Rosana Camargo de Arruda Botelho	535.804.358-68	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.1.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.1.2.1.2 RCNON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%
1.1.1.2.1.2.1 Renata de Camargo Nascimento	535.804.608-97	749,850	100.00%	99.99%	40	26.67%	0.01%	749,890	99.99%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
1.1.1.2.1.2.2 Other shareholders		-	0.00%	0.00%	110	73.33%	100.00%	110	0.01%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
13 - Entity: 1.1.1.2.1.3 RCPODON Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%
1.1.1.2.1.3.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	749,850	100.00%	100.00%	-	0.00%	0.00%	749,850	99.98%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
1.1.1.2.1.3.2 Other shareholders		-	0.00%	0.00%	150	100.00%	100.00%	150	0.02%
Total		749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.1.2.1.4 RCABPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.4.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.4.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.1.2.1.5 RCNPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%
1.1.1.2.1.5.1 Renata de Camargo Nascimento	535.804.608-97	1,499,890	99.99%	100.00%	-	0.00%	0.00%	1,499,890	99.99%	1-Oct-08
Noncontrolling shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
1.1.1.2.1.5.2 Other shareholders		110	0.01%	100.00%	-	0.00%	0.00%	110	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
16 - Entity: 1.1.1.2.1.6 RCPODPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%
1.1.1.2.1.6.1 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,499,850	99.99%	100.00%	-	0.00%	0.00%	1,499,850	99.99%	1-Oct-08
Noncontrolling shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
1.1.1.2.1.6.2 Other shareholders		150	0.01%	100.00%	-	0.00%	0.00%	150	0.01%
Total		1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.1.2.1.7 RRRPN Empreendimentos e Participações S.A	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.1.2.1.7.1 Rosana Camargo de Arruda Botelho	535.804.358-68	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.2 Renata de Camargo Nascimento	535.804.608-97	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
1.1.1.2.1.7.3 Regina de Camargo Pires Oliveira Dias	153.204.398-81	1,980	33.33%	100.00%	-	0.00%	0.00%	1,980	33.33%	1-Oct-08
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	33.754.482/0001-24	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%	3-Nov-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		66,728,875	0.00%	100.00%	-	0.00%	0.00%	66,728,875	0.00%
1.3.1 Energia São Paulo Fundo de Investimento em Ações	02.178.371/0001-93	66,728,875	0.00%	100.00%	-	0.00%	0.00%	66,728,875	0.00%	19-Dec-12
Noncontrolling shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
1.3.2 Other shareholders		3	0.00%	100.00%	-	0.00%	0.00%	3	0.00%
Total		66,728,878	0.00%	100.00%	-	0.00%	0.00%	66,728,878	0.00%
20 - Entity: 1.4 Energia São Paulo Fundo de Investimento em Ações	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	07.792.436/0001-00	353,528,507	44.39%	100.00%	-	0.00%	0.00%	353,528,507	44.39%	16-Nov-04
1.4.2 Fundação Petrobras de Seguridade Social - Petros	34.053.942/0001-50	181,405,069	22.78%	100.00%	-	0.00%	0.00%	181,405,069	22.78%	16-Nov-04
1.4.3 Fundação Sabesp de Seguridade Social - Sabesprev	65.471.914/0001-86	4,823,881	0.61%	100.00%	-	0.00%	0.00%	4,823,881	0.61%	16-Nov-04
1.4.4 Fundação Sistel de Seguridade Social	00.493.916/0001-20	256,722,311	32.23%	100.00%	-	0.00%	0.00%	256,722,311	32.23%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
21 - Entity: 1.4.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.4.1.1 Fundação CESP	62.465.117/0001-06	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%	16-Nov-04
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
22 - Entity: 1.9 BNDES Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.9.1 Banco Nacional de Desenv. Econômico e Social (1)	33.657.248/0001-89	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	15-Dec-09
Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government Number of shares is expressed in units.

Half Yearly Social Report 2014 /2013 (*)

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	1st semester of 2014 Value (R$ thousand)			1st semester of 2013 Value (R$ thousand)
Net Revenues (NR)	7,820,993			7,313,769
Operating Result (OR)	547,615			486,066
Gross Payroll (GP)	339,809			326,672
2 - Internal Social Indicators	Value (thousand)	% of GP	% of NR	Value (thousand)	% of GP	% of NR
Food	28,771	8.47%	0.37%	27,267	8.35%	0.37%
Mandatory payroll taxes	90,846	26.73%	1.16%	87,772	26.87%	1.20%
Private pension plan	18,025	5.30%	0.23%	17,753	5.43%	0.24%
Health	17,843	5.25%	0.23%	18,169	5.56%	0.25%
Occupational safety and health	1,226	0.36%	0.02%	1,398	0.43%	0.02%
Education	1,070	0.31%	0.01%	1,135	0.35%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	3,045	0.90%	0.04%	5,633	1.72%	0.08%
Day-care / allowance	486	0.14%	0.01%	478	0.15%	0.01%
Profit / income sharing	26,557	7.82%	0.34%	17,648	5.40%	0.24%
Others	3,340	0.98%	0.04%	3,164	0.97%	0.04%
Total - internal social indicators	191,209	56.27%	2.44%	180,417	55.23%	2.47%
3 - External Social Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Education	70	0.01%	0.00%	830	0.17%	0.01%
Culture	3,924	0.72%	0.05%	5,099	1.05%	0.07%
Health and sanitation	343	0.06%	0.00%	292	0.06%	0.00%
Sport	0	0.00%	0.00%	153	0.03%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	2,854	0.52%	0.04%	1,636	0.34%	0.02%
Total contributions to society	7,191	1.31%	0.09%	8,010	1.65%	0.11%
Taxes (excluding payroll taxes)	2,214,780	404.44%	28.32%	2,161,314	444.65%	29.55%
Total - external social indicators	2,221,971	405.75%	28.41%	2,169,324	446.30%	29.66%
4 - Environmental Indicators	Value (thousand)	% of OR	% of NR	Value (thousand)	% of OR	% of NR
Investments relalated to company production / operation	17,276	3.15%	0.22%	18,284	3.76%	0.25%
Investments in external programs and/or projects	28,131	5.14%	0.36%	32,224	6.63%	0.44%
Total environmental investments	45,407	8.29%	0.58%	50,508	10.39%	0.69%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators	1st semester of 2014			1st semester of 2013
Nº of employees at the end of period	8,827			8,639
Nº of employees hired during the period	1,252			620
Nº of outsourced employees	ND			ND
Nº of interns	195			242
Nº of employees above 45 years age	2,057			1,987
Nº of women working at the company	2,004			2,169
% of management position occupied by women	8.72%			10.24%
Nº of Afro-Brazilian employees working at the company	1,524			1,232
% of management position occupied by Afro-Brazilian employees	0.58%			1.96%
Nº of employees with disabilities	275			276
6 - Relevant information regarding the exercise of corporate citizenship	1st semester of 2014			1st semester of 2013
Ratio of the highest to the lowest compensation at company	24.23			24.07
Total number of work-related accidents	24			32
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	972,115	738	3,314	885,610	526	1,083
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company (**)	in Procon (**)	in the Courts
	100%	100%	22.5%	100%	100%	3.2%
Total value-added to distribute (R$ 000):	1S14	3,946,854		1S13	3,739,426
Value-Added Distribution (VAD):	57.8% government 10,0% employees 0% shareholders 24.2% third parties 8.1% retained			59.5% government 10.2% employees 0% shareholders 22.9% third parties 7.3% retained
7 - Other information
Responsible: Sergio Luiz Felice, phone: 55-19-3756-8018, slfelice@cpfl.com.br
(*) Information not reviewed by the independent auditors

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the

Arbitration Clause in Article 44 of the Company’s By-Laws.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of CPFL Energia S.A. (“CPFL Energia” or “Company”), identified as Parent Company and Consolidated, respectively, included in the Interim Financial Information Form (“ITR”), for the quarter ended June 30, 2014, which comprises the balance sheets as of June 30, 2014, and related statements of income, comprehensive income for the three-month and six-month periods then ended, changes in shareholders' equity and cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of these individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International standards on review of interim financial information statement (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Exchange and Securities Commission (“CVM”).

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information Form referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (“ITR”) and presented in accordance with the standards issued by the Brazilian Securities Commission (“CVM”).

Emphases of matter

Founds Transferred from Energy Development Account - CDE

As mentioned in note 26.1, the Company and its subsidiaries recorded as a reduction of cost of energy purchased, founds transferred directly from the Energy Development Account (“CDE”) and through the Chamber of Electric Energy Commercialization (“CCEE”) concerning to the three-month and six-month periods ended June 30, 2014. Our conclusion is not modified due to this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (“DVA”)
for the six-month period ended June 30, 2014, prepared under Management's responsibility, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of Interim Financial Information (ITR) and is considered as supplemental information for IFRSs that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that there are not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Campinas, August 11, 2014

DELOITTE TOUCHE TOHMATSU	Marcelo Magalhães Fernandes
Auditores Independentes	Engagement Partner

The sheets related to the Interim Financial Information (ITR) reviewed by us are marked for identification purposes only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.